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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                               ----------------

                                   FORM 10-K

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1992        COMMISSION FILE NUMBER 0-2315


                                    JWP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------

                DELAWARE                               11-2125338
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

        SIX INTERNATIONAL DRIVE,
          RYE BROOK, NEW YORK                          10573-1058
    (ADDRESS OF PRINCIPAL EXECUTIVE                    (ZIP CODE)
                OFFICES)
                                 (914) 935-4000
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

  Securities registered pursuant to Section 12(b) of the Act:

      COMMON STOCK, $.10 PAR VALUE              NEW YORK STOCK EXCHANGE
         (TITLE OF EACH CLASS)              (NAME OF EACH EXCHANGE ON WHICH
                                                      REGISTERED)

  Securities registered pursuant to Section 12(g) of the Act:

              7 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2012
                                (TITLE OF CLASS)

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           YES              NO  X

  The aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant on August 31, 1994 was approximately $0.

  Number of shares of Common Stock outstanding as of the close of business on August 31, 1994: 41,357,697 shares.

  Indicate by check mark if disclosure of delinquent filings pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

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

                               TABLE OF CONTENTS

                                     PART I

                                                                                      PAGE
                                                                                      ----
Item 1.  Business....................................................................   3
           General...................................................................   3
           Mechanical/Electrical Services............................................   4
           Supply of Water...........................................................   6
           Information Services......................................................   7
           Other.....................................................................   7
Item 2.  Properties..................................................................   8
Item 3.  Legal Proceedings...........................................................  10
Item 4.  Submission of Matters to a Vote of Security Holders.........................  12
                                    PART II
Item 5.  Market for the Registrant's Common Equity and Related Stockholders Matters..  13
Item 6.  Selected Financial Data.....................................................  14
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
            Operations...............................................................  15
Item 8.  Financial Statements and Supplementary Data.................................  25
Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial
            Disclosure...............................................................  53
                                    PART III
Item     Directors and Executive Officers of the Registrant..........................  55
10.
Item     Executive Compensation......................................................  57
11.
Item     Security Ownership of Certain Beneficial Owners and Management..............  67
12.
Item     Certain Relationships and Related Transactions..............................  68
13.
                                    PART IV
Item     Exhibits, Financial Statement Schedules, and Reports on Form 8-K............  69
14.

                                     PART I

ITEM 1. BUSINESS

GENERAL

  JWP INC. ("JWP" or the "Company") is a leader in mechanical/electrical construction and maintenance services.

  The Company also owns and operates Jamaica Water Supply Company, which is the largest investor-owned water utility in New York State and which serves portions of Queens County and Nassau County in New York State, and Sea Cliff Water Company, a water utility which serves a small portion of Nassau County.

  As discussed in more detail below under "Management's Discussion and Analysis of Financial Condition and Results of Operations", JWP is seeking to reorganize under Chapter 11 of the United States Bankruptcy Code. Since 1992, the Company has experienced losses, and cash flow from operations continues to be inadequate to fund its operations and service its debt and other obligations. From August 1992 until February 1994, when it obtained debtor-in-possession financing, JWP did not have available credit facilities and consequently had to fund operations from working capital and from the proceeds of sales of businesses and other assets.

  JWP's subsidiaries are not a party to the Chapter 11 proceeding, which affects only JWP INC., the parent holding company. With the exception of certain subsidiaries of JWP that had been engaged in the information services business, none of the Company's subsidiaries is a party to any insolvency or similar proceeding. However, there has been significant deterioration in the Company's mechanical and electrical services backlog of business. In addition, a surety company that had been the primary source of surety bonds for certain subsidiaries engaged in the Company's mechanical and electrical services business (the "MES Companies"), which subsidiaries comprised approximately 20% of the Company's 1993 revenues of those MES Companies which the Company currently plans to retain, is no longer engaged in the business of issuing such bonds. As a result, these subsidiaries are currently not receiving such bonds. However, the absence of available bonding for these subsidiaries has not resulted in a material reduction in their backlog. The Company and these subsidiaries are actively engaged in discussions with another surety company which has undertaken due diligence for the purpose of entering into a new surety bonding arrangement. However, there can be no assurance that such a new surety bonding arrangement will be entered into.

  In the second half of 1992, JWP developed an asset disposition program to sell certain of its businesses as part of a business restructuring plan. The Company's business restructuring plan and its proposed plan of reorganization under its Chapter 11 proceeding contemplates, among other things, the sale and downsizing of certain of its mechanical and electrical business units in the United States, as well as the sale of its non-core businesses. The business restructuring plan has been implemented and as a consequence the broad range of mechanical and electrical services offered by the Company and the Company's broad geographical range in the United States has been reduced. The MES Companies to be retained by the reorganized JWP generated revenues of approximately $1.9 billion in 1992.

  Under JWP's proposed plan of reorganization, creditors of the Company will own all of the common stock of the reorganized JWP and holders of the Company's common stock, preferred stock and warrants of participation will receive warrants to purchase common stock of the reorganized JWP in exchange for their existing equity interests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  A class action lawsuit on behalf of the Company's common stockholders against the Company and certain former officers and certain directors of the Company, among others, has been pending since 1992. It seeks an unspecified amount of damages from the defendants, including the Company. Under the proposed plan of reorganization, members of the class in that litigation also will receive warrants to purchase common stock of the reorganized JWP but will not be entitled to receive any other recovery from the Company with respect to their claims. Claims against defendants other than the Company will not be affected by the proposed plan of reorganization. For further information regarding this litigation see "Legal Proceedings--JWP Shareholder Litigation."

  The Company's continuation as a going concern is dependent upon its ability to restructure its indebtedness as part of its plan of reorganization, obtain sufficient bonding which is frequently required for the award of construction contracts, return to profitability, obtain new credit facilities and otherwise generate sufficient cash flow to meet its restructured and other obligations on a timely basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

  For several years prior to August 9, 1993, the Company, through its information services group, also provided computer and system integration services. On August 9, 1993 the Company sold substantially all its business operations in that field which were located in the United States. In October 1993, the subsidiary that formerly conducted these operations in the United States filed a voluntary petition under Chapter 7 of the United States Bankruptcy Code.

  Since the middle of 1992, the Company has sold a number of other non-core business units. It intends to pursue the sale of the balance of its non-core businesses, including its water supply business.

  JWP is a Delaware corporation, formed in 1987 to continue the business of its predecessor, a New York corporation with the same name.

MECHANICAL/ELECTRICAL SERVICES

  JWP's MES Companies specialize in the design, distribution, integration, installation and maintenance of complex mechanical and electrical systems. Services are provided to a broad range of commercial, industrial and institutional customers through 43 offices located in major markets throughout the United States and more than 25 offices located in Canada, the United Kingdom and the Middle East.

  The MES Companies provide mechanical and electrical services, directly, by designing, selling, integrating, installing and maintaining systems to and for end-users (including corporations, municipalities and other governmental entities, owner/developers and tenants of buildings) and, indirectly, by acting as subcontractor for construction managers, general contractors and other subcontractors.

  The wide range of the Company's MES Companies is more particularly described below.

  RANGE OF MECHANICAL AND ELECTRICAL SERVICES. The MES Companies are primarily involved in the design, integration, installation and maintenance of (i) distribution systems for electrical power (including power cables, conduits, distribution panels, transformers and generators), (ii) lighting systems and
(iii) heating, ventilating, air conditioning, plumbing, process and high purity piping and clean air systems. JWP believes its mechanical and electrical services business is the largest of its kind in the United States and Canada and one of the largest in the United Kingdom.

  Mechanical and electrical services are principally of three types: (l) large installation projects, with contracts generally in the multi-million dollar range, in connection with construction of industrial facilities, institutional and public works projects, commercial buildings and large blocks of space within commercial buildings, (2) smaller system installations involving renovation and retrofit work and (3) maintenance and service.

  The MES Companies' largest installation projects have included those (i) for industrial and institutional use (such as manufacturing, pharmaceutical and chemical plants, refineries, research facilities, water and wastewater treatment facilities, hospitals, correctional facilities, schools, trading floors, computer facilities and mass transit systems), (ii) for commercial use (such as office buildings, convention centers, shopping malls, hotels and resorts) and (iii) for electrical utilities. These can be multiyear projects ranging in size up to, and occasionally in excess of, $50 million. The MES Companies also install and maintain street, highway, bridge and tunnel lighting, traffic signals, computerized traffic signal control systems and signal control and communication systems for mass transit in several metropolitan areas.

  Major projects are performed pursuant to contracts with owners, such as corporations and municipalities and other governmental entities, general contractors, construction managers, as agents for owners of construction projects, owner-developers and tenants of commercial properties. Institutional and public works projects are frequently long-term, complicated projects requiring significant technical skills and financial strength to obtain the performance bonds that are often a condition to the award of contracts for such projects.

  Smaller projects, which are generally completed in less than a year, involve the provision of conventional mechanical and electrical services in industrial plants, office buildings and commercial and retail space in which the MES Companies install electrical fixtures, provide electrical and air conditioning systems for computer facilities, and install smaller heating, air conditioning, and plumbing systems for office and renovation projects. In this area, the MES Companies are not necessarily dependent upon new construction; demands for their services are frequently prompted by the expiration of leases, changes in technology and changes in the customer's plant or office layout in the normal course of business.

  The MES Companies also perform maintenance and service work, under contract or on an on-call basis, for exterior and interior lighting systems and for air conditioning and heating systems in plants and other large facilities, office buildings and commercial enterprises. The MES Companies also install refrigeration systems for restaurants, office cafeterias and supermarkets. Contracts for maintenance of mechanical and electrical systems range from one to several years and are billed on a time and materials basis or a fixed fee plus the cost of materials. In many of the buildings in which the MES Companies maintain lighting systems, they also install fixtures, move outlets, rewire and perform other routine electrical work. Maintenance and service operations often require a number of employees to be permanently located at the building or facility served.

  In addition, the MES Companies operate fully equipped sheet metal fabrication facilities in the United States, providing and installing sheet metal for both their own mechanical services businesses and unrelated mechanical contractors; they also maintain welding and piping fabrication shops for their own mechanical operations.

  BACKLOG. The MES Companies had a backlog, as of December 31, 1992, of approximately $1.6 billion compared with a backlog of approximately $1.85 billion as of December 31, 1991. At March 31, 1994, the backlog of the MES Group was approximately $1.1 billion, of which approximately $1.0 billion relates to mechanical and electrical subsidiaries which the Company currently intends to retain. The MES Companies have experienced a reduction in their backlog principally because of the Company's weakened financial condition, which adversely affects their ability to obtain new contracts, and by reason of the continuing recession in the United States and overseas construction markets.

  EMPLOYEES. The MES Companies presently employ approximately 14,000 people, approximately 80% of whom are represented by various unions. The Company believes that its employee relations are generally satisfactory.

  COMPETITION. The business in which the MES Companies engage is extremely competitive. They compete with national, regional and local companies. However, the Company believes that, at present, it is the largest mechanical and electrical services company in the United States and Canada and one of the largest in the United Kingdom. The MES Companies compete on the basis of the quality of service, price, performance and reliability. Their competitive position has been adversely affected by the Company's weakened financial condition, among other things, inasmuch as their surety companies have become more selective in issuing new bonds, especially on larger, longer duration projects and inasmuch as one company that had provided bonds for certain of the Company's subsidiaries has withdrawn from that business. Surety bonds are frequently a precondition to the awarding of a mechanical or electrical services contract.

SUPPLY OF WATER

  OPERATIONS. Jamaica Water Supply Company ("JWS") (substantially all the common stock of which is owned by the Company) and Sea Cliff Water Company ("Sea Cliff") (all the capital stock of which is owned by the Company) (sometimes referred to herein collectively as the "Water Companies") are regulated public utilities that own and operate water supply systems on Long Island, New York. JWS, the largest investor-owned water utility in New York State, supplies water to a densely populated residential area of approximately 40 square miles in the Borough of Queens in New York City and in southwestern Nassau County, an area with an aggregate population of approximately 650,000. Sea Cliff supplies water to a four square mile area on the north shore of western Nassau County with a population of approximately 20,000. The business of the Water Companies consists of the purification, distribution and sale of water for residential, commercial and industrial purposes, providing backup water for commercial customers' fire sprinkler systems and renting fire hydrants for municipal fire protection.

  The Company has decided to sell the Water Companies as part of its business restructuring plan.

  As of December 31, 1992, the Water Companies provided potable water to approximately 122,000 water service accounts, substantially all of whom are metered and billed for the amount of water actually used, and approximately 1,000 private fire protection accounts for sprinkler connections billed on a flat rate basis.

  The Water Companies' primary sources of water are ground water from wells located in the New York counties of Queens and Nassau and surface water obtained from the City of New York (the "City"). JWS has 93 wells on 60 well sites, of which 67 wells are currently operable, and Sea Cliff has two wells on two sites, both of which are currently operable. Where appropriate, JWS has installed treatment facilities at well sites to remove volatile organic compounds prior to the water entering the distribution system.

  In an effort to reduce the cost of water to City residents, the City provides JWS with an exemption from the City's real property taxes and makes direct revenue support payments to JWS for water service. JWS also has an agreement with the City to purchase up to 50 million gallons of water daily from the City (to the extent available) at a cost of $1 per million gallons; however, JWS expects to purchase only approximately 30 million gallons daily. The $1 per million gallons rate is substantially less than both JWS' cost to pump and treat water from its wells and the City's rate for commercial customers. The agreement expires June 30, 1998, although it is cancellable by either party on two years notice. The 30 million gallons of water JWS expects to purchase daily from the City constitutes approximately 60 percent of the average daily amount of water presently distributed by JWS to its customers in Queens County. JWS customers in Nassau County are served entirely from wells owned and operated by JWS.

  The Water Companies are subject to regulation by the Public Service Commission of the State of New York (the "Public Service Commission"). Since the population of the areas served by the Water Companies has been relatively stable, the amount of water consumed by their customers has not and is not expected to increase in any significant respect. Consequently, cost increases due to inflation or otherwise must be recovered through operating efficiencies or increases in rates which are subject to approval of the Public Service Commission. Until 1992, the Water Companies had traditionally filed for rate increases on an annual basis and had received approvals of rate increases from the Public Service Commission enabling them to maintain satisfactory operating results. Pursuant to a settlement agreement with respect to rate related proceedings that became effective February 2, 1994, JWS has agreed that, subject to limited specified exceptions, it will not seek to have a general rate increase become effective prior to January 1, 1997. JWS is also a party to certain condemnation proceedings. See "Legal Proceedings--Jamaica Water Supply Company Rate Related Proceedings and Related Litigation" and "New York City Condemnation Proceeding."

  The Water Companies are also subject to regulation by various federal, state and local agencies, including the Department of Environmental Conservation of the State of New York, the New York State and New York City Departments of Health, the New York City Department of Environmental Protection, the Nassau County Department of Health and the United States Environmental Protection Agency. The Company believes that the Water Companies are in compliance with all applicable Federal, state and local laws and regulations.

INFORMATION SERVICES

  The Company's Information Services Group was principally engaged in providing computer and systems integration services. It sold integrated multi-vendor personal computer related products and services for medium and large sized companies and other organizations. On August 9, 1993, the Company sold the portion of this business that operated in the United States. During the period April 1993 through January 1994, the Company sold, in separate transactions, its information services businesses in Canada, the United Kingdom, Japan and Germany. The Company also carried on similar information services businesses in France and Belgium. In 1993, the French and Belgian businesses filed petitions in their respective countries' courts seeking relief from their creditors. These businesses are in the process of being liquidated.

OTHER

  In addition to the sale of certain mechanical and electrical services business units contemplated by its business restructuring plan, the Company intends to dispose of the balance of its non-core businesses. The non-core business units that continue to be held for sale are principally the Water Companies, the Company's telephone systems business and its remaining energy and environmental related businesses.

  The Company's telephone systems business is engaged in the design, sale, installation and servicing of telecommunication systems, including LEXAR PBX telephone systems which the Company manufactures. These systems are used to interconnect business and institutional users with telephone lines of the regulatory telephone companies.

  The Company's principal remaining energy and environmental related business constructs, operates and maintains co-generation facilities for use in steam enhanced oil recovery processes, industrial plants, hotels, universities, hospitals and shopping centers. JWP, through its subsidiaries, has built 16 co-generation facilities, operates 6 of them and owns, in whole or in part, 3 of them. Where a JWP subsidiary owns a co-generation facility, it supplies utility services to its customers under long-term contracts. Other energy and environmental related business units manufacture fluidized bed combustion and gasification systems for the waste-to-energy market to process solid wastes of various types and collect methane gas at a landfill for conversion into electrical energy which is sold to a utility.

ITEM 2. PROPERTIES

  The operations of the Company are conducted primarily in leased properties. The following table lists the major facilities:

                                        APPROXIMATE
                                           SQUARE         LEASE EXPIRATION
                                          FOOTAGE        DATE, UNLESS OWNED
                                        -----------      ------------------
CORPORATE HEADQUARTERS
 Six International Drive            78,000 (of which              7/31/02
 Rye Brook, New York                63,000 square feet
                                    is presently sublet)
MECHANICAL AND ELECTRICAL SERVICES
 1200 North Sickles Road
 Tempe, Arizona                            29,000                   Owned
 3208 Landco Drive
 Bakersfield, California                   50,000                 4/30/95
 4462 Corporate Center Drive
 Los Alamitos, California                  41,400                12/31/00
 4464 Alvarado Canyon Road
 San Diego, California                     53,800                 7/31/95
 9505 Chesapeake Drive
 San Diego, California                     44,000                 1/30/96
 345 Sheridan Boulevard
 Lakewood, Colorado                        63,000                   Owned
 5697 New Peachtree Road
 Atlanta, Georgia                          27,200                11/30/95
 2100 South York Road
 Chicago, Illinois                         77,700                 1/09/00
 1300 Michigan Street
 Gary, Indiana                             27,600          Month to Month
 2655 Garfield Road
 Highland, Indiana                         34,600                 7/08/96
 3555 W. Oquendo Road
 Las Vegas, Nevada                         90,000                11/30/98
 46-01 20th Avenue
 Long Island City, New York                33,000                12/31/95
 19-49 42nd Street
 Long Island City, New York                59,000                 2/28/96
 30 N. MacQuesten Parkway
 Mount Vernon, New York                    25,300                11/30/98
 111 West 19th Street
 New York, New York                        27,200                 5/31/98
 Two Penn Plaza
 New York, New York                        57,200                 6/30/06

                             APPROXIMATE
                               SQUARE     LEASE EXPIRATION
                                FEET     DATE, UNLESS OWNED
                             ----------- ------------------
 165 Robertson Road
 Ottawa, Ontario                35,400                Owned
 11245 Indian Trail
 Dallas, Texas                  43,400              4/27/96
 11261 Indian Trail
 Dallas, Texas                  32,800              8/27/96
 5550 Airline Road
 Houston, Texas                 74,500              6/30/96
 515 Norwood Road
 Houston, Texas                 29,700       Month To Month
 Canary Wharf
 One Canada Square
 London, U.K.                   27,800              1/01/01
 Building D-3 Freeport
  Center
 Clearfield, Utah              120,000             12/31/99
 1574 South West Temple
 Salt Lake City, Utah           58,500             12/31/94
 22930 Shaw Road
 Sterling, Virginia             32,600              7/31/99
 109-D Executive Drive
 Sterling, Virginia             49,000              7/31/96
 1420 Spring Hill Road
 McLean, Virginia               13,100              4/07/00
SUPPLY OF WATER
 410 Lakeville Road
 Lake Success, New York         24,000              7/31/98
OTHER
 770 Lawrence Street
 Newbury Park, California       50,800              7/31/95
 175 Louis Street
 South Hackensack, New
 Jersey                         25,700              4/30/97

  JWS owns a waterworks system consisting of approximately 850 miles of water mains, 32 storage tanks and 93 wells (67 of which are presently operable). Water is drawn from these wells by electric motors housed in small brick or concrete buildings. These facilities are located on parcels of land, aggregating approximately 55 acres, owned by JWS scattered throughout the territory it serves. Many of the parcels are subject to liens, encumbrances and other restrictions. Sea Cliff owns approximately 56 miles of water mains and 4 parcels of land aggregating approximately 5 acres, on which a diesel pumping station, 2 storage facilities and 2 operating wells are located.

  The Company believes that all of its property, plant and equipment are well maintained, in good operating condition and suitable for purposes for which they are used.

  See Note 8 to Consolidated Financial Statements for additional information regarding lease costs. The Company believes there will be no difficulty either in negotiating the renewal of its real property leases as they expire or in finding other satisfactory space.

ITEM 3. LEGAL PROCEEDINGS

  JWP SHAREHOLDER LITIGATION. Since August 1992, nineteen purported class action lawsuits have been filed against the Company arising out of the restatements of earnings, write-offs and losses announced by the Company on August 4, 1992 and October 2, 1992. The lawsuits named as defendants, among others, the Company, certain of its former officers and certain directors, and alleged federal securities law and state law violations. On November 2, 1992, all of those actions were consolidated for pre-trial purposes before Judge Charles L. Brieant in the White Plains division of the Southern District of New York.

  Pursuant to Stipulation and Court Order, on January 15, 1993, a single consolidated amended class action complaint (the "Complaint") was filed against the Company and Andrew T. Dwyer, a director of the Company and a former Chairman of the Board, President and Chief Executive Officer of the Company, Ernest W. Grendi, a former Chief Financial Officer of the Company, Joseph E. Grendi, a former Chief Financial Officer of the Company's Mechanical/Electrical Services Group, and three current directors of the Company--Innis O'Rourke, Jr., Craig C. Perry, and Edmund S. Twining, Jr.-- and George M. Duff, Jr., a former director, each of whom were members of the Company's Audit Committee for all or part of 1991, and Ernst & Young which served as the Company's auditor for 1992 and 1991 and several prior years.

  The Complaint alleges violations of Section 10(b) of the Securities and Exchange Act of 1934, Rule 10b-5 promulgated thereunder and common law fraud and deceit on the part of the Company and the other named defendants. Among other things, the Company is alleged to have intentionally and materially overstated its inventory, accounts receivable and earnings in various public disseminations during the purported class period May 1, 1991 through October 1, 1992. The Complaint seeks an unspecified amount of damages. On March 30, 1993, the Company filed an Answer which denies the material allegations in the Complaint. The parties are now engaged in discovery proceedings. For information regarding the anticipated effect of the Company's bankruptcy proceeding on the claims asserted in this litigation, see "Business--General".

  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION. The Company has been informed by the Securities and Exchange Commission (the "SEC") that it is conducting a private investigation to determine whether there have been violations of certain provisions of the Federal securities laws and/or the rules and regulations of the SEC in connection with the Company's financial records, reports and public disclosures. The Company has been cooperating with the SEC's staff and has voluntarily produced documents and information as requested by the staff. On April 12, 1994, the SEC's staff informed the Company of its intention to recommend that the SEC file a civil injunction action against the Company. The Company is currently engaged in discussions with the SEC's staff concerning a possible consensual resolution of the matter.

  NEW YORK COUNTY DISTRICT ATTORNEY INVESTIGATION. In connection with an investigation of the plumbing industry being conducted by the New York County District Attorney's office, two subsidiaries of the Company engaged in the plumbing business in New York City have received subpoenas for certain of their books and records. The subsidiaries have complied with those subpoenas. Additionally, certain employees of these subsidiaries have been subpoenaed to testify as witnesses before a grand jury and those employees have complied with the subpoenas.

  JAMAICA WATER SUPPLY COMPANY RATE RELATED PROCEEDINGS AND RELATED
LITIGATION. Effective March, 1991, Jamaica Water Supply Company ("JWS") was authorized by the Public Service Commission of the State of New York (the "Public Service Commission") to increase its rates charged to customers by amounts designed to increase annual revenues by $3,992,000. At that time the Public Service Commission made $2,000,000 of that increase temporary and subject to refund pending a further review by the Public Service Commission. Upon completion of its review, in July 1992, the Public Service Commission ordered JWS to refund to its customers all of the amounts collected under the temporary portion of the rate increase during the period from March 1991 through June 1992. In addition, the Public Service Commission ordered JWS to reduce its rates charged to customers by amounts designed to reduce annual revenues by $1,400,000 effective July 1, 1992. During the third quarter of 1992, JWS, which had not recorded as revenue any of the amounts collected under the temporary portion of the rate increase, made the required refund, aggregating $2,900,000 including interest, by way of credits to customers' bills.

  In January 1992, the Public Service Commission ordered its Staff to perform an audit covering all aspects of JWS' operations. The report on that audit alleged that mismanagement and imprudence on the part of JWS may have resulted in excess charges to customers of up to $10,600,000. As a result of the audit report, in June 1992, the Public Service Commission instituted a proceeding requiring JWS to demonstrate that its rates charged to customers are not excessive and to provide for an investigation of JWS' management practices. As part of this proceeding, the Public Service Commission ordered that effective August 6, 1992, $10,600,000 of JWS' annual revenues be made temporary and subject to refund pending the completion of the investigation.

  Between December 1992 and May 1993, prior to the commencement of the hearing, each of JWS, the Public Service Commission Staff, the New York State Consumer Protection Board, Waterbill Watchdogs, Inc., the County of Nassau, the Town of Hempstead, the New York City Department of Environmental Protection and the New York City Water Board submitted proposed testimony in the Public Service Commission proceedings. On June 3, 1993, the Public Service Commission issued an order suspending hearings and appointing two administrative law judges for the purpose of effecting a settlement. Negotiations among the parties and through the settlement judges were ongoing from that time.

  In addition, in February 1993, the County of Nassau, State of New York, commenced an action alleging violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and common law fraud based on allegations that JWS intentionally filed false rate applications and, as a result, had earnings that exceeded projections by $8,653,000. The complaint demanded treble damages and punitive damages.

  As a result of the negotiations ordered by the Public Service Commission, all of the parties referred to above entered into a settlement agreement dated December 22, 1993 ("Settlement Agreement"), which, following approval by the Public Service Commission on February 2, 1994, settled all issues outstanding before the Public Service Commission, various state courts and in the RICO action. The Settlement Agreement provides, among other things, (i) that JWS will use its best efforts to bring about the separation of Jamaica Water Securities Corp., a subsidiary of JWP which owns substantially all of the common stock of JWS, from JWP and will submit a plan to the Public Service Commission on or before December 31, 1994 for the establishment of a separate waterworks corporation to be incorporated under the New York Transportation Corporations Law to provide water utility service to the Nassau County customers served by JWS, (ii) a commitment by JWS that, subject to limited specified exceptions, it will not seek to have a general rate increase become effective prior to January 1, 1997, (iii) for refunds and other payments to customers estimated to aggregate approximately $11.7 million over the 1994-1997 period, and (iv) a cap on earnings above which JWS will share with its customers its return on equity.

  NEW YORK CITY CONDEMNATION PROCEEDING. From time to time representatives of New York City (the "City") and JWP have met to discuss a possible purchase by the City of that portion of JWS's water distribution system, which is located in the City. That system constitutes approximately 75% of JWS's water plant.

  In September 1986, the State of New York enacted a law that requires the City to acquire by condemnation all of the property of JWS "constituting or relating to [its] water distribution system located in the City of New York" only in the event of a decision by a Supreme Court of the State of New York that the amount of compensation to be paid JWS for the water distribution system "shall be determined solely by the income capitalization method of valuation, based on the actual net income as allowed (to JWS) by the [New York State] public service commission." In addition, the law provides that if any court determines "that a method of compensation other than the income capitalization method be utilized, or if the proposed award is more than the [JWS] rate base of the [condemned] assets . . . as utilized by the public service commission in setting rates," the City may withdraw the condemnation proceeding without prejudice or costs. As of December 31, 1993, the rate base of those assets located in the City was approximately $81,350,000 exclusive of water meters currently under lease which may be required to be purchased in the event of condemnation.

  In April 1988, the City instituted a proceeding in a Supreme Court of the State of New York pursuant to the 1986 statute. The City sought, in the first instance, an order providing that the income capitalization method of valuation would be the sole method used to determine compensation for JWS's property, and, on that basis, asked the Court to determine the value of the JWS property to be condemned. Pursuant to the 1986 statute, if the Court determines compensation that exceeds the rate base or determines compensation by a method other than the income capitalization method, the City can withdraw the condemnation proceeding. JWS argued, at trial and in its post-trial memorandum, that the judicially recognized method for valuing public utility property is by the method known as " Reproduction Cost New, Less Depreciation". JWS also sought consequential and severance damages that would result from separating the JWS Nassau County water supply system from that in the City. The aggregate compensation sought by JWS as of December 31, 1987 was $923,966,341, consisting of $846,625,285 for its tangible and intangible assets, $49,670,056 for consequential and severance damages and $27,671,000 for the fair market value of the land owned by JWS. The City submitted its income capitalization valuation, as of December 31, 1987, at $62,500,000. The evidentiary hearings in the proceedings were concluded and JWS reserved its right to contest the constitutionality of the statute.

  Subsequent to the trial, the Court requested that the parties address the constitutionality of the statute. After a joint post-hearing submission from JWS and the City contending that the statute was constitutional, the Supreme Court, sua sponte, by decision dated June 21, 1993, dismissed the City's petition and held, inter alia, that "insofar as the legislature has directed this Court to make . . . a decision [on valuation only prior to any taking] through the statute, that statute is unconstitutional" because such a decision would be advisory. Aware that a constitutional challenge to a nearly identical condemnation statute (the "Saratoga Statute") involving Saratoga County, was pending in the appellate courts, neither JWS nor the City served a notice of entry of the dismissal order that would commence the period within which an appeal could be taken.

  On February 24, 1994, the New York Court of Appeals held the Saratoga Statute to be constitutional. On April 6, 1994, a conference was held with the Supreme Court pursuant to the City's request that it reconsider its JWS decision in light of the Court of Appeals February 24, 1994 decision. At the April 6, 1994 conference, the Court stated it would, as requested by the City, reconsider its decision. The Court further stated that if it decided to withdraw its June 21, 1993 decision, it would then take the proceedings under further consideration.

  The Company cannot predict whether the Court will withdraw its June 21, 1993 decision nor is it possible to predict what the decision of the Supreme Court might be if it decides to value the JWS property or the effect of the pending litigation on the proposed sale of JWS.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  None.

                                    PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS
        MATTERS

  As of August 31, 1994, there were 6,618 holders of record of the Company's common stock. Until October 11, 1993 the common stock of the Company was listed for trading on the New York Stock Exchange. Because of the losses suffered by the Company and its announcement that the Company intended to reorganize under a Chapter 11 proceeding pursuant to a plan of reorganization that would not permit holders of the Company's common stock to have any equity or debt interest in the restructured Company, the New York Stock Exchange delisted the Company's common stock from the Exchange.

  The following table sets forth the high and low closing prices for the Company's common stock during the periods indicated on the New York Stock Exchange.

                                                                    HIGH   LOW
                                                                   ------ ------
      1992
        Fourth Quarter............................................  7      2 1/2
        Third Quarter............................................. 12 5/8  6 1/8
        Second Quarter............................................ 17 3/4 12 1/8
        First Quarter............................................. 19 1/2 15 1/4
      1991
        Fourth Quarter............................................ 19     13 1/8
        Third Quarter............................................. 19 3/4 15 3/8
        Second Quarter............................................ 23     15 1/2
        First Quarter............................................. 22 3/4 12 1/2

  The Company did not pay dividends on its common stock during 1992 or 1991 and does not intend to pay dividends in the foreseeable future. See Note 3 to the Consolidated Financial Statements regarding restrictions on the Company's ability to pay dividends.

ITEM 6. SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data (including restated amounts for the years ended December 31, 1991 and December 31, 1990) should be read in conjunction with the Consolidated Financial Statements, the related notes thereto and the independent auditors' report thereon, which includes a disclaimer of opinion on the 1992 Consolidated Financial Statements, appearing elsewhere in this report. See Note 1 to the Consolidated Financial Statements regarding the uncertainty as to the Company's ability to continue as a going concern, the class action shareholder lawsuit filed against the Company, debt in default and the restatement of the Company's financial statements for the years ended December 31, 1991 and 1990.

Income Statement Data (a) (c)

                                         YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
                             1992        1991        1990        1989      1988
                          ----------  ----------- ----------- ---------- --------
                                      AS RESTATED AS RESTATED
Revenues................  $2,404,577  $2,318,112  $2,057,607  $1,547,618 $806,641
Gross profit............     243,854     344,551     331,400     271,960  191,817
(Loss) income from
 continuing operations..    (363,515)      4,712      28,649      32,206   23,033
(Loss) income from
 discontinued
 operations.............    (253,230)     24,263      21,600      14,403   10,983
Cumulative effect of
 change in method of
 accounting for income
 taxes..................       4,315         --          --          --       --
                          ----------  ----------  ----------  ---------- --------
Net (loss) income.......  $ (612,430) $   28,975  $   50,249  $   46,609 $ 34,016
                          ==========  ==========  ==========  ========== ========
(Loss) income per share
(b):
Continuing operations...  $    (9.00) $     0.10  $     0.75  $     0.91 $   0.70
Discontinued operations.       (6.24)       0.63        0.57        0.40     0.33
Cumulative effect of
 change in method of
 accounting for income
 taxes..................        0.11         --          --          --       --
                          ----------  ----------  ----------  ---------- --------
Net (loss) income per     $  (15.13)  $     0.73  $     1.32  $     1.31 $   1.03
 share..................
                          ==========  ==========  ==========  ========== ========
Balance Sheet Data
                                         YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
AS OF DECEMBER 31,           1992        1991        1990        1989      1988
- - - - - - - - - ------------------        ----------  ----------- ----------- ---------- --------
                                      AS RESTATED AS RESTATED
Shareholders' (deficit)
equity..................  $ (175,979) $  456,136  $  370,513  $  311,939 $183,514
Total assets............  $  907,584  $2,233,827  $1,476,012  $1,242,503 $834,022
Notes payable...........  $    6,452  $  110,600  $   62,500  $   77,700 $ 53,478
Long-term debt,
 including current
 maturities.............  $    6,040  $  463,071  $  381,323  $  326,717 $256,082
Debt in default.........  $  501,007  $      --   $      --   $      --  $    --
Capital lease
 obligations, including
 current maturities.....  $    3,935  $   26,995  $   29,973  $   28,444 $ 26,792
Redeemable preferred
stock...................  $      --   $    5,242  $    5,771  $    5,967 $  6,161

(a) Includes the results of purchased businesses from acquisition dates except for the acquisition of Neeco, Inc. ("Neeco") on May 22, 1990. The acquisition of Neeco was accounted for as a pooling of interests and, accordingly, all financial data has been restated to include the accounts of Neeco, which are included in discontinued operations.

(b) Adjusted to reflect a three-for-two stock split effected July 16, 1990 and a three-for-two stock split effected June 12, 1989.

(c) Income statement data has been reclassified for all periods presented to reflect the Company's information services and water supply businesses as discontinued operations (See Note 10 to the Consolidated Financial Statements).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  In 1992, JWP INC. (the "Company") incurred a net loss of $612.4 million or $15.13 per share, had negative cash flow from operations of $49.6 million and was in violation of certain financial and other covenants contained in its loan agreements. The net loss includes losses of $363.5 million or $9.00 per share from continuing operations and $253.2 million or $6.24 per share from discontinued operations. As of December 31, 1992, the Company had negative net worth of $176.0 million and a working capital deficit of $364.9 million after the reclassification of debt in default aggregating $501.0 million. The Company has continued to experience losses through June 30, 1994 and has failed to generate sufficient cash flow to fund its operations and service its obligations. From September 1992 to February 1994, when the Company obtained debtor-in-possession financing, the Company did not have available credit facilities and, consequently, funded its operations from working capital and proceeds from the sale of businesses and other assets.

  The Company's surety companies are reviewing bid and performance bonding requests on a case-by-case basis for large construction projects and those with a duration of more than two years. Further, the Company is experiencing significant constraints in its bonding line which has adversely affected its operations. In addition, a surety company that had been the primary source of surety bonds for certain subsidiaries, which subsidiaries comprised approximately 20% of the Company's 1993 revenues of those mechanical and electrical companies the Company currently plans to retain, is no longer engaged in the business of issuing such bonds. As a result, these subsidiaries are currently not receiving such bonds. However, the absence of available bonding for these subsidiaries has not resulted in a material reduction in their backlog. The Company and these subsidiaries are actively engaged in discussions with another surety company which has undertaken due diligence for the purpose of entering into a new surety bonding arrangement. However, there can be no assurance that such a new surety bonding arrangement will be entered into. The failure to obtain a new surety for these subsidiaries would materially adversely affect the Company.

  On December 21, 1993, three holders of the Company's 7 3/4% Convertible Subordinated Debentures filed an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code against the Company. The Company on February 14, 1994 consented to the entry of an order for relief under Chapter 11 of the Bankruptcy Code. At that time the Company adopted a proposed plan of reorganization which, as modified, has the support of the Official Unsecured Creditors Committee and the Official Unsecured Junior Creditors and Interest Holders Committee. The proposed plan of reorganization contemplates the exchange of substantially all of the Company's indebtedness for new notes of the reorganized Company, all of its common stock and warrants to purchase common stock of the reorganized Company. Holders of the Company's common and preferred stock and warrants of participation also will receive warrants to purchase common stock of the reorganized Company in exchange for their equity interests. The proposed plan also contemplates a business restructuring plan which the Company initially developed in the third quarter of 1992 to divest certain of its non-core businesses. There can be no assurance that the proposed plan of reorganization will be consummated or, if so, its timing. However, a hearing on the Company's proposed plan of reorganization is scheduled for September 28, 1994. See "Liquidity and Capital Resources" for additional discussion with respect to the Company's restructuring plan.

  The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to restructure its indebtedness in connection with its reorganization under Chapter 11 of the U.S. Bankruptcy Code, obtain sufficient bonding to guarantee its performance on construction contracts, return to profitability, obtain new credit facilities and otherwise generate sufficient cash flow to meet its restructured and other obligations on a timely basis. See "Liquidity and Capital Resources".

  The Company has restated its financial statements for the years and quarters ended December 31, 1991 and 1990 as well as for each of the quarters in the nine month period ended September 30, 1992 based primarily upon a review of certain adjustments originally recorded in 1992. As a result, net income for the year ended December 31, 1991 has been reduced from the previously reported amount of $60.3 million to $29.0 million and earnings per share has been reduced from the previously reported $1.54 per share to $0.73 per share. The 1991 restatement reflects pre-tax charges of $47.9 million, of which $36.7 million relates to continuing operations and $11.2 million relates to discontinued operations. The 1991 restatement of continuing operations reflects a $4.5 million increase to insurance reserves, a $6.6 million loss from the sale of a business which the Company had decided to sell in 1991 and a $25.6 million reduction in the carrying value of certain assets, principally receivables. Substantially all of the restated charges in 1991 applicable to discontinued operations relate to the Company's information services business and include $9.9 million of costs and expenses relating to the acquisition of Businessland, Inc. which was acquired by the Company in August 1991. These costs and expenses were previously charged to reserves established as part of that acquisition.

  Net income for the year ended December 31, 1990 has been reduced from the previously reported amount of $59.3 million to $50.2 million and earnings per share has been reduced from $1.56 per share to $1.32 per share. The restatement of the 1990 operating results reflects pre-tax charges of $9.6 million consisting of $8.3 million related to continuing operations and $1.3 million to discontinued operations. The restatement of continuing operations in 1990 reflects $4.8 million of adjustments to correct the accounting for goodwill and a net $3.5 million reduction in the carrying value of certain assets, primarily long-term investments.

  See Notes 1 and 16 to the Consolidated Financial Statements with respect to the restatement of the 1990 and 1991 financial statements and the restatement of each of the quarters in the nine month period ended September 30, 1992 and the fourth quarter of 1990 and 1991, respectively.

  As a result of the restatements of the Company's first and second quarter earnings of 1992 and write-offs and losses announced by the Company on August 4, 1992 and on October 2, 1992, class action lawsuits were filed on behalf of shareholders against the Company and certain other defendants. The class action lawsuits have been consolidated and the single consolidated amended class action complaint alleges, among other things, that the Company intentionally and materially overstated assets and earnings in various public disseminations in violation of Section 10(b) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint seeks an unspecified amount of damages. The Company has denied the material allegations contained in the complaint. The parties are now engaged in discovery proceedings. However, under the terms of the Company's proposed plan of reorganization, no damages will be recoverable from the Company by the claimants in the class action litigation, although they will receive warrants to purchase common stock of the reorganized Company. See Note 17 to the Consolidated Financial Statements for additional discussion with respect to the shareholder litigation.

  The Company had been informed by the Securities and Exchange Commission (the "SEC") that it is conducting a private investigation to determine whether there have been violations of certain provisions of the Federal securities laws and/or the rules and regulations of the SEC in connection with the Company's financial records, reports and public disclosures. The Company has been cooperating with the SEC's staff and has voluntarily produced requested documents and information. On April 12, 1994, the SEC's staff informed the Company of its intention to recommend that the SEC file a civil injunction action against the Company. The Company is currently engaged in discussions with the SEC's staff concerning a possible consensual resolution of the matter.

  The net loss in 1992 reflects (i) a continuing slump in the Company's mechanical and electrical services business, principally attributable to a downturn in commercial construction; (ii) intense competition in the Company's information services business; (iii) restructuring charges related to the planned disposition and downsizing of (a) the information services business,
(b) other non-core businesses and (c) certain mechanical/electrical operations;
(iv) significant provisions for losses on accounts receivable and inventories;
(v) a provision for losses on net assets held for sale; and (vi) expenses associated with the shareholder litigation, the Company's efforts to restructure its debt through a consensual arrangement and the restatement of the Company's financial statements.

  A significant portion of the net loss in 1992, particularly with respect to the losses on accounts receivable and to the write-down of inventories, arose as a result of management's review conducted in connection with the preparation of the Company's financial statements for the year ended December 31, 1992. As a result of such review, the Company also recorded write-offs and losses in 1992 for impairment of goodwill and other intangibles, for the establishment of asset valuation and restructuring reserves associated with net assets held for sale under a debt restructuring and recapitalization plan it had then developed and as a result of the decision to discontinue its information services business.

  The Company is focused on returning to profitability and restructuring its operations around a smaller international mechanical/electrical services business. In this regard, in March 1993, the Company's Board of Directors approved the disposition of the Company's U.S. information services business which was sold in August 1993. The Board of Directors had previously decided to sell the Company's overseas information services business. Accordingly, operating results reflect the information services business as discontinued operations. See Notes 10 and 11 to the Consolidated Financial Statements. Revenues of the information services business were $1.7 billion, $1.2 billion and $0.7 billion in 1992, 1991 and 1990, respectively. The information services business incurred a net loss of $201.1 million in 1992 compared to net income of $18.4 million and $15.4 million in 1991 and 1990, respectively. The loss in the information services business includes one-time charges of $67.3 million which consist of the write-off of goodwill and other intangible assets related to the U.S. information services business and costs attributable to employee severance and facilities consolidation. The 1992 loss also reflects intense competition among personal computer resellers, decreases in the prices of personal computers and the rapid introduction of new technology. The difficulties encountered by the Company in successfully integrating the back office operations and accounting systems of Businessland Inc., which was acquired in August 1991, with the Company's pre-existing information services back office operations resulted in additional losses. In August 1993, the Company sold substantially all the assets of its U.S. information services subsidiary. The transaction did not result in a material gain or loss to the Company. See "Liquidity and Capital Resources" for additional information with respect to the disposition of such subsidiary.

  In connection with the plan to dispose of the Company's overseas information services business and certain other of its U.S. information services businesses, the Company provided for losses aggregating $49.5 million in 1992. These charges primarily represent the estimated losses to be realized upon the disposition of such business units. Such amount is in addition to the aforementioned net loss of $201.1 million and is included in the accompanying Consolidated Statement of Operations under the caption "Loss from disposal of businesses" in Discontinued Operations.

  In April 1992, the Company announced its intention to sell its water supply business. However, in July 1993, the Company's Board of Directors decided not to proceed with the divestiture due to uncertainties created by then pending rate-related proceedings and litigation. As described below, in December 1993, the Company's subsidiary, Jamaica Water Supply Company ("JWS"), entered into an agreement that became effective February 2, 1994 with respect to the rate related proceedings and litigation (See Note 17) thereby eliminating significant uncertainties relating to the water supply business. Accordingly, the Company reinstated its plan of divestiture in the first quarter of 1994. The Consolidated Financial Statements for all periods presented reflect the water supply business as a discontinued operation. See Note 17 regarding the status of a proceeding initiated in 1988 by the City of New York with respect to the possible condemnation of the water distribution system of JWS that is located in New York City.

  Revenues from continuing operations were $2.4 billion, $2.3 billion and $2.1 billion in 1992, 1991 and 1990, respectively. The Company incurred an operating loss from continuing operations of $235.6 million in 1992 compared to operating income of $57.7 million and $82.8 million in 1991 and 1990, respectively. The operating loss in 1992 includes restructuring charges of $38.7 million relating to the downsizing and consolidation of the North American mechanical/electrical services operations described under "Mechanical/Electrical Services".

  Restructuring charges related to continuing operations consist of $10.8 million applicable to permanent impairment of goodwill and $27.9 million for severance payments, facilities consolidation costs, provisions for contract losses and the write-down of certain assets to net realizable value.

  In connection with the Company's proposed plan of reorganization, certain mechanical/electrical services business units and non-core businesses have been identified for sale or downsizing. The operating results of such businesses are included in continuing operations. In 1992, 1991 and 1990 such business units had revenues of $526.9 million, $501.7 million and $444.2 million, respectively, and an operating loss of $41.2 million in 1992 compared to operating income of $15.3 million and $12.6 million in 1991 and 1990, respectively.

  Selling, general and administrative expenses ("SG&A") were $440.7 million, $286.9 million and $248.6 million in 1992, 1991 and 1990, respectively. The significant increase in SG&A in 1992 includes a provision of $100.4 million for losses on accounts and other receivables, an increase in general corporate expenses of $29.2 million and $13.6 million applicable to the write-off of goodwill. See "Mechanical/Electrical Services" below for a discussion regarding the provision for losses on accounts receivable. General corporate expenses were $48.4 million in 1992 compared to $19.2 million in 1991 and $12.2 million in 1990. The increase in such expenses in 1992 was primarily attributable to
(a) fees paid to lenders for extensions of, amendments to and waivers of provisions of the Company's revolving credit agreement ($4.5 million), (b) the write-off of deferred debt expense in connection with the Company's planned restructuring of its debt ($2.9 million), (c) legal, consulting and other professional fees arising out of the shareholder litigation, defaults of covenants contained in loan agreements and associated debt restructuring activities and the restatement of the Company's financial statements ($9.6 million), (d) employee termination costs ($1.8 million), (e) relocation of the Company's corporate headquarters, primarily the write-off of leasehold improvements and costs related to an abandoned lease ($4.2 million), and (f) the accelerated vesting of deferred compensation as a result of the termination of employment of certain officers and employees in accordance with the terms of a deferred compensation plan ($5.6 million). SG&A as a percentage of revenues was 12.4% in 1991 compared to 12.1% in 1990. The increase in SG&A expenses in 1991 was primarily related to the Company's growth and expansion.

  Net interest expense applicable to continuing operations was $44.2 million in 1992 compared to $43.9 million in 1991 and $36.6 million in 1990.

   In 1992, the Company sold certain energy and environmental related businesses and a division of its equipment rental business from which it realized a gain of $12.0 million and a loss of $4.5 million, respectively. In 1992, the Company also recorded losses on businesses held for sale in the amount of $83.6 million. In 1991, the Company incurred a loss of $6.6 million from disposition of a subsidiary. See Note 11 to the Consolidated Financial Statements.

  Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). The cumulative effect of adopting SFAS 109 was to record an income tax benefit of $4.3 million or $0.11 per share as of January 1, 1992.

MECHANICAL/ELECTRICAL SERVICES

  The mechanical/electrical services business revenues were $2.4 billion, $2.3 billion and $2.1 billion for the years ended December 31, 1992, 1991 and 1990, respectively. In 1992, this business incurred an operating loss of $187.2 million compared to operating income of $76.9 million and $95.0 million in 1991 and 1990, respectively. As discussed above, the Company has restated its financial statements for the years ended December 31, 1991 and 1990. The restatement had the effect of decreasing the operating income of this segment in 1991 and 1990 by $32.4 million and $6.7 million, respectively, from the amounts previously reported. The operating loss in 1992 reflects, among other things, the negative impact of the recession and oversupply in the commercial real estate market which caused a sharp reduction in new commercial construction. This reduction of commercial work caused many of the Company's mechanical/electrical services business units to pursue noncommercial projects, primarily governmental and municipal facilities, at lower margins than historically available in the commercial market place. Certain of the business units were not experienced in performing noncommercial projects and as a result incurred significant losses. The operating loss in 1992 includes a provision for losses on accounts and other receivables of $100.4 million due in part to the impact of the recession on the financial condition of customers of the Company's mechanical/electrical services business. Additionally, the Company's financial condition and negative cash flow has impacted its ability to settle claims and unapproved change orders on a favorable basis. The operating loss in 1992 includes restructuring charges of $38.7 million for the downsizing of the Company's North American mechanical/electrical services operations (see Note 12 to the Consolidated Financial Statements), $13.6 million applicable to the write-off of goodwill and a net charge of $15.6 million relating to the write-off of small tool inventory. Small tools are located at numerous construction sites and generally have short lives. The Company made the decision to write-off its small tool inventory because of the difficulty and expense associated with taking periodic physical inventories required to maintain the tools as an asset.

  The increase in revenues of 12% in 1991 was attributable to the acquisition of Comstock Canada in February 1991 and internal growth within the European mechanical/electrical services operations. Operating margins in 1991 declined to 3.3% from 4.6% in 1990. Revenues and operating margins in the U.S. for 1991 were adversely affected by the recession which created competitive pressure for small contracts, a slowdown in retrofit and service activities and delays in the start-up of certain projects in the Company's energy and environmental related operations. In 1991, the Company focused its attention on large industrial, utility and governmental projects to offset the effects of the continuing weakness in the U.S. commercial office building construction marketplace.

  At December 31, 1992, the mechanical/electrical services business backlog was $1.6 billion compared to $1.0 billion at December 31, 1993. Such backlog included $1,263 million at December 31, 1992 and $954.2 million at December 31, 1993 relating to subsidiaries which the Company currently intends to retain. The Company's overall backlog in its North American regions and in the United Kingdom has stabilized at approximately $1.0 billion through June 1994. The initial decline was attributable to a downsizing in the Company's operations, the Company's weakened financial condition which continues to adversely affect its ability to obtain new surety bonds and contracts and the continuing recession in the U.S. and overseas construction markets.

  The Company's surety companies have become more selective in issuing new bonds, especially on larger projects and those with a duration of more than two years. Additionally, the surety companies will generally not bond new projects for certain non-core businesses which the Company has identified for sale. Surety bonds are frequently a precondition to the award of a mechanical or electrical contract. Prospects for a recovery in the commercial office building market in both North America and the United Kingdom remain poor for the immediate future.

  Included in the accompanying Consolidated Balance Sheet at December 31, 1992 under the caption "Excess of cost of acquired businesses over net assets, less amortization" is $61.5 million of goodwill. Such goodwill relates to mechanical/electrical services business units which the Company intends to retain. Management believes that such goodwill has not been permanently impaired. However, if the Company were to decide to divest certain of these units, write-offs of goodwill and other assets might be required depending upon the then existing market conditions and the future business prospects of the retained business units.

SUPPLY OF WATER (INCLUDED IN DISCONTINUED OPERATIONS)

  Revenues from the Company's water supply business were $59.8 million, $63.1 million and $59.2 million for the years ended December 31, 1992, 1991 and 1990, respectively. Operating income was $4.8 million, $14.6 million and $13.3 million in 1992, 1991 and 1990, respectively. The decrease in revenues of 5.2% in 1992 compared to 1991 was primarily due to reduced customer consumption as a result of cool and wet weather conditions in the New York City area in the summer of 1992. The increase in revenues of 6.6% in 1991 as compared to 1990 was the result of a rate increase effective March 1991 and an increase in customer consumption as a result of abnormally dry and hot weather during the summer of 1991.

  On December 22, 1993, JWS, the New York State Consumer Protection Board, Nassau County, certain other governmental bodies and a consumer advocate group entered into an agreement that ended several regulatory and legal proceedings involving JWS. The agreement was approved by the New York State Public Service Commission (the "PSC") on February 2, 1994. The agreement provides for, among other things, a moratorium on general rates charged by JWS until January 1997, resolution of the economic issues raised by the PSC arising from its 1992 operational audit of JWS, settlement of related litigation and the dismissal of an action brought against JWS by Nassau County of the State of New York alleging violations of the Racketeer Influenced and Corrupt Organizations Act and common law fraud. JWS also agreed, in consideration of avoided litigation and other costs associated with the proceedings, to make payments over the next three years totalling $11.7 million to customers in Nassau and Queens Counties of the State of New York. In connection with this settlement, the Company provided a charge of $7.0 million in 1992. See Note 17 to the Company's Consolidated Financial Statements. Additionally, the agreement provides that JWS will use its best efforts to bring about the separation of Jamaica Water Securities Corp., a subsidiary of the Company which holds substantially all the common stock of JWS, from the Company.

LIQUIDITY AND CAPITAL RESOURCES

  For the year ended December 31, 1992, the Company's operations used $49.6 million in cash primarily to fund operating losses and working capital requirements. From September 1992 to February 1994, the Company had no available lines of credit and experienced significant cash outflow as a result of operating losses, coupled with adverse publicity associated with the restatements of its first and second quarter 1992 financial statements, defaults under its loan agreements, and senior management changes. In February 1994, the Company obtained a $35.0 million debtor-in-possession credit facility ("DIP Loan") from Belmont Capital Partners II, L.P., an affiliate of Fidelity Investments ("Belmont"), which is described in greater detail below.

  Despite aggressive cash management measures that have been implemented on a worldwide basis throughout the Company, operating cash flow continued to deteriorate throughout 1993 with approximately $44.5 million of cash used to fund operations through December 31, 1993. The Company's consolidated cash balance decreased from $86.8 million at December 31, 1992 to $39.5 million at December 31, 1993. The December 31, 1993 cash balance included $3.0 million in foreign bank accounts. Such bank accounts are not available to support the Company's domestic mechanical/electrical services business or to pay corporate expenses. The negative operating cash flow reflects continued pressure to accelerate payments of accounts payable and to a delay on the part of customers in payment of accounts receivable caused by the Company's weakened financial condition. Additionally, recurring operating losses, restructuring costs, professional fees relating to debt restructuring negotiations and shareholder litigation have adversely affected cash flow. Cash deposits made to secure insurance obligations also negatively impacted cash flow.

  As a consequence of the Company's financial difficulties, an asset disposition program was initiated in the third quarter of 1992 with respect to the Company's non-core businesses and certain other assets in order to raise cash to reduce operating cash outflow and to reduce debt. A total of $139.0 million of net cash proceeds was realized from such program in 1992 including:
$84.1 million from the sale of five energy and environmental related businesses, $21.1 million from the sale of the Company's computer lease portfolio, $18.4 million from the sale of the Company's interest in a hospital's central utility plant and $8.8 million from the sale of a rental equipment business. The cash proceeds from these asset dispositions in 1992 were used to reduce debt and for working capital requirements. From January 1, 1993 to December 31, 1993, the Company received net cash proceeds of $43.4 million from the sale of certain overseas information services business units, other non-core businesses and other assets. Such proceeds were used primarily for working capital requirements.

  The DIP Loan agreement provides a credit facility to the Company of up to $35.0 million at an interest rate of 12% per annum during the period of the Company's Chapter 11 reorganization proceeding. Also, Belmont will receive, as additional interest, a percentage of the securities to be issued under the Company's plan of reorganization. The DIP Loan is secured by a first lien on substantially all of the assets of the Company and most of its subsidiaries. As of August 1994, the Company had drawn down $25.0 million under the DIP Loan.

  The Company is in default of certain covenants of the DIP Loan. Pursuant to written waivers of default, dated April 27, 1994, May 6, 1994 and August 2, 1994 the Company has been permitted by Belmont to draw on its line of credit. Under the circumstances, any additional borrowings under the DIP Loan will require further waivers of default.

  The DIP Loan is intended to be repaid upon the effective date of the Company's plan of reorganization. The Company is actively seeking a working capital facility of approximately $40 million. The proceeds of this new facility will be used to refinance the Company's borrowings under the DIP Loan and to provide working capital to the reorganized Company. However, there can be no assurance that the Company will be able to obtain a new working capital facility or, if so, the amount of any such facility. Obtaining such a facility is a condition to the confirmation of the Company's plan of reorganization.

  In August 1993, the Company sold substantially all the assets of its U.S. information services subsidiary to ENTEX Information Services, Inc. ("ENTEX"), a newly organized company owned by a private investor and the management of the U.S. information services subsidiary. As part of the consideration for its sale, the Company received warrants to buy up to 10% of the purchaser's common stock for a nominal amount. The Company has ascribed no value to these warrants. Additionally, ENTEX assumed substantially all the debt and other liabilities and obligations relating to the ongoing operations of the U.S. information services subsidiary; that subsidiary retained certain lease obligations and certain tax liabilities. The Company was also released from approximately $210.0 million of its guarantees of indebtedness and similar obligations of the subsidiary. In October 1993, this subsidiary filed a voluntary petition under Chapter 7 of the U.S. Bankruptcy Code.

  As described in Notes 1 and 3 to the Company's Consolidated Financial Statements, the Company is in default of covenants contained in its loan agreements under which approximately $501.0 million was outstanding at December 31, 1992, including $484.4 million owed to senior lenders and $16.6 million owed to subordinated note holders. With respect to the defaulted senior loan agreements, "standstill arrangements" were negotiated which covered the period from mid-December of 1992 through April 30, 1993. Under the standstill arrangements, the senior lenders agreed, in principle, to forebear the receipt of principal and to accept payment of interest during such periods at reduced rates ranging from 4% to 6.75%. Since April 30, 1993, no standstill arrangement has been in place and the Company ceased making principal and interest payments. However, interest continued to accrue under the terms of the respective loan agreements which in certain circumstances included default rate premiums of an additional 2% and in one case 4%. Interest ceased to accrue on December 21, 1993, the date on which an involuntary bankruptcy petition was filed against the Company. At December 31, 1993 and 1992, accrued interest on defaulted debt was $43.3 million and $5.8 million, respectively. The Company has pledged to the holders of its senior notes and bank indebtedness the common stock of certain subsidiaries held for sale and the proceeds from the sale of one of these subsidiaries. The combined net book value of these subsidiaries was $23.3 million at December 31, 1992.

  The Company has not made scheduled semiannual interest payments since September 1, 1993 with respect to its 7 3/4% Convertible Subordinated Debentures. All interest payments on such debt were previously made when due. The outstanding principal balance of the debentures at December 31, 1992, in the amount of approximately $7.0 million, is included in "Debt in default" in the accompanying Consolidated Balance Sheet.

  The Company's business restructuring plan contemplates the sale of a number of domestic mechanical and electrical services business units and the reorganization of the Company principally around a smaller international mechanical/electrical services business which had revenues of approximately $1.9 billion in both 1992 and 1993. As described above and in Notes 10 and 11 to the Company's Consolidated Financial Statements, the Company's business restructuring plan contemplates the sale of its information services business, certain of its mechanical/electrical business units, its water supply business and certain non-core businesses. As a result, the net assets of businesses to be sold have been classified in the accompanying Consolidated Balance Sheet as of December 31, 1992 as "Net assets held for sale" and carried as either current or long-term assets on the basis of their actual or expected disposition dates.

  The Company's proposed plan of reorganization contemplates that the creditors of JWP INC. will exchange approximately $623 million of holding company debt and other liabilities for approximately $139 million of recourse debt, approximately $48 million of nonrecourse debt, 100% of the equity of the Company and warrants to purchase common stock of the reorganized Company. All of the new debt, except for approximately $67 million, is expected to be paid from the proceeds of asset sales. As previously indicated, under the proposed plan of reorganization, holders of the Company's common and preferred stock and warrants of participation also will receive warrants to purchase common stock of the reorganized Company in exchange for their equity interests.

  JWP INC., the parent holding company, is the subject of the proceeding under Chapter 11. The Company's mechanical/electrical, water supply and other operating subsidiaries are not parties to this proceeding. All operating subsidiary payments have been made in the ordinary course of business.

  See "Results of Operations" with respect to the Company's ability to continue as a going concern.

  The Company's Canadian subsidiary, Comstock Canada, is negotiating with a Canadian bank to obtain a Canadian $7.5 million (approximately $5.6 million) secured demand loan facility. The new credit facility would include bank loans, letters of credit and indemnity arrangements and would be secured by all the assets of Comstock Canada and would be guaranteed by the Company. The new credit facility would replace an expired demand secured facility, also guaranteed by the Company, under which the lender has permitted Comstock Canada to continue to borrow, subject to certain restrictive margin requirements. At July 31, 1994, total outstanding bank loans were Canadian $0.4 million (approximately U.S. $0.3 million). There can be no assurance that Comstock Canada will obtain a new credit facility or, if so, the amount of any such facility or whether the lender will continue to grant credit to Comstock Canada without a new definitive credit agreement in place.

  In June 1994, a number of the Company's U.K. subsidiaries entered into a demand credit facility from a U.K. bank with an aggregate credit limit of (Pounds)14.1 million (approximately U.S.$21.7 million). The credit facility consists of the following components with the individual credit limits as indicated: an overdraft line of up to (Pounds)7.0 million (approximately U.S.$10.7 million), a facility for the issuance of guarantees, bonds and indemnities of up to (Pounds)7.4 million (approximately U.S.$11.4 million) and other credit facilities of up to (Pounds)0.75 million (approximately U.S.$1.2 million). The overdraft facility is secured by substantially all of the assets of the Company's principal U.K. subsidiaries. The overdraft facility provides for interest at the U.K. bank reference rate (5 1/2% as of June 1994) plus 3%. This credit facility will expire in December 1994.

  JWS, a subsidiary of the Company carried in "Net assets held for sale" in the accompanying Consolidated Balance Sheet as of December 31, 1992, had two revolving credit agreements each of which permitted unsecured borrowings of up to $10.0 million with interest rates equal to the prime rate (7 1/4% at June
1994). Both agreements expired on April 30, 1994 and the borrowings thereunder have been permitted by the lenders to remain outstanding. JWS is currently negotiating new revolving credit agreements. As of December 31, 1992, JWS had equal borrowings under each agreement aggregating $4.8 million.

  For the years ended December 31, 1992, 1991 and 1990, capital expenditures including those financed were $70.1 million, $58.8 million and $44.2 million, respectively. Capital expenditures for the year ended December 31, 1992 include $32.0 million for environmental related projects which were included in the businesses sold in the fourth quarter of 1992. The Company's mechanical/electrical services business does not require significant commitments for capital expenditures. The Company's water supply business anticipates making capital expenditures approximating $57.0 million for the utility plant over the five years ending December 31, 1997 which includes $7.5 million expended in 1993. These capital expenditures are expected to be financed by internally generated funds from the water supply business with any remaining long-term financing requirements during that period obtained from the proceeds of newly issued first mortgage bonds and from bank loans. However, the Company's financial difficulties are making it difficult for the water supply business to finance its capital programs.

  At December 31, 1992, the Company and a wholly-owned captive insurance subsidiary ("Defender") had letters of credit outstanding totalling $38.2 million which in effect secure their workers' compensation, automobile and general liability insurance obligations. The letters of credit were intended to serve as collateral for the obligations of Defender to reimburse the Company's unrelated insurance carriers for claims paid in respect of certain years' insurance programs. In December 1993, these letters of credit were reduced to $36.4 million. $34.9 million of such letters of credit expire in December 1994 and $1.5 million expire in February 1995. Since October 1992, neither the Company nor Defender have been able to obtain additional letters of credit to secure their insurance obligations and, as a result, have been required to make cash collateral deposits to an unrelated insurance company to secure those types of obligations. The deposits totalled $7.7 million as of December 31, 1992 and are included in Other Assets under the caption "Miscellaneous" in the accompanying Consolidated Balance Sheet. Such deposits have increased to $29.7 million as of June 30, 1994. The Company and Defender expect to be required to post additional cash collateral insurance deposits until the Company completes its reorganization in the Chapter 11 proceedings. The need to provide cash collateral has adversely affected the Company's cash flow.

  The Company's proposed plan of reorganization contemplates that the letters of credit, described above, will be drawn upon by the unrelated insurance carriers and that the Company's obligations to Defender which were pledged as collateral to the banks issuing such letters of credit, will be impaired in the Chapter 11 proceeding as well as any related Company obligations to those banks. The Company's unrelated insurance carriers have commenced partial draw downs against certain of the letters of credit. Approximately $5 million has been drawn down against the letters of credit through June 1994.

  In 1993, the Company's French and Belgian information services subsidiaries filed petitions in their respective countries seeking relief from their creditors. The French and Belgian subsidiaries have outstanding unsecured credit facilities guaranteed by the Company which aggregate approximately $5.9 million. Such amount has been provided for as a loss in the accompanying Consolidated Statements of Operations for the year ended December 31, 1992.

  The Company has not paid dividends on its preferred stock since September 1992. Cumulative unpaid dividends through December 31, 1993 aggregate $2.3 million.

  At December 31, 1992, the Company had net operating loss carryforwards ("NOL") for U.S. Federal income tax purposes of approximately $220.0 million. Because of significant tax losses in 1993, the NOL is estimated to have increased to over $500.0 million as of December 31, 1993. If the Company exchanges its existing indebtedness for newly issued equity and debt as contemplated by the proposed plan of reorganization (See Notes 1 and 3 to the Consolidated Financial Statements), a significant portion of the NOL may not be available to reduce future U.S. taxable income. Additionally, due to recent changes in U.S. Federal income tax laws, the timing of any such reorganization could further impact and reduce the amount of the NOL.

  See "Supply of Water" with respect to pending payments by JWS to its customers in 1994 to 1996 totalling $11.7 million. The payments are expected to be funded by JWS through cash on hand, cash flow from operations and additional borrowings, if necessary.

  In September 1992, the PSC issued an order that resulted in the suspension of dividend payments to the Company by JWS for the last two quarters of 1992 and for the year ended December 31, 1993. Dividends paid by JWS in 1992 and 1991 amounted to $1.2 million and $2.0 million, respectively. As a result of the settlement agreement described in "Supply of Water", JWS recommenced the payment of dividends in 1994.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  As discussed in Note 7 to the Consolidated Financial Statements, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions". The adoption of this standard did not have a material impact upon the Company's consolidated financial position or its results of operations.

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" which will be effective beginning in 1994. This standard will not have a material impact upon the Company's consolidated financial position or its results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      JWP INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                                              DECEMBER 31,
                                                          ----------------------
                                                            1992        1991
                                                          ---------  -----------
                                                                     AS RESTATED
ASSETS
Current Assets
  Cash and cash equivalents.............................  $  86,836  $   76,593
  Accounts receivable, less allowance for doubtful
     accounts
     of $42,630 and $29,541.............................    458,273   1,038,723
  Costs and estimated earnings in excess of billings on      67,817     132,644
uncompleted contracts...................................
  Inventories...........................................      6,618     359,033
  Prepaid expenses and other............................      9,746      45,287
  Net assets held for sale..............................     32,894         --
                                                          ---------  ----------
Total Current Assets....................................    662,184   1,652,280
                                                          ---------  ----------
Net assets held for sale................................     85,611         --
Investments, notes and other long-term receivables......     22,440      44,605
Property, plant and equipment, net......................     51,087     323,439
Other Assets
  Excess of cost of acquired businesses over net assets,     61,542     149,496
less amortization.......................................
  Miscellaneous.........................................     24,720      64,007
                                                          ---------  ----------
                                                             86,262     213,503
                                                          ---------  ----------
Total Assets............................................  $ 907,584  $2,233,827
                                                          =========  ==========
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current Liabilities
  Notes payable.........................................  $   6,452  $  110,600
  Current maturities of long-term debt and capital lease      2,634      44,012
obligations.............................................
  Debt in default.......................................    501,007         --
  Accounts payable......................................    224,840     808,596
  Billings in excess of costs and estimated earnings on     125,764     140,700
uncompleted contracts...................................
  Accrued payroll and benefits..........................     45,665      67,710
  Other accrued expenses and liabilities................    120,733     112,525
                                                          ---------  ----------
Total Current Liabilities...............................  1,027,095   1,284,143
                                                          ---------  ----------
Long-term debt..........................................      4,111     425,080
Other long-term obligations and deferred credits........     52,357      68,468
Shareholders' (Deficit) Equity
  Preferred Stock, $1 par value, 25,000,000 shares
     authorized, 425,000 shares of Series A issued and
     outstanding........................................     21,250      21,250
  Common Stock, $.10 par value, 75,000,000 shares
     authorized, 40,754,051 and 40,178,907 outstanding,
     excluding 591,775 and 225,749 treasury shares in
     1992 and 1991......................................      4,075       4,018
  Warrants of Participation.............................        576         576
  Capital surplus.......................................    203,505     212,703
  Cumulative translation adjustments....................     (3,930)      4,807
  Retained (deficit) earnings...........................   (401,455)    212,782
                                                          ---------  ----------
Total Shareholders' (Deficit) Equity....................   (175,979)    456,136
                                                          ---------  ----------
Total Liabilities and Shareholders' (Deficit) Equity....  $ 907,584  $2,233,827
                                                          =========  ==========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

 JWP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS(IN THOUSANDS,
                             EXCEPT PER SHARE DATA)

                                               YEAR ENDED DECEMBER 31,
                                          ------------------------------------
                                             1992        1991         1990
                                          ----------  -----------  -----------
                                                      AS RESTATED  AS RESTATED
REVENUES................................. $2,404,577   $2,318,112   $2,057,607
                                          ----------  -----------  -----------
COSTS AND EXPENSES
  Cost of sales..........................  2,160,723    1,973,561    1,726,207
  Selling, general and administrative....    440,725      286,900      248,649
  Restructuring charges..................     38,741          --           --
                                          ----------  -----------  -----------
                                           2,640,189    2,260,461    1,974,856
                                          ----------  -----------  -----------
OPERATING (LOSS) INCOME..................   (235,612)      57,651       82,751
  Interest expense.......................    (45,894)     (46,240)     (39,340)
  Interest income........................      1,713        2,348        2,713
  Net (loss) on businesses sold or held
  for sale...............................    (76,078)      (6,628)         --
                                          ----------  -----------  -----------
(LOSS) INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME
 TAXES AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE.......................   (355,871)       7,131       46,124
  Provision for income taxes.............      7,644        2,419       17,475
                                          ----------  -----------  -----------
(LOSS) INCOME FROM CONTINUING OPERATIONS
 BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE..   (363,515)       4,712       28,649
DISCONTINUED OPERATIONS
  (Loss) income from operations, net of
  income taxes...........................   (203,739)      24,263       21,600
  (Loss) from disposal of businesses.....    (49,491)         --           --
                                          ----------  -----------  -----------
  (Loss) income from discontinued
  operations.............................   (253,230)      24,263       21,600
                                          ----------  -----------  -----------
CUMULATIVE EFFECT OF CHANGE IN METHOD OF
 ACCOUNTING
 FOR INCOME TAXES........................      4,315          --           --
                                          ----------  -----------  -----------
NET (LOSS) INCOME........................ $ (612,430) $    28,975  $    50,249
                                          ==========  ===========  ===========
(LOSS) EARNINGS PER SHARE
  Continuing operations.................. $    (9.00) $      0.10  $      0.75
  Discontinued operations
    (Loss) income from operations........      (5.02)        0.63         0.57
    (Loss) from disposal of businesses...      (1.22)         --           --
                                          ----------  -----------  -----------
    (Loss) income from discontinued
    operations...........................      (6.24)        0.63         0.57
                                          ----------  -----------  -----------
  Cumulative effect of change in method
   of accounting
   for income taxes......................       0.11          --           --
                                          ----------  -----------  -----------
  Net (loss) income...................... $   (15.13) $      0.73  $      1.32
                                          ==========  ===========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

 JWP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                1992        1991        1990
                                              ---------  ----------- -----------
                                                         AS RESTATED AS RESTATED
NET (LOSS) INCOME...........................  $(612,430)  $  28,975   $ 50,249
ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME
 TO NET CASH
 (USED IN) PROVIDED BY OPERATING ACTIVITIES
  Depreciation and amortization.............     68,993      49,072     33,930
  Restructuring charges applicable to            38,741         --         --
continuing operations.......................
  Restructuring charges applicable to            25,950         --         --
discontinued operations.....................
  Net loss from businesses sold or held for      76,078       6,628        --
sale........................................
  Provision for losses on accounts and other    113,903      16,241      6,425
receivables.................................
  Inventory valuation adjustments...........     59,787       5,300        --
  Write-off of deferred debt issuance cost..      2,876         --         --
  Write-off of fixed assets and                  11,167       8,200        --
miscellaneous assets........................
  Write-off of goodwill and other                54,873         --         --
intangibles.................................
  Stock compensation........................      9,518       3,808      4,713
  Deferred income taxes.....................      7,137      13,418     13,359
  Loss from disposal of discontinued             49,491         --         --
operations..................................
  Equity and other losses in unconsolidated       5,690         --         --
  subsidiary................................
  Cumulative effect of accounting change for     (4,315)        --         --
income taxes................................
  Other, net................................     21,112      10,829     (4,137)
                                              ---------   ---------   --------
                                                (71,429)    142,471    104,539
Change in Operating Assets and Liabilities
 Excluding Effect
 of Businesses Disposed of and Acquired
  Decrease (increase) in accounts                73,379    (119,774)   (35,592)
receivable..................................
  Decrease (increase) in inventories and        123,884     (41,309)   (35,293)
contracts in progress.......................
  (Decrease) increase in accounts payable      (190,752)    114,595     75,686
and accrued expenses........................
  Changes in other assets and liabilities...     15,335       6,490    (23,568)
                                              ---------   ---------   --------
NET CASH (USED IN) PROVIDED BY OPERATIONS...    (49,583)    102,473     85,772
                                              ---------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt..............     85,302      47,660     78,300
  Payments of long-term debt and capital        (68,514)    (78,710)   (39,055)
lease obligations...........................
  Payment of Businessland 10 1/4% Senior            --      (18,750)       --
Notes.......................................
  Proceeds from issuance of common stock and
     exercise
     of stock options.......................      1,911       2,169      4,827
  Payment of preferred dividends............     (1,354)       (711)       --
  Purchase of Company warrants..............        --          --      (4,000)
  Acquisition of common stock for the            (8,130)     (7,877)    (4,424)
treasury....................................
  Increase (decrease) in notes payable, net.     30,258      89,544    (21,245)
                                              ---------   ---------   --------
NET CASH PROVIDED BY FINANCING ACTIVITIES...     39,473      33,325     14,403
                                              ---------   ---------   --------
CASH FLOWS FROM INVESTMENT ACTIVITIES
  Proceeds from sale of businesses and other    138,971      10,066        --
 assets.....................................
  Acquisition of businesses, net of cash        (15,899)    (62,600)   (31,682)
acquired....................................
  Purchase of property, plant and equipment.    (36,411)    (56,000)   (34,232)
  Purchase of environmental facilities......    (32,044)        --         --
  Net disbursements for other investments...     (9,695)     (4,779)   (15,134)
  Cash balance of businesses held for sale      (26,241)        --         --
or sold.....................................
  Other, net................................      1,672      (2,619)    (7,532)
                                              ---------   ---------   --------
NET CASH PROVIDED BY (USED IN) INVESTMENT        20,353    (115,932)   (88,580)
 ACTIVITIES.................................
                                              ---------   ---------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......     10,243      19,866     11,595
CASH AND CASH EQUIVALENTS AT BEGINNING OF        76,593      56,727     45,132
 YEAR.......................................
                                              ---------   ---------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....  $  86,836   $  76,593   $ 56,727
                                              =========   =========   ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

   JWP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (DEFICIT) (IN THOUSANDS)

                                                                    CUMULATIVE  RETAINED
                          PREFERRED COMMON   WARRANTS OF  CAPITAL   TRANSLATION EARNINGS    SHAREHOLDERS'
                            STOCK   STOCK   PARTICIPATION SURPLUS   ADJUSTMENTS (DEFICIT)  EQUITY (DEFICIT)
                          --------- ------  ------------- --------  ----------- ---------  ----------------
BALANCE DECEMBER 31,
 1989...................   $   --   $3,731      $576      $173,363    $   --     $134,269      $311,939
Common stock offering...       --       10       --          1,794        --          --          1,804
Common stock issued
 in connection with
 acquisitions...........       --        6       --          1,903        --          --          1,909
Purchase of Company
 warrants...............       --      --        --         (4,000)       --          --         (4,000)
Exercise of stock              --       28       --          2,995        --          --          3,023
options.................
Foreign currency
 translation adjustment.       --      --        --            --       2,836         --          2,836
Other, net..............       --       22       --          2,731        --          --          2,753
Net income, as restated.       --      --        --            --         --       50,249        50,249
                           -------  ------      ----      --------    -------   ---------     ---------
BALANCE DECEMBER 31,
 1990 (AS RESTATED).....       --    3,797       576       178,786      2,836     184,518       370,513
Common stock issued
 in connection with
 acquisitions...........       --      190       --         29,048        --          --         29,238
Preferred stock issued
 in exchange for
 Businessland's 10 1/4%
 Senior Notes...........    21,250     --        --            --         --          --         21,250
Foreign currency
 translation adjustment.       --      --        --            --       1,971         --          1,971
Preferred stock                --      --        --            --         --         (711)         (711)
 dividends..............
Other, net..............       --       31       --          4,869        --          --          4,900
Net income, as restated.       --      --        --            --         --       28,975        28,975
                           -------  ------      ----      --------    -------   ---------     ---------
BALANCE DECEMBER 31,
 1991 (AS RESTATED).....    21,250   4,018       576       212,703      4,807     212,782       456,136
Common stock issued
 in connection with
 acquisitions...........       --       10       --            739        --          --            749
Exercise of stock              --       14       --          1,897        --          --          1,911
 options................
Acquisition of common
 stock for the treasury.       --      (57)      --         (8,073)       --          --         (8,130)
Guaranteed future value
 of stock issued to
 acquire businesses.....       --      --        --        (12,308)       --          --        (12,308)
Deferred compensation
 and officer bonus......       --       55       --          9,463        --          --          9,518
Foreign currency
 translation adjustment.       --      --        --            --      (8,737)        --         (8,737)
Preferred stock                --      --        --            --         --       (1,807)       (1,807)
dividends...............
Other, net..............       --       35       --           (916)       --          --           (881)
Net loss................       --      --        --            --         --     (612,430)     (612,430)
                           -------  ------      ----      --------    -------   ---------     ---------
BALANCE DECEMBER 31,
 1992...................   $21,250  $4,075      $576      $203,505    $(3,930)  $(401,455)    $(175,979)
                           =======  ======      ====      ========    =======   =========     =========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

      JWP INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

  The accompanying financial statements have been prepared assuming that JWP INC. (the "Company") will continue as a going concern. The matters discussed below raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to restructure its indebtedness in connection with its proceeding under Chapter 11 of the U.S. Bankruptcy Code, obtain sufficient bonding to guarantee its performance on construction contracts, return to profitability, obtain new credit facilities and otherwise generate sufficient cash flow to meet its restructured and other obligations on a timely basis.

  The Company incurred a net loss of $612.4 million for the year ended December 31, 1992 and, has a working capital deficit of $364.9 million after the reclassification of long-term debt in default (See Note 3) and a shareholders' deficit at December 31, 1992 of $176.0 million. Many of the Company's mechanical and electrical services contracts require surety bonds to guarantee the performance of such contracts. In light of the Company's financial condition, the Company's surety companies are issuing new bonds but are reviewing bonding requests on a case-by-case basis for large construction projects and those with durations of more than two years. Further, the Company is experiencing significant constraints in its bonding line which has adversely affected its operations. In addition, a surety company that had been the primary source of surety bonds for certain subsidiaries, which together comprised approximately 20% of the Company's 1993 revenues of those mechanical and electrical companies which the Company currently plans to retain, is no longer engaged in the business of issuing such bonds. As a result, these subsidiaries are currently not receiving such bonds. However, the absence of available bonding for these subsidiaries has not resulted in a material reduction in their backlog. The Company and these subsidiaries are actively engaged in discussions with another surety company which has undertaken due diligence for the purpose of entering into a new surety bonding arrangement. However, there can be no assurance that such a new surety bonding arrangement will be entered into.

  The Company is focused on returning to profitability and restructuring its operations primarily around a smaller international mechanical/electrical services business. The Company has formulated a business restructuring plan which includes the sale of its information services business, water supply business, several non-core businesses and certain mechanical/electrical services operations and the closing or downsizing of unprofitable operations (See Notes 10 and 11). The proceeds from the sale of those businesses and other assets to date have been used for working capital and to reduce debt. There is no assurance that the Company will be able to consummate the remaining sales and, if consummated, whether the Company will realize the proceeds contemplated by the plan.

  As described in Note 3, the Company is in default of covenants contained in its senior note agreements, bank credit agreement, 12% subordinated note agreements and its 7 3/4% Convertible Subordinated Debentures and is presently in a Chapter 11 proceeding. The outstanding amount of such debt in default at December 31, 1992 is $501.0 million.

  On December 21, 1993, three holders of the Company's 7 3/4% Convertible Subordinated Debentures filed an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code against the Company. The Company on February 14, 1994 consented to the entry of an order for relief under Chapter 11 of the U.S. Bankruptcy Code. At that time the Company adopted a proposed plan of reorganization and its subsidiaries continue to operate in the normal course. The proposed plan of reorganization, as modified, has the support of the Official Unsecured Creditors Committee and the Official Unsecured Junior Creditors and Interest Holders Committee. The proposed plan of reorganization contemplates that the Company's creditors will exchange approximately $623 million of holding company debt and other liabilities for approximately

$139 million of recourse debt, approximately $48 million of nonrecourse debt, 100% of the equity of the Company and warrants to purchase common stock of the reorganized Company. All of the new debt, except for approximately $67 million, is expected to be paid from the proceeds of asset sales. Holders of the Company's common and preferred stock and warrants of participation also will receive warrants to purchase common stock of the reorganized Company in exchange for their equity interests.

  The Company's mechanical/electrical services, water supply and other operating subsidiaries are not parties to the Chapter 11 proceeding. All operating subsidiary payments continue to be made in the ordinary course of business. There can be no assurance, however, that the proposed plan of reorganization will be consummated or, if so, its timing.

  The Company has restated its financial statements for the years and quarters ended December 31, 1991 and 1990 as well as for each of the quarters in the nine month period ended September 30, 1992 based principally upon a review of certain adjustments originally recorded in 1992. As a result, net income for the year ended December 31, 1991 has been reduced from the previously reported amount of $60.3 million to $29.0 million and earnings per share has been reduced from $1.54 per share to $.73 per share. The 1991 restatement reflects pre-tax charges of $47.9 million consisting of $36.7 million applicable to continuing operations and $11.2 million related to discontinued operations. The 1991 restatement of continuing operations reflects a $4.5 million increase in insurance reserves, a $6.6 million loss from the sale of a business which the Company had decided to sell in 1991 and a $25.6 million reduction in the carrying value of certain assets, principally receivables. Substantially all of the restated charges in 1991 applicable to discontinued operations relate to the Company's information services business and include $9.9 million of costs and expenses relating to the acquisition of Businessland, Inc. which was acquired by the Company in August 1991. These costs and expenses were previously charged to reserves established as part of that acquisition.

  Net income for the year ended December 31, 1990 has been reduced from the previously reported amount of $59.3 million to $50.2 million and earnings per share has been reduced from $1.56 per share to $1.32 per share. The restatement of the 1990 operating results reflects pre-tax charges of $9.6 million, consisting of $8.3 million related to continuing operations and $1.3 million related to discontinued operations. The restatement of continuing operations in 1990 includes $4.8 million of adjustments to correct accounting for goodwill and a net $3.5 million reduction in the carrying value of certain assets, primarily long-term investments.

  The restatement of the 1991 and 1990 operating results had the effect of decreasing retained earnings at December 31, 1991 and 1990 by $40.4 million and $9.1 million, respectively.

  In April 1992, the Company announced its intention to sell its water supply business. However, in July 1993, the Company's Board of Directors decided not to proceed with the divestiture due to uncertainties created by the then pending rate-related matters and litigation which are described in Note 17. In December 1993, the Company's subsidiary, Jamaica Water Supply Company ("JWS"), entered into an agreement with respect to the rate related proceedings and litigation thereby eliminating significant uncertainties relating to the water supply business. Subsequently, this agreement was approved by the New York State Public Service Commission on February 2, 1994. Accordingly, the Company reinstated its plan of divestiture in the first quarter of 1994. In March 1993, the Company's Board of Directors approved the disposition of the Company's U.S. information services subsidiary. The Board of Directors had previously decided to sell the Company's overseas information services subsidiaries. Accordingly, operating results for all periods presented have been reclassified to reflect the Company's information services business and water supply business as discontinued operations (See Notes 10 and 11).

  As described above and in Notes 10 and 11, the Company has developed a business restructuring plan which contemplates the sale of its information services business, certain of its mechanical/electrical services business units, its water supply business and certain other non-core businesses. As a result, the net assets of businesses to be sold have been classified in the Consolidated Balance Sheet as of December 31, 1992 as "Net assets held for sale" and carried as either current or long-term assets on the basis of their actual or expected disposition dates.

  As described in Note 17, a consolidated class action lawsuit for unspecified damages was filed against the Company, certain former officers and directors, four current directors, a former subsidiary officer and the Company's then auditors, Ernst & Young. The complaint alleges violations of Section 10(b) of the Securities and Exchange Act of 1934, Rule 10b-5 promulgated thereunder and common law fraud and deceit on the part of the Company and other named defendants. The Company has denied the material allegations contained in the complaint. The parties are now engaged in discovery proceedings. However, under the terms of its proposed plan of reorganization, no damages will be recoverable from the Company by claimants in the class action litigation, although they will receive warrants to purchase common stock of the reorganized Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

  Certain reclassifications have been made to conform prior years' data to the current presentation.

REVENUE RECOGNITION

  Revenues on long-term contracts are recognized on the percentage-of-completion method. Percentage-of-completion for the mechanical contracting business is measured principally by the percentage of costs incurred and accrued to date for each contract to estimated total costs for each contract ("cost to cost"). Certain of the Company's electrical contracting business units measure percentage of completion by the percentage of labor costs incurred and accrued to date for each contract to the estimated total labor costs for such contract, while others are on the cost to cost method. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in contract performance and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when their realization is reasonably assured.

  Accounts receivable at December 31, 1992 includes $85.2 million billed under retainage provisions included in contracts. In accordance with industry practice, certain of these receivables relate to contracts having production cycles longer than one year and, therefore, a portion will not be realized within one year. Disputes involving customers often arise in the normal course of the Company's business, primarily on projects where the Company is a subcontractor and is contesting with general contractors, owners or both, for additional funds because of events such as delays or changes in contract specifications. Such disputes, whether for claims or for unapproved change orders in process of negotiation, are recorded at their estimated net realizable value only when realization is probable and can be reliably estimated. Claims against the Company are recognized when the loss is considered probable and amounts are reasonably determinable. Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 1992 include claims and change orders in the process of negotiation which aggregate approximately $46.6 million net of valuation allowances. A portion of these receivables were not realized in one year.

  Costs and estimated earnings on uncompleted contracts and related amounts billed are as follows:

                                                          1992         1991
                                                       -----------  -----------
                                                           (IN THOUSANDS)
Costs incurred on uncompleted contracts............... $ 2,796,376  $ 3,410,854
Estimated earnings....................................     259,393      411,201
                                                       -----------  -----------
                                                         3,055,769    3,822,055
Less billings to date.................................  (3,113,716)  (3,830,111)
                                                       -----------  -----------
                                                       $   (57,947) $    (8,056)
                                                       ===========  ===========

  Such amounts are included in the accompanying Consolidated Balance Sheets under the following captions:

                                                          1992         1991
                                                       -----------  -----------
                                                           (IN THOUSANDS)
Costs and estimated earnings in excess of billings
 on uncompleted contracts............................. $    67,817  $   132,644
Billings in excess of costs and estimated earnings
  on uncompleted contracts............................    (125,764)    (140,700)
                                                       -----------  -----------
                                                        $  (57,947) $    (8,056)
                                                       ===========  ===========

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost. Utility plant and equipment, which is classified as net assets held for sale as of December 31, 1992, includes, in addition to direct labor and materials, such costs as related employee benefits, taxes, interest and other costs attributable to the construction activity. The water supply business provides for depreciation on the straight-line basis at amounts equivalent to a composite rate of approximately 2% of the average depreciable plant. All other subsidiaries provide for depreciation by principally using the straight-line method over estimated useful lives.

  Property, plant and equipment consists of:

                                                                 1992     1991
                                                               -------- --------
                                                                (IN THOUSANDS)
Utility plant and equipment................................... $    --  $164,160
Machinery and equipment.......................................   51,530  118,512
Furniture and fixtures........................................   25,344   45,633
Rental equipment..............................................      --    28,485
Land, buildings and leasehold improvements....................   23,396   63,780
Energy and environmental facilities...........................      --    37,113
                                                               -------- --------
                                                                100,270  457,683
Accumulated depreciation and amortization.....................   49,183  134,244
                                                               -------- --------
                                                               $ 51,087 $323,439
                                                               ======== ========

INVENTORIES

  Inventories are stated at the lower of cost or market. The finished goods and service spare parts inventories relate to discontinued operations and other businesses held for sale and are included in net assets held for sale as of December 31, 1992 (See Notes 10 and 11). Cost is determined by principally using average costs. The following are the major classes of inventories as of December 31:

                                                                  1992    1991
                                                                 ------ --------
                                                                 (IN THOUSANDS)
Finished goods.................................................. $  --  $274,831
Service spare parts.............................................    --    42,604
Construction materials and other................................  6,618   41,598
                                                                 ------ --------
                                                                 $6,618 $359,033
                                                                 ====== ========

NET ASSETS HELD FOR SALE

  Net assets held for sale are stated at the lower of cost or estimated net realizable value.

COST IN EXCESS OF NET ASSETS ACQUIRED

  Cost in excess of net assets acquired (goodwill) is amortized on a straight line basis over 40 years. The amounts included in the accompanying Consolidated Balance Sheets are net of cumulative amortization at December 31, 1992 and 1991 of $6.9 million and $16.5 million, respectively. The Company periodically reviews whether new events and circumstances warrant the write-off of goodwill or a revision to the estimated useful life.

  The Company's Board of Directors has approved a plan to downsize the Company's North American mechanical/electrical services business and to sell non-core businesses and certain mechanical/electrical business units. In 1992, the Company wrote-off goodwill of $48.5 million related to such businesses to reflect the net realizable value of businesses held for sale and the permanent impairment of goodwill.

NET (LOSS) EARNINGS PER COMMON SHARE

  Net (loss) earnings per common share has been calculated based on the weighted average number of common shares outstanding and common share equivalents relating to warrants and stock options outstanding when the effect of such equivalents are dilutive (40,583,185, 38,800,000 and 38,100,000 shares in 1992, 1991 and 1990, respectively). Per share amounts of (loss) income from continuing operations and net (loss) income reflect amounts of dividends paid and accrued on the Company's preferred stock. References to number of shares of common stock and per share amounts have been adjusted to give effect to the acquisition of Neeco, Inc. (see Note 9) and to reflect a 3-for-2 common stock split, effected on July 16, 1990.

STATEMENTS OF CASH FLOWS

  For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

INCOME TAXES

  Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes," to an asset and liability approach. Previously, the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Prior years' financial statements have not been restated for such accounting change (See
Note 5).

  At December 31, 1992 and January 1, 1992 (after having given effect to the adoption of SFAS No. 109), the valuation allowances recorded against deferred tax assets were $138.3 million and $0, respectively.

(3) DEBT IN DEFAULT

  Debt in default at December 31, 1992 consists of (in thousands):

Notes payable to banks under revolving credit facility at prime plus   $155,795
3/4%..................................................................
Senior notes payable to insurance companies, 9.1% to 10.95%...........  328,572
                                                                       --------
Total senior debt.....................................................  484,367
Subordinated notes payable to insurance companies, 12%................    9,600
7 3/4% Convertible Subordinated Debentures............................    7,040
                                                                       --------
                                                                       $501,007
                                                                       ========

  The Company failed to make principal and interest payments and is in default of various financial covenants contained in its senior notes and 12% subordinated notes including minimum tangible net worth and minimum current ratio. The revolving credit facility contains certain financial and other covenants, including minimum tangible net worth and minimum current ratio, under which the Company was also in default at December 31, 1992. As a result, the entire amount of such notes and bank indebtedness has been classified in the accompanying Consolidated Balance Sheet as "Debt in default". Additionally, the Company has not made scheduled semiannual interest payments since September 1, 1993 with respect to its 7 3/4% Convertible Subordinated Debentures and, accordingly, such debentures have been classified as "Debt in default" in the accompanying Consolidated Balance Sheet.

  Effective April 1993, the Company ceased making payments of principal and interest under its revolving credit facility and its senior and subordinated notes. Interest continued to accrue in accordance with the provisions of these loan documents which in certain circumstances included default rates of an additional 2% and in one case 4%. Interest ceased to accrue on December 21, 1993, the date on which an involuntary bankruptcy petition was filed against the Company. The Company has pledged to the holders of its senior notes and bank indebtedness the common stock of five subsidiaries held for sale and certain proceeds of the sale of one of those subsidiaries which had a combined net book value of $23.2 million as of December 31, 1992.

  Certain of the Company's loan agreements contain covenants which restrict its ability to pay dividends on its common stock. The Company does not meet the financial ratio requirements under such covenants and consequently is restricted from paying dividends on its common stock.

  The Company's 7 3/4% Convertible Subordinated Debentures are convertible into common stock at any time on or prior to September 1, 2012 at $30.11 per share which is subject to change as defined in the indenture pursuant to which the debentures were issued. The debentures are redeemable, at the Company's option, on any date prior to maturity at redemption prices (expressed as percentages of principal amount) ranging from 103.1% in 1993 to 100% in 1997 and thereafter, plus accrued interest. In 1992, 1991 and 1990, the Company purchased $8.7 million, $7.6 million and $10.5 million of its 7 3/4% debentures, respectively. In 1991, the Company also retired its $10.0 million 11% senior notes prior to maturity. The Company realized a net gain of $1.8 million, $0.6 million and $l.5 million in 1992, 1991 and 1990, respectively, from early retirement of such debt.

  See Note 1 with respect to the contemplated exchange of the debt in default for new debt and equity securities under the Company's proposed plan of reorganization.

  As of June 1994, the estimated fair value of the Company's obligations under its revolving credit facility approximates $50 million or approximately 30% of the amount of its pre-bankruptcy petition date principal and accrued interest. The estimated fair value of the senior notes approximates $122 million or approximately 34% of the amount of its pre-bankruptcy petition date principal and accrued interest. Such valuations were based upon recent private transactions involving the purchase and sale of a limited number of such debt instruments. However, the estimated values described above are not necessarily indicative of their fair market value because these debt instruments are not actively traded or exchanged. The estimated fair value of the defaulted 12% subordinated notes and 7 3/4% Convertible Subordinated Debentures is nominal. Such valuations were based upon comparison with similarly rated securities and are not necessarily indicative of the current market value.

(4) LONG-TERM DEBT

  The following is a summary of the Company's long-term debt, excluding current maturities of $1.9 million and $38.0 million in 1992 and 1991, respectively:

                                                                 1992    1991
                                                                ------ --------
                                                                (IN THOUSANDS)
9.1% to 12% Senior Notes, due 1992 to 2005 (See Note 3)........ $  --  $330,119
7 5/8% to 11% First Mortgage Bonds, due 1995 to 2029...........    --    34,500
7 3/4% Convertible Subordinated Debentures, due 2012 (See Note     --    15,764
3).............................................................
5.5% Convertible Subordinated Debentures, due 2007.............    --    19,262
Bank loans under revolving credit agreements...................    --     4,300
Other long-term debt...........................................  4,111   21,135
                                                                ------ --------
                                                                $4,111 $425,080
                                                                ====== ========

  The aggregate amount of long-term debt maturing during the next five years is: $1.0 million, $1.9 million, and $0.3 million in each of the next three years.

  The debt of JWS, described below, is carried as an element of "Net assets held for sale" in the accompanying Consolidated Balance Sheet as of December 31, 1992 (See Note 11).

  A series of first mortgage bonds issued by JWS requires annual redemption payments of $2.0 million beginning April 1, 2020 and two other series require annual redemption payments of $0.5 million each, commencing August 1, 1994 and December 1, 2005, respectively. A fourth series aggregating $4.5 million is due May 1, 1995. The utility plant and equipment of JWS, which has a net book value of $131.9 million at December 31, 1992, is subject to a lien pursuant to the Indenture under which the first mortgage bonds were issued. The fair value of the first mortgage bonds approximates $41.6 million. There is no active quoted market for the bonds. The fair value was determined primarily based upon sales prices, or bid and asked quotes for similar debt securities.

  JWS has two revolving credit agreements each of which permitted unsecured borrowings of up to $10 million with interest at rates equal to the prime rate (6% at December 31, 1992). Both of the agreements expired on April 30, 1994 and borrowings thereunder have been permitted by the lenders to remain outstanding. JWS is currently negotiating new credit agreements. Borrowings under the revolving credit agreements are classified as long-term as it was the intent of JWS to extend the agreements as they expire, refinance the borrowings under an expiring agreement with funds borrowed under the other agreement, or refinance borrowings under both agreements through the issuance of long-term securities. As of December 31, 1992, JWS had equal borrowings outstanding under the agreements aggregating $4.8 million. The fair value of these borrowings approximates the carrying amounts.

(5) INCOME TAXES

  Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The cumulative effect of adopting SFAS 109 was to record an income tax benefit of $4.3 million or $0.11 per share as of January 1, 1992. Such amount has been reflected in the Consolidated Statements of Operations under the caption "Cumulative Effect of Change in Method of Accounting for Income Taxes."

  The Company files a consolidated Federal income tax return including all U.S. subsidiaries. At December 31, 1992, the Company had a net operating loss carry-forward ("NOL") for U.S. income tax purposes of approximately $220.0 million expiring in years through 2007. As described in Note 1, under the Company's proposed plan of reorganization, newly issued equity and debt securities will be exchanged for existing debt of the Company. If the Company effectuates its proposed plan of reorganization, a substantial portion of the NOL may not be available to reduce future U.S. taxable income. Additionally, due to recent changes in the U.S. Federal income tax laws, the timing of any such plan of reorganization could further impact and reduce the amount of the NOL. The Company also has an alternative minimum tax credit carry-forward of approximately $2.0 million available to offset future regular income taxes payable to the extent such regular taxes exceed alternative minimum taxes payable.

  U.S. income and foreign withholding taxes have not been provided for on undistributed earnings of certain foreign subsidiaries. Such undistributed earnings aggregated $16.2 million at December 31, 1992. The Company considers these earnings to be permanently invested in the businesses and, under the tax laws, not subject to such taxes until distributed as dividends.

  The provision (benefit) for income taxes relating to continuing operations consists of:

                                                         1992    1991     1990
                                                        ------  -------  -------
                                                            (IN THOUSANDS)
Current
  Federal.............................................. $   --  $   663  $ 4,025
  State and local......................................  1,248    1,092    2,339
  Foreign..............................................  1,106    2,834      467
                                                        ------  -------  -------
                                                         2,354    4,589    6,831
                                                        ------  -------  -------
Deferred
  Federal..............................................  4,487   (5,440)   5,790
  State and local......................................    (56)    (156)     784
  Foreign..............................................    859    3,426    4,070
                                                        ------  -------  -------
                                                         5,290   (2,170)  10,644
                                                        ------  -------  -------
                                                        $7,644  $ 2,419  $17,475
                                                        ======  =======  =======

  The provision (benefit) for income taxes relating to discontinued operations consists of:

                                                         1992    1991     1990
                                                        ------  -------  -------
                                                            (IN THOUSANDS)
Current
  Federal.............................................. $ (237) $  (525) $ 9,984
  State and local......................................      7     (218)   2,633
                                                        ------  -------  -------
                                                          (230)    (743)  12,617
                                                        ------  -------  -------
Deferred
  Federal..............................................    983   13,287    2,417
  State and local......................................    864    2,301      298
                                                        ------  -------  -------
                                                         1,847   15,588    2,715
                                                        ------  -------  -------
                                                        $1,617  $14,845  $15,332
                                                        ======  =======  =======

  Factors accounting for the variation from U.S. statutory income tax rates relating to continuing operations are as follows:

                                                       1992      1991    1990
                                                     ---------  ------  -------
                                                          (IN THOUSANDS)
Federal income taxes at the statutory rate.......... $(120,996) $2,425  $15,682
State and local income taxes, net of federal tax....       787     618    2,061
Amortization and write-off of intangibles...........    29,791    (488)     637
Valuation allowance against deferred tax asset......    96,849     --       --
Other...............................................     1,213    (136)    (905)
                                                     ---------  ------  -------
                                                     $   7,644  $2,419  $17,475
                                                     =========  ======  =======

  Factors accounting for the variation from U.S. statutory income tax rates relating to discontinued operations are as follows:

                                                         1992     1991    1990
                                                       --------  ------- -------
                                                            (IN THOUSANDS)
Federal income taxes at the statutory rate............ $(85,548) $13,296 $12,557
State and local income taxes, net of federal tax......      575    1,375   1,935
Amortization and write-off of intangibles.............   28,289      --      327
Valuation allowance against deferred tax asset........   58,409      --      --
Other.................................................     (108)     174     513
                                                       --------  ------- -------
                                                       $  1,617  $14,845 $15,332
                                                       ========  ======= =======

  The sources of significant timing differences for 1991 and 1990 which gave rise to deferred taxes and their effects were as follows:

                                                CONTINUING       DISCONTINUED
                                                OPERATIONS        OPERATIONS
                                              ----------------  --------------
                                               1991     1990     1991    1990
                                              -------  -------  ------- ------
                                                      (IN THOUSANDS)
Difference between book and tax accruals,
 principally contracts....................... $(1,804) $(2,523) $   261 $  437
Appraisal differences........................   1,316    7,637    3,953  1,392
Depreciation.................................    (258)   1,244    1,071    657
State and local deferred taxes, net of           (103)     517    1,519    197
federal tax benefits.........................
Acquisition adjustments......................    (382)   1,972      --     (75)
Terminated leases and severance pay..........     --       --     7,616    --
Other, net...................................    (939)   1,797    1,168    107
                                              -------  -------  ------- ------
                                              $(2,170) $10,644  $15,588 $2,715
                                              =======  =======  ======= ======

  The components of the net deferred income tax liability as of December 31, 1992 are as follows (in thousands):

Deferred tax assets:
  Net operating loss carry-forward.................................. $  74,787
  Excess of amounts expensed for financial statement purposes over amounts
   deducted for income tax purposes.................................    93,891
  Other.............................................................     2,816
                                                                     ---------
  Total deferred tax asset..........................................   171,494
                                                                     ---------
Deferred tax liabilities:
  Costs capitalized for financial statement purposes and
   deducted for income tax purposes.................................    33,086
  Foreign deferred tax liability....................................     1,635
                                                                     ---------
  Total deferred tax liability......................................    34,721
                                                                     ---------
Net deferred tax asset before valuation allowance...................   136,773
Valuation allowance for net deferred tax asset......................  (138,274)
                                                                     ---------
Net deferred income tax liability................................... $  (1,501)
                                                                     =========

  (Loss) income before income taxes from continuing operations consists of the following:

                                                      1992       1991     1990
                                                    ---------  --------  -------
                                                          (IN THOUSANDS)
United States...................................... $(342,304) $(11,013) $32,426
Foreign............................................   (13,567)   18,144   13,698
                                                    ---------  --------  -------
                                                    $(355,871) $  7,131  $46,124
                                                    =========  ========  =======

  (Loss) income before income taxes from discontinued operations consists of the following:

                                                    1992      1991    1990
                                                  ---------  ------- -------
                                                         (IN THOUSANDS)
United States.................................... $(228,754) $36,010 $36,932
Foreign..........................................   (22,859)   3,098     --
                                                  ---------  ------- -------
                                                  $(251,613) $39,108 $36,932
                                                  =========  ======= =======

  The above amounts applicable to discontinued operations include a loss of $49.5 million in 1992 with respect to the disposition of the Company's overseas information services business and certain units of the domestic information services business.

(6) CAPITAL STOCK AND WARRANTS

  In August 1991, the Company issued 425,000 shares of preferred stock in connection with the acquisition of Businessland, Inc. (See Note 9). The preferred stock is convertible into common stock of the Company, at any time, at the option of the holder at a conversion price of $20.00 per share, subject to customary anti-dilution provisions and exchangeable for 8.5% Convertible Subordinated Notes due 2006 of the Company in whole, but not in part, at the option of the Company after July 31, 1993. The Company has had the option to redeem the shares of preferred stock after July 31, 1993 at $50.00 per share. Each share of preferred stock entitles the holder to receive cumulative cash dividends at the annual rate of $4.25 per annum per share. The Company has not paid dividends on its preferred stock since September 1992. Cumulative unpaid dividends at December 31, 1992 aggregate $0.5 million.

  In 1969, the Company distributed 1,152,649 warrants of participation to holders of its common stock. The warrants of participation, which expire on December 31, 1994, may entitle their holders to receive shares of common stock of the Company in the event that JWS disposes of all or any significant portion of its water distribution system or the Company disposes of any shares of JWS. The number of shares of common stock to be issued, if any, will be determined on the basis of a specified formula and will be distributed to warrant holders on a pro rata basis.

  Under the Company's 1992 and 1991 Stock Option Plans, a maximum of 2,500,000 shares and 1,000,000 shares of common stock, respectively, have been reserved for grant to key personnel. The per share exercise price of an option may not be less than the fair market value of a share of common stock on the date of grant. The options are exercisable at various dates and expire ten years from the date of grant.

  The 1986 Incentive Stock Option and Appreciation Plan, as amended (the "Option Plan"), provides that incentive stock options ("ISOs"), non-qualified stock options and stock appreciation rights ("SARs") may be granted to a maximum of 1,125,000 shares of common stock. If ISOs are granted, the per share exercise price of the option must be the fair market value of a share of common stock on the date of grant. The per share exercise price of a non-qualified stock option may be below the fair market value of a share of common stock on the date of grant.

  Neeco, Inc., a computer reseller which the Company acquired (See Note 9), had outstanding stock options which were assumed by the Company on the date of acquisition. The Neeco options were granted at not less than fair market value at the date of grant, are exercisable at various dates and expire five years from date of grant.

  A summary of stock option transactions for the years ended December 31, 1992, 1991 and 1990 is as follows:

                                                  NUMBER OF SHARES
                                       ----------------------------------------
                                          1992          1991           1990
                                       -----------  -------------  ------------
Balance beginning of year.............   1,231,310      1,124,189     1,114,122
Granted...............................   3,079,680        395,075       306,414
Exercised.............................    (145,706)      (220,329)     (278,644)
Lapsed or cancelled...................    (939,045)       (67,625)      (17,703)
                                       -----------  -------------  ------------
Balance end of year...................   3,226,239      1,231,310     1,124,189
                                       -----------  -------------  ------------
Exercisable at year-end...............     747,965        598,196       580,439
                                       -----------  -------------  ------------
                                               OPTION PRICE PER SHARE
                                       ----------------------------------------
Outstanding at December 31............ $3.00-21.05  $ 6.67-21.05   $ 6.67-21.05
Granted...............................  3.00-18.25   14.00-15.625   20.92-21.05
Exercised.............................  6.67-15.93    6.67-14.49     6.67-15.93
Lapsed or cancelled...................  3.50-21.05    6.67-21.05     6.67-15.93

  As described in Note 1, under the Company's proposed plan of reorganization, the holders of the Company's existing preferred and common stock and warrants of participation will receive warrants to purchase common stock of the reorganized Company in exchange for their equity interests.

(7) RETIREMENT PLANS

  JWS and a foreign subsidiary have defined benefit pension plans covering substantially all eligible employees. The benefits under the plans are based on wages and years of service with the respective company. The Company's policy is to fund the minimum amount required by law.

  In 1990, the Company curtailed the pension benefits under one of its U.S. plans and realized a net gain of $3.7 million. Effective May 31, 1991, the Company terminated that plan and replaced it with a new defined contribution plan. The effect of the pension termination and settlement of the benefit obligation was not material to the operating income of the Company.

  Net pension expense for defined benefit plans for 1992, 1991 and 1990 consists of the following components:

                                 DOMESTIC                    FOREIGN
                          -------------------------  -------------------------
                           1992     1991     1990     1992     1991     1990
                          -------  -------  -------  -------  -------  -------
                                          (IN THOUSANDS)
Service cost--benefits    $ 1,305  $   939  $ 5,089  $ 1,301  $ 1,484  $ 1,853
earned...................
Interest on projected       1,725    1,490    1,928    2,481    2,108    1,896
benefit obligations......
Actual return on plan      (2,276)  (2,331)  (1,963)  (5,473)  (3,428)  (2,241)
assets...................
Net amortization and          760      869     (267)   2,452      838      (89)
deferral.................
                          -------  -------  -------  -------  -------  -------
Net pension expense...... $ 1,514  $   967  $ 4,787  $   761  $ 1,002  $ 1,419
                          =======  =======  =======  =======  =======  =======

  The benefit obligations and funded status of the plans at December 31, 1992 and 1991 are as follows:

                                                DOMESTIC           FOREIGN
                                             ----------------  ----------------
                                              1992     1991     1992     1991
                                             -------  -------  -------  -------
                                                     (IN THOUSANDS)
Accumulated benefit obligations:
  Vested...................................  $14,154  $14,379  $21,214  $20,009
  Non-vested...............................      657      902      --       --
Impact of future salary increases..........    8,579    9,235    3,393    3,200
                                             -------  -------  -------  -------
Projected benefit obligations..............   23,390   24,516   24,607   23,209
Plan assets at market value................   22,020   21,006   27,531   27,884
                                             -------  -------  -------  -------
(Deficiency) excess of plan assets over
 projected benefit obligations.............   (1,370)  (3,510)   2,924    4,675
Unrecognized net (gain) loss from past
 experience different from that assumed and
 effect of changes in assumptions..........   (3,551)      32   (1,670)  (3,181)
Unrecognized net obligation (asset) from
 initial application of SFAS No. 87........      854      925     (889)  (1,189)
                                             -------  -------  -------  -------
(Accrued) prepaid pension..................  $(4,067) $(2,553) $   365  $   305
                                             =======  =======  =======  =======

  The assumptions used as of December 31, 1992, 1991 and 1990 in determining the pension cost and liability shown above were as follows:

                                                   DOMESTIC          FOREIGN
                                                ----------------  ----------------
                                                1992  1991  1990  1992  1991  1990
                                                ----  ----  ----  ----  ----  ----
Discount rate.................................. 7.5%  6.5%  7.25%  10%   11%    9%
Rate of salary progressions....................   7%    7%     7%   7%    7%    7%
Rate of return on assets.......................   8%    8%     8%  10%   11%   10%

  The unrecognized net asset of the foreign plan is being amortized over 15 years. The U.S. plan assets are primarily invested in fixed income securities. The foreign plan assets are invested 80% in equity securities and 20% in fixed income securities.

  The Company contributes to various union pension funds based upon wages paid to union employees of the mechanical/electrical business units. Such contributions approximated $41.6 million, $38.5 million and $36.0 million in 1992, 1991 and 1990, respectively.

  The Company has defined contribution retirement plans that cover its U.S. non-union eligible employees. Contributions to these plans are based on a percentage of the employee's base compensation. The expense recognized in 1992, 1991 and 1990 relating to continuing operations for the defined contribution plans was $4.7 million, $4.7 million and $1.8 million, respectively.

  Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Accounting For Postretirement Benefits Other Than Pensions" (SFAS 106). The estimated present value of the accumulated postretirement benefit obligations under SFAS 106 approximated $7.0 million at January 1, 1993. The adoption of SFAS 106 did not have a material impact upon the Company's Consolidated Statements of Operations.

(8) LEASE COMMITMENTS

  The Company and its subsidiaries lease land, buildings and equipment under various non-cancellable lease agreements. The lease agreements frequently include renewal options and require the Company to pay for utilities, taxes, insurance and maintenance expense.

  Future minimum payments, by year and in the aggregate, under capital leases and non-cancellable operating leases with initial or remaining terms of one year or more relating to continuing operations consisted of the following at December 31, 1992:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
                                                                (IN THOUSANDS)
1993.........................................................  $  848  $ 31,227
1994.........................................................   1,606    23,377
1995.........................................................     867    18,054
1996.........................................................     663    13,834
1997.........................................................     205     9,923
Thereafter...................................................     751    45,691
                                                               ------  --------
Total minimum lease payments.................................   4,940  $142,106
                                                                       ========
Amounts representing interest................................   1,005
                                                               ------
Present value of net minimum lease payments (includes current  $3,935 portion of $705).............................................
                                                               ======

  The above operating lease table includes lease obligations retained by the Company in connection with the sale of its domestic information services business (See Note 10). Future minimum payments under non-cancellable operating leases relating to discontinued operations are as follows (in thousands):
$11,564, $11,133, $8,993, $6,056, $4,905 and $10,130 in 1993, 1994, 1995, 1996,
1997 and thereafter, respectively.

  "Other long-term obligations and deferred credits" at December 31, 1992 and 1991 include capital lease obligations of $3.2 million and $21.0 million, respectively.

  Rent expense relating to continuing operations for the years ended December 31, 1992, 1991 and 1990 was $26.6 million, $22.8 million and $21.3 million, respectively. Rent expense relating to discontinued operations for the years ended December 31, 1992, 1991 and 1990 was $20.7 million, $10.0 million and $5.3 million, respectively.

(9) BUSINESS COMBINATIONS

  In the fourth quarter of 1991, the Company completed the acquisition of Businessland, Inc. ("Businessland"). Pursuant to the acquisition, the Company paid $17.0 million in cash and exchanged 1,108,195 shares of its common stock for all the outstanding common stock of Businessland. The Company acquired Businessland's 10 1/4% Senior Notes in the aggregate principal amount of $50.0 million for an aggregate of $18.75 million in cash and 425,000 shares of its $4.25 Convertible Exchangeable Preferred Stock with a liquidation preference of $50.00 per share. Businessland was combined with the Company's then existing information services business. The acquisition of Businessland was accounted for by the purchase method of accounting. The Company sold the rental operations of Businessland in 1991 for $10.1 million in cash. The sale of the rental operations did not result in a gain or loss to the Company.

  On May 22, 1990, the Company acquired Neeco, Inc. ("Neeco"), a computer reseller. Neeco was combined with the Company's then existing information services business. The acquisition was accounted for as a pooling of interests. The Company issued 4,669,375 shares of its common stock to the former holders of Neeco common stock.

  Including the acquisition of Businessland, the Company paid approximately $15.4 million and $133.7 million in 1992 and 1991, respectively, in cash, notes and common stock for its acquisitions. Net tangible assets acquired in 1992 and 1991 were approximately $7.0 million and $80.3 million, respectively.

  The acquisitions in 1992 and 1991 were accounted for by the purchase method of accounting and, accordingly, the consolidated results of operations include the results of the acquired companies from acquisition dates. Pro forma combined revenues from continuing operations of the acquired businesses would have been approximately $2.4 billion in 1991 and $2.5 billion in 1990, if the acquisitions had taken place on January 1. Pro forma combined income from continuing operations and net income per share from continuing operations would have been approximately $7.3 million and $0.14, respectively, in 1991 and $31.4 million and $0.74, respectively, in 1990. Pro forma amounts for the year ended December 31, 1992 are not materially different from the actual amounts.

(10) DISCONTINUED OPERATIONS

  Discontinued operations includes the Company's information services business and water supply business.

  In 1992, the Company's information services business was negatively impacted by several industry factors, such as rapid technology change, steep price discounting and by the problems encountered with the integration of Businessland.

  In March 1993, the Company's Board of Directors approved the disposition of the Company's U.S. information services business. The Board of Directors had previously decided to sell the Company's overseas information services business. Accordingly, operating results of the information services business have been classified as discontinued operations. In August 1993, the Company sold substantially all the assets of its U.S. information services business. The Company did not realize a material gain or loss from the sale. The assets of the U.S. information services business consisted primarily of inventory held for resale and accounts receivable. Under the terms of the agreement, the purchaser assumed the debt and other liabilities relating to the ongoing operations of the business. The Company received warrants to buy up to 10% of the purchaser's common stock for a nominal amount. A subsidiary of the Company retained certain lease obligations aggregating $15 million, net of estimated settlement amounts and subrentals, at December 31, 1992. Such lease obligations relate to closed facilities and facilities identified to be closed. These lease obligations are included in the accompanying Consolidated Balance Sheet under the captions "Other accrued expenses and liabilities" and "Other long-term obligations and deferred credits" in the amounts of $8.2 million and $6.8 million, respectively. At December 31, 1992, net assets of the information services business aggregated approximately $5.0 million. Such amount is included in current assets under the caption "Net assets held for sale" in the accompanying Consolidated Balance Sheet.

  The information services business operated primarily in the United States, Europe and Canada. The following presents information about operations in such geographical areas:

                                                        OPERATING   IDENTIFIABLE
                                            REVENUES  (LOSS) INCOME    ASSETS
                                           ---------- ------------- ------------
                                                      (IN THOUSANDS)
1992
  United States........................... $1,418,350   $(144,743)    $378,913
  Europe..................................    245,497     (37,727)      78,072
  Canada..................................     28,573      (5,469)      10,186
                                           ----------   ---------     --------
                                           $1,692,420   $(187,939)    $467,171
                                           ==========   =========     ========
1991
  United States........................... $1,106,711   $  32,987     $723,759
  Europe..................................     91,088       1,824      116,094
  Canada..................................     15,970        (775)      16,781
                                           ----------   ---------     --------
                                           $1,213,769   $  34,036     $856,634
                                           ==========   =========     ========

  In 1990, the information services business was located only in the United States. Revenues and operating income of the information services business in 1990 were $710.8 million and $29.6 million, respectively. The information services business' operating loss in 1992 includes $41.3 million attributable to the write-off of goodwill and other intangibles and $26.0 million primarily relating to severance payments and facilities consolidation.

  In connection with the plan to dispose of the overseas information services business and certain other of its U.S. information services businesses, the Company provided for a loss of $49.5 million in 1992. This loss represents the estimated loss to be realized upon the disposition of such businesses. Such loss includes $32.1 million related to the write-off of goodwill and other intangible assets and $17.4 million for estimated losses to be incurred up to the expected disposal dates and the write-down of other assets to estimated net realizable value.

  In April 1992, the Company announced its intention to sell its water supply business. However, in July 1993, the Company's Board of Directors decided not to proceed with the divestiture due to uncertainties created by the then pending rate related proceedings and litigation. In December 1993, JWS entered into an agreement with respect to the rate related proceedings and litigation. Subsequently, the agreement was approved by the New York State Public Service Commission on February 2, 1994. Accordingly, the Company reinstated its plan of divestiture in the first quarter of 1994 and recorded a $7.4 million loss in 1993 to write-down the assets of the water supply business to estimated net realizable value. The financial statements for all periods presented reflect the water supply business as discontinued operations.

  See Note 17 with respect to the status of a proceeding initiated in 1988 by the City of New York to acquire by condemnation all of the water distribution system of JWS that is located in New York City.

  The assets of the water supply business consists primarily of utility plant and equipment which are located in Nassau and Queens Counties in the State of New York. The net assets of the water supply business, which aggregate $57.2 million at December 31, 1992, are classified as long-term assets in the accompanying Consolidated Balance Sheet under the caption "Net assets held for sale" because the disposition of the water supply business will not take place until after 1993.

  Revenues of the water supply business were $59.8 million, $63.1 million and $59.2 million in 1992, 1991 and 1990, respectively. Operating income of the water supply business was $4.8 million, $14.6 million and $13.3 million in 1992, 1991 and 1990, respectively. The 1992 results include a provision of $7.0 million related to the settlement of litigation referred to above.

  Combined operating results of discontinued operations including both the information services and the water supply businesses are as follows:

                                                    1992        1991      1990
                                                 ----------  ---------- --------
                                                         (IN THOUSANDS)
Revenues........................................ $1,752,171  $1,276,876 $769,994
Costs and expenses..............................  1,935,349   1,228,281  727,090
                                                 ----------  ---------- --------
Operating (loss) income.........................   (183,178)     48,595   42,904
Interest expense................................     18,944       9,487    5,972
                                                 ----------  ---------- --------
(Loss) income before taxes......................   (202,122)     39,108   36,932
Provision for income taxes......................      1,617      14,845   15,332
                                                 ----------  ---------- --------
(Loss) income from discontinued operations...... $ (203,739) $   24,263 $ 21,600
                                                 ==========  ========== ========

(11) OTHER BUSINESSES SOLD AND NET ASSETS HELD FOR SALE

  On October 16, 1992, the Company completed the sale of five environmental businesses for which it received net cash proceeds of $84.1 million. The five businesses sold were two air pollution control businesses, JWP Air Technologies, Inc. and JWP Amcec Corp., two sludge pelletization projects, located in New York City and Baltimore, Maryland and Enviro-Gro Technologies Co., a sludge processing business. The Company realized a net gain of approximately $12.0 million from the sale of these businesses. The Company's Board of Directors has approved a plan for the sale of the Company's remaining energy and environmental related businesses, other non-core businesses and certain mechanical/electrical services operations. In connection with this asset disposition plan, a loss of $88.1 million was provided for in 1992. The loss represents the loss on businesses sold and the estimated loss to be realized upon the disposition of the businesses held for sale. The loss consists of $24.1 million attributable to the write-off of goodwill and $64.0 million related to the write-down of other assets to net realizable value. In 1991, the Company incurred a loss of $6.6 million in connection with the sale of a certain subsidiary. The operating results of these businesses as well as the provisions for write-down of assets are included in (loss) income from continuing operations.

  Revenues and operating (loss) income of the other businesses sold and held for sale for the years ended December 31, 1992, 1991 and 1990 are as follows:

                                                      1992      1991     1990
                                                    --------  -------- --------
                                                          (IN THOUSANDS)
Revenues........................................... $526,894  $501,696 $444,242
Operating (loss) income............................  (41,151)   15,325   12,592

  The condensed combined balance sheet relating to discontinued operations and other net assets held for sale at December 31, 1992 is as follows (in thousands):

Cash............................ $ 25,297
Accounts receivable, net........  340,847
Costs and estimated earnings in
 excess of billings.............   35,449
Inventories.....................  189,744
Other current assets............   18,450
                                 --------
                                  609,787

Notes payable................... $ 51,238
Current maturities of long-term
 debt and capital lease
 obligations....................    8,582
Accounts payable................  345,446
Billings in excess of costs and
 estimated earnings.............   21,472
Accrued payroll and benefits....   28,130
Other accrued expenses..........  137,590
                                 --------
                                  592,458
Long-term debt..................   74,178
Other long-term liabilities.....   41,887
Net assets held for sale--         32,894
current.........................
Net assets held for sale--long-    85,611
term............................
                                 --------
                                 $827,028
                                 ========

Property, plant and equipment,     200,080
net..............................
Other assets.....................   17,161
                                  --------
                                  $827,028
                                  ========

(12) RESTRUCTURING CHARGES

  In 1992, the Company recorded $38.7 million of restructuring charges related to continuing operations. The Company's business restructuring plan contemplates the downsizing and consolidation of the Company's North American mechanical/electrical services operations. The Company's strategy also provides for the disposition of non-core businesses and certain mechanical/electrical services operations. The restructuring charges consist of $10.8 million applicable to permanent impairment of goodwill and $27.9 million for severance payments, facilities consolidation costs, provisions for contract losses and the write-down of certain assets to net realizable value.

(13) INSURANCE RESERVES

  The Company is primarily insured through an indirect wholly-owned captive insurance subsidiary ("Defender") for its workers' compensation, automobile and general liability insurance. The insurance liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was determined as of December 31, 1992 using a 4% discount rate. The current portion of the insurance liability was $16.5 million and $6.4 million at December 31, 1992 and 1991, respectively. Such amounts are included in "Other accrued expenses and liabilities" in the accompanying Consolidated Balance Sheets. The noncurrent portion of the insurance liability was $33.1 million and $12.5 million at December 31, 1992 and 1991, respectively. Such amounts are included in "Other long-term obligations and deferred credits". The undiscounted liability was approximately $56.0 million and $20.9 million at December 31, 1992 and 1991, respectively. The Company has restated its 1991 financial statements among other things, to increase its insurance liability by $4.5 million. The insurance liability in 1991 was increased primarily to provide for losses on incurred but not reported claims.

  At December 31, 1992, the Company and Defender had letters of credit outstanding totalling $38.2 million which in effect secure their insurance obligations. The letters of credit were intended to serve as collateral for the obligations of Defender to reimburse the Company's unrelated insurance carriers for claims paid in respect of certain years' insurance programs. In December 1993, these letters of credit were reduced to $36.4 million. $34.9 million of such letters of credit expire in December 1994 and $1.5 million of such letters of credit expire in February 1995. Since October 1992, neither the Company nor Defender has been able to obtain additional letters of credit to secure their insurance obligations and, as a result, have been required to make cash collateral deposits to an unrelated insurance company to secure those type obligations. The deposits totalled $7.7 million as of December 31, 1992 and are included under the caption "Miscellaneous" in Other Assets in the accompanying Consolidated Balance Sheet. Such deposits have increased to $29.7 million as of June 30, 1994.

  The Company's proposed plan of reorganization contemplates that the letters of credit, described above, will be drawn upon by the unrelated insurance carriers and that the Company's obligations to Defender, which were pledged as collateral to the banks issuing such letters of credit, will be impaired in the Chapter 11 proceeding as well as any related Company obligations to those banks. The Company's unrelated insurance carriers have commenced partial draw downs against certain of the letters of credit. Approximately $5 million has been drawn down against the letters of credit through June 1994.

(14) ADDITIONAL CASH FLOW INFORMATION

                                                        1992     1991    1990
                                                      --------  ------- -------
                                                           (IN THOUSANDS)
Cash paid (refunded) during the year for:
  Interest..........................................  $ 62,582  $54,258 $45,044
  Income taxes......................................   (15,617)  14,400  13,850
Significant non-cash financing and investment trans-
 actions are as follows:
  Debt assumed in acquisitions......................  $    929  $93,662 $11,107
  Debt issued to acquire companies..................     2,566    9,648   1,750
  Common stock issued for acquisitions..............       749   29,238   1,804
  Preferred stock issued to retire debt.............        --   21,250      --
  Debt issued to acquire fixed assets...............        --       --   4,122
  Fixed assets acquired under capital lease              1,616    2,760   5,831
obligations.........................................

(15) SEGMENT INFORMATION

  The following presents information about continuing operations by geographic areas:

                                                        OPERATING   IDENTIFIABLE
                                            REVENUES  INCOME (LOSS)    ASSETS
                                           ---------- ------------- ------------
                                                      (IN THOUSANDS)
1992
United States............................. $1,793,350   $(220,242)   $  582,426
Europe....................................    386,003     (15,985)      145,435
Canada....................................    225,224         615        61,218
Net assets held for sale..................        --          --        118,505
                                           ----------   ---------    ----------
                                           $2,404,577   $(235,612)   $  907,584
                                           ==========   =========    ==========
1991
United States............................. $1,713,651   $  42,706    $1,842,391
Europe....................................    374,380       5,199       283,315
Canada....................................    230,081       9,746       108,121
                                           ----------   ---------    ----------
                                           $2,318,112   $  57,651    $2,233,827
                                           ==========   =========    ==========
1990
United States............................. $1,712,517   $  73,313    $1,323,201
Europe....................................    345,090       9,438       152,871
                                           ----------   ---------    ----------
                                           $2,057,607   $  82,751    $1,476,072
                                           ==========   =========    ==========

(16) SELECTED UNAUDITED QUARTERLY INFORMATION

                                  AS RESTATED
                          ------------------------------
1992 QUARTERLY RESULTS    MARCH 31   JUNE 30   SEPT. 30    DEC. 31     TOTAL
- - - - - - - - - ----------------------    ---------  --------  ---------  ---------  ----------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................  $ 582,580  $606,824  $ 609,553  $ 605,620  $2,404,577
Gross profit............     80,469    82,563     60,918     19,904     243,854
(Loss) from continuing
 operations before
 cumulative effect of
 accounting change......     (7,822)  (31,525)   (89,599)  (234,569)   (363,515)
(Loss) from discontinued
 operations ............     (9,712)  (22,489)   (38,176)  (182,853)   (253,230)
Cumulative effect of
 change in method of
 accounting for income
 taxes..................      4,315       --         --         --        4,315
                          ---------  --------  ---------  ---------  ----------
Net (loss)..............  $ (13,219) $(54,014) $(127,775) $(417,422) $ (612,430)
                          =========  ========  =========  =========  ==========

                                           AS RESTATED
                                    --------------------------
1992 QUARTERLY RESULTS (CONTINUED)  MARCH 31 JUNE 30  SEPT. 30 DEC. 31   TOTAL
- - - - - - - - - ----------------------------------  -------- -------  -------- -------  -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
(Loss) income per share:
Continuing operations..............  $(0.20) $(0.80)   $(2.22) $ (5.78) $ (9.00)
Discontinued operations............   (0.25)  (0.54)    (0.94)   (4.51)   (6.24)
Cumulative effect of change in
 method of accounting for income
 taxes.............................    0.11     --        --       --      0.11
                                     ------  ------    ------  -------  -------
Net (loss).........................  $(0.34) $(1.34)   $(3.16) $(10.29) $(15.13)
                                     ======  ======    ======  =======  =======

  The loss from continuing operations in the fourth quarter of 1992 includes the following: (i) restructuring charges of $13.9 million primarily for consolidation and downsizing of certain North American mechanical/electrical services business units, (ii) $70.2 million for losses attributable to assets held for sale, (iii) valuation allowances of $56.1 million relating to accounts receivable, work-in-progress on uncompleted contracts and inventory and (iv) a valuation allowance of $24.0 million provided against deferred tax assets. The loss from discontinued operations in the fourth quarter of 1992 includes the following: (i) restructuring charges of $18.0 million relating to severance payments and facilities consolidation, (ii) $37.6 million for losses attributable to assets held for sale, (iii) valuation allowances of $62.4 million relating to accounts receivable and inventory and (iv) $29.3 million relating to write-off of goodwill and other intangibles.

                                                              AS
                                                           RESTATED
                                                           --------
1991 QUARTERLY RESULTS          MARCH 31 JUNE 30  SEPT. 30 DEC. 31     TOTAL
- - - - - - - - - ----------------------          -------- -------- -------- --------  ----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues....................... $520,613 $560,015 $585,410 $652,074  $2,318,112
Gross profit...................   86,761   89,065   91,993   76,732     344,551
Income (loss) from continuing     10,619    9,807    5,583  (21,297)      4,712
operations.....................
Income from discontinued           3,431    5,042    9,716    6,074      24,263
operations.....................
                                -------- -------- -------- --------  ----------
Net income (loss).............. $ 14,050 $ 14,849 $ 15,299 $(15,223) $   28,975
                                ======== ======== ======== ========  ==========
Income (loss) per share:
Continuing operations.......... $   0.28 $   0.26 $   0.14 $  (0.58) $     0.10
Discontinued operations........     0.09     0.13     0.25     0.16        0.63
                                -------- -------- -------- --------  ----------
Net income (loss) per share.... $   0.37 $   0.39 $   0.39 $  (0.42) $     0.73
                                ======== ======== ======== ========  ==========

  As discussed in Note 1, the Company has restated its operating results for the quarters and years ended December 31, 1991 and 1990 and each of the quarters in the nine month period ended September 30, 1992. The effect of the restatement was to decrease net income and earnings per share for the fourth quarter of 1991 and 1990 by $31.3 million and $9.1 million or $0.81 and $0.24 per share, respectively, and to decrease (increase) net loss and net loss per share for each of the quarters in the nine month period ended September 30, 1992 as follows (in thousands, except per share data):

                                                                        NET LOSS
     QUARTER ENDED                                            NET LOSS  PER SHARE
     -------------                                            --------  ---------
     March 31, 1992.......................................... $26,451    $ 0.65
     June 30, 1992...........................................    (153)    (0.01)
     September 30, 1992......................................   7,554      0.19

(17) LEGAL PROCEEDINGS

  Since August 1992, nineteen purported class action lawsuits have been filed against the Company arising out of the restatement of earnings, write-offs and losses announced by the Company on August 4, 1992 and

October 2, 1992. Pursuant to Stipulation and Court Order on January 15, 1993, a single consolidated amended class action complaint (the "Complaint") was filed. The Complaint names as defendants the Company, certain former officers and directors, four current directors, a former subsidiary officer and the Company's then outside auditor, Ernst & Young.

  The Complaint alleges violations of Section 10(b) of the Securities and Exchange Act of 1934, Rule 10b-5 promulgated thereunder and common law fraud and deceit on the part of the Company and certain other defendants. Among other things, the Company is alleged to have intentionally and materially overstated its inventory, accounts receivable and earnings in various public disseminations during the purported class period May 1, 1991 through October 2, 1992. The Complaint seeks an unspecified amount of damages. The Company denies the material allegations in the complaint. The parties are now engaged in discovery proceedings. However, under its proposed Chapter 11 plan of reorganization, no damages will be recoverable from the Company by claimants in the class action litigation, although they will receive warrants to purchase common stock of the reorganized Company.

  The Company has been informed by the Securities and Exchange Commission (the "SEC") that it is conducting a private investigation to determine whether there have been violations of certain provisions of the Federal securities laws and/or the rules and regulations of the SEC in connection with the Company's financial records, reports and public disclosures. The Company has been cooperating with the SEC's staff and has voluntarily produced requested documents and information. On April 12, 1994, the SEC's staff informed the Company of its intention to recommend that the SEC file a civil injunction action against the Company. The Company is currently engaged in discussions with the SEC's staff concerning a possible consensual resolution of the matter.

  In January 1992, the Public Service Commission of the State of New York ("PSC") ordered its staff to perform an audit covering all aspects of operations of JWS. The audit report alleged that mismanagement and imprudence on the part of JWS may have resulted in excess charges to its customers of up to $10.6 million. Based on the audit report, in June 1992 the PSC instituted a proceeding requiring JWS to demonstrate that its rates charged to customers are not excessive and provided for an investigation of JWS's management practices. As part of this proceeding and citing the audit report's assertion without receiving the audit report in evidence, the PSC ordered that $10.6 million of JWS's annual revenues be made temporary and subject to refund, effective August 6, 1992, pending the completion of the investigation.

  Between December 1992 and May 1993, representatives of JWS, the PSC, consumer advocate groups, the County of Nassau, the town of Hempstead and others appeared and submitted testimony in the PSC proceedings. On June 3, 1993, the PSC issued an order suspending hearings and appointed two administrative law judges for the purpose of effecting a settlement. Negotiations among the parties and the settlement judges were ongoing from that time.

  In addition on February 5, 1993, the County of Nassau filed a complaint in the Supreme Court of the State of New York alleging that JWS intentionally filed false rate applications with the PSC and, as a result, for the period from March 31, 1987 through March 31, 1992, JWS had earnings that exceeded its projections by $8.7 million. The complaint alleged that this conduct constituted violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and common law fraud.

  On December 22, 1993, JWS, the New York State Consumer Protection Board, Nassau County, certain other governmental bodies and a consumer advocate group entered into an agreement that ended the several regulatory and legal proceedings involving JWS described above. Subsequently, the agreement was approved by the PSC on February 2, 1994. The agreement provides for, among other things, a three year general rate case moratorium, resolution of the economic issues raised by the PSC arising from its 1992 audit of JWS, settlement of related litigation and the dismissal of Nassau County's RICO lawsuit against JWS. JWS agreed, among other things, in consideration of avoided litigation and other costs associated with the proceedings, to make payments over the next three years totalling $11.7 million to customers in Nassau and Queens Counties in the State of New York. In connection with this settlement, the Company provided a charge of $7.0 million in 1992. The agreement also provides that JWS will use its best efforts to bring about the separation of Jamaica Water Securities Corp., a subsidiary of the Company which holds substantially all the common stock of JWS, from the Company.

  In 1986, the State of New York enacted a statute requiring the City of New York (the "City") to acquire by condemnation all of the JWS property constituting or relating to its water distribution system located in the City only if a Supreme Court of the State of New York (the "Supreme Court") decides that the amount of compensation to be paid for the system is determined solely by the income capitalization method of valuation. If the Court determines compensation by a method other than the income capitalization method or the award is for more than the rate base of the condemned assets, the statute permits the City to withdraw the proceeding without prejudice or costs. In 1988, the City instituted a proceeding pursuant to the statute to acquire the system which constitutes approximately 75% of JWS' water utility plant. JWS argued at trial that the judicially recognized method for valuing public utility property is by the method known as "Reproduction Cost New, Less Depreciation". JWS also sought consequential and severance damages that would result from separating the JWS Nassau County water supply system from that in the City. The aggregate amount sought by JWS as of December 31, 1987 was approximately $924.0 million. The City submitted its income capitalization valuation, as of December 31, 1987, at approximately $63.0 million.

  In June 1993, the Supreme Court dismissed the City's petition. The Supreme Court concluded, among other things, that the statute is unconstitutional because it directs the Court to render an advisory opinion.

  In February 1994, the New York Court of Appeals held constitutional a nearly-identical statute dealing with another water utility. In April 1994, upon a request made by the City for reconsideration, the Supreme Court stated that it would reconsider its prior decision in light of the February decision of the Court of Appeals.

  The Company cannot predict when or if the Supreme Court will conduct further proceedings under the statute nor is it possible to predict what the decision of the Supreme Court might be if it decides to value the JWS property or the effect of the pending litigation on the proposed sale of JWS.

  In 1993, the Company's French and Belgian information services subsidiaries filed petitions in their respective countries seeking relief from their creditors. The French and Belgian subsidiaries have outstanding unsecured credit facilities which are guaranteed by the Company aggregating approximately $5.9 million. Such amount has been provided for as a loss in the accompanying Consolidated Statement of Operations for the year ended December 31, 1992.

  As described in Note 10, in August 1993 the Company sold its U.S. information services business and among other things, retained certain liabilities, primarily lease obligations. In October 1993, the subsidiary formerly carrying on this business filed a voluntary petition under Chapter 7 of the U.S. Bankruptcy Code.

  In connection with an investigation of the plumbing industry being conducted by the New York County District Attorney's office, two subsidiaries of the Company engaged in the plumbing business in New York City have received subpoenas for certain of their books and records. The subsidiaries have complied with those subpoenas. Additionally, certain employees of these subsidiaries have been subpoenaed to testify as witnesses before a grand jury and those employees have complied with the subpoenas.

  The Company is involved in other legal proceedings and claims which have arisen in the ordinary course of business. The Company cannot predict the outcome thereof or the impact that an adverse result will have upon the Company's financial position or results of operations.

(18) OTHER

  JWS is subject to a PSC order which requires that dividend payments by JWS not exceed 50% of JWS's net income available to common shareholders for the preceding twelve month period and subject further to a debt/equity ratio restriction. Under such PSC order, approximately $2.4 million of JWS's retained earnings were available for the payment of dividends and $52.7 million of JWS's retained earnings were restricted as of December 31, 1992.

  In September 1992, the PSC issued an order requiring additional subjective certifications before the payment by JWS of cash dividends on its common stock. This resulted in the suspension of dividend payments to the Company by JWS for the last two quarters of 1992 and all of 1993. Dividends paid by JWS in 1992 and 1991 amounted to $1.2 million and $2.0 million, respectively. As a result of the settlement agreement described in Note 17, JWS recommenced dividend payments in 1994.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
JWP INC.

  We have audited the accompanying consolidated balance sheets of JWP INC. and subsidiaries as of December 31, 1992 and 1991, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 1992. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to report on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

  As further described in Notes 1 and 3, the Company is not in compliance with certain covenants with respect to its revolving credit facility, senior notes and subordinated debt under which the Company owed $501 million at December 31, 1992. The Company has negotiated the restructuring of its debt and intends to effect the restructuring through a proposed plan of reorganization under an ongoing proceeding under Chapter 11 of the U.S. Bankruptcy Code. The proposed plan of reorganization also contemplates a business restructuring plan to divest certain businesses, the proceeds of which, to date, have been used for working capital and to reduce debt. There is no assurance that the Company will be able to consummate the remaining sales and, if consummated, whether the Company will realize the proceeds contemplated by the plan. Further, the Company cannot predict the results of the reorganization, if completed, or provide any assurance that the proposed plan of reorganization will be completed or, if so, its timing. If the Company is not successful in these efforts there is the likelihood that a liquidation would result.

  As more fully described in Note 17, the Company has been named as a defendant in various litigation. The Company is presently unable to predict the outcome of this litigation, and the impact, if any, that the ultimate resolution of such litigation will have upon the Company and its financial statements.

  The accompanying consolidated financial statements have been prepared assuming that JWP INC. will continue as a going concern. As more fully described in Note 1, the Company has a working capital deficiency of $364.9 million and a shareholders' deficit of $176.0 million at December 31, 1992. In addition, the Company has incurred a loss of $612.4 million for the year ended December 31, 1992 that has significantly weakened the Company's financial condition. The Company's surety companies are issuing new bonds required to guarantee the Company's performance on construction contracts, but are reviewing bonding requests on a case-by-case basis for large construction projects and those with durations of more than two years in light of the Company's financial condition. The matters discussed in this and the two preceding paragraphs raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of JWP INC. to continue as a going concern.

  Because of the possible material effects on the 1992 consolidated financial statements referred to above of the matters described in the three preceding paragraphs, we are unable to, and do not, express an opinion on these consolidated financial statements or the related financial statement schedules.

  As discussed in Note 5, in 1992 the Company changed its method of accounting for income taxes.

  In our opinion, the 1991 and 1990 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of JWP INC. and subsidiaries at December 31, 1991, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1991, in conformity with generally accepted accounting principles. Also, in our opinion, the related 1991 and 1990 financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

  As discussed in Note 1, as a result of a correction of errors, the Company has restated its 1991 and 1990 financial statements.

                                                  Ernst & Young LLP

New York, New York
June 30, 1994

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  On February 9, 1994, the Company informed Ernst & Young ("E & Y"), the independent accountant which was previously engaged as the principal accountant to audit the consolidated financial statements of the Company and its subsidiaries, that it would not be reappointed auditors for the year ended December 31, 1993. The Company continued to engage E & Y to complete (a) an audit of the Company's financial statements for the year ended December 31, 1992 and (b) an audit of the financial statements of the Company for the years ended December 31, 1991 and 1990, as such financial statements were to be restated.

  E & Y has completed its audit of the Company's consolidated financial statements for the year ended December 31, 1992. E & Y's report on the financial statements for the year ended December 31, 1992 contains a disclaimer of opinion because of uncertainties as to the Company's ability to continue as a going concern, the Company's default under certain of its debt obligations, a class action complaint filed against, among others, the Company, certain of its former officers and certain directors in January 1993, an investigation by the Securities and Exchange Commission and its Chapter 11 bankruptcy proceeding described in Notes 1 and 17 to the Company's Consolidated Financial Statements. In addition, the management of the Company has restated its financial statements for the years ended December 31, 1991 and 1990 and E & Y has audited such restatements and issued an unqualified opinion.

  The decision to dismiss E & Y was recommended by management and approved by both the Company's Audit Committee and Board of Directors on February 9, 1994.

  During the Company's fiscal years ended December 31, 1992 and 1991 and the subsequent period preceding the dismissal of E & Y, there were no disagreements with E & Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E & Y, would have caused it to make a reference to the subject matter of the disagreements in connection with its report, except for the following:

  During 1993, the Company reviewed its previously issued 1991 financial statements for possible restatement. In conjunction with that review, management formed a view that a reserve for certain inventory at a subsidiary was understated at December 31, 1991 by an amount within a range of $4 million and $12 million. E & Y did not believe that the available information supported management's view that an error as defined in APB Opinion No. 20 had occurred pertaining to this item. The matter was resolved to E & Y's satisfaction.

  During 1993, in connection with its audit of the Company's 1992 financial statements E & Y informed the Company:

  (A) of certain material weaknesses or reportable conditions in the internal control structure of the Company and two subsidiaries of the Company and that such internal controls were inadequate to develop reliable financial statements;

  (B) of the need to expand significantly the scope of its audit of the Company's consolidated financial statements for the year ended December 31, 1992; and

  (C) of the need for the Company to review its previously issued financial statements for the years ended December 31, 1991 and 1990 to determine whether such financial statements needed to be restated.

  Further, in connection with its audit of the Company's consolidated financial statements for the year ended December 31, 1992 and in considering whether the Company's financial statements for the years ended December 31, 1991 and 1990 required restatement, E & Y raised questions about the representations of the Company's prior management. The matter was discussed with the Audit Committee.

  The Company has authorized E & Y to respond fully to the inquiries of the successor accountant concerning the subject matters described above.

Engagement of New Independent Accountant.

  On February 9, 1994, the Company engaged Deloitte & Touche independent accountant ("D & T"), as the principal accountant to audit the consolidated financial statements of the Company and its subsidiaries, as of and for the year ended December 31, 1993.

  In 1992, at the request of the Board of Directors of the Company, D & T consulted on certain accounting issues.

  Later in 1992, at the request of the Board of Directors of the Company, D & T consulted on the Company's accounting policies, procedures and controls and on the appropriate application of generally accepted accounting principles to specific transactions.

  In 1993, at the request of the Company, D & T provided consulting services with respect to certain accounting matters as to which management requested advice, in order to assist management in evaluating the impact of such matters on its 1992 financial statements and subsequently assisted management relative to earlier periods.

  In 1993, D & T performed certain review procedures of the Company's interim consolidated financial statements for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

  In 1993, at the request of the Jamaica Water Supply Company, a subsidiary of the Company, D & T conducted a special review of that subsidiary's internal control structure in connection with New York State Public Service Commission rate related proceedings.

  In 1993, at the request of the Company, D & T performed audits of certain of the Company's retirement and welfare plans.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

 Directors

  Andrew T. Dwyer, Age 45; Chairman of the Board of Directors of Resource Recycling Technologies, Inc. since May 1993 and an independent business consultant since July 1993. From July 1, 1993 to December 31, 1993, Mr. Dwyer was a consultant to the Company. Mr. Dwyer served as Chairman of the Board of Directors of the Company from April 1987 through June 1993 and as its Chief Executive Officer from April 1987 to April 1993. Mr. Dwyer also served as President of the Company from 1985 until January 1992 when Mr. David L. Sokol became President. Mr. Dwyer resumed such position in October 1992 following Mr. Sokol's resignation. He resigned as the Company's President in April 1993 and as its Chairman in June 1993. Mr. Dwyer has been a director of the Company since 1977.

  Frank T. MacInnis, Age 47; Chairman of the Board, President and Chief Executive Officer of the Company since April 18, 1994. From April 1990 to April 1994 Mr. MacInnis served as President and Chief Executive Officer, and from August 1990 to April 1994 Chairman of the Board, of Comstock Group Inc., a nationwide electrical contracting company. From 1986 to April 1990, Mr. MacInnis was Senior Vice President and Chief Financial Officer of Comstock Group, Inc. In addition, from 1986 to April 1994 Mr. MacInnis was also President of Spie Group Inc. which owns Comstock Group Inc., Spie Construction Inc., a Canadian pipeline construction company, and Spie Horizontal Drilling Inc., a U.S. company engaged in under the water drilling for pipelines and communications cable.

  Innis O'Rourke, Jr., Age 72; Arbitrator for the New York Stock Exchange and the American Arbitration Association for more than the past five years. Mr. O'Rourke has been a director of the Company since 1986. He is also a director of GP Financial Corp.

  Craig C. Perry, Age 44; Senior Vice President, with responsibility for sales and account maintenance, of Marsh & McLennan, Inc., an international insurance brokerage firm, since March 1991. For more than five years prior thereto, he was a senior executive of Johnson & Higgins, an insurance brokerage firm, with responsibility for mergers and acquisitions and the account management department. Mr. Perry has been a director of the Company since 1987.

  Edmund S. Twining, Jr., Age 78; Private investor for more than the past five years. He has served as a director of the Company or its subsidiaries since 1971.

 Executive Officers

  In addition to Mr. MacInnis, the following are the executive officers of the Company.

  Sheldon I. Cammaker, Age 54; Executive Vice President and General Counsel of the Company for more than the past five years.

  Leicle E. Chesser, Age 47; Executive Vice President and Chief Financial Officer of the Company since May 1994. From April 1990 to May 1994 Mr. Chesser served as Executive Vice President and Chief Financial Officer of Comstock Group Inc. and from 1986 to May 1994 he was also Executive Vice President and Chief Financial Officer of Spie Group Inc.

  Joseph A. Gallo, Age 42; Senior Vice President of the Company since April 1993, a Vice President of the Company from November 1991 to April 1993, and Treasurer of the Company for more than the past five years.

  Jeffrey M.Levy, Age 41; Senior Vice President of the Company since December 1993 and Chief Operating Officer of the Company since February 1994. From May 1992 to December 1993, Mr. Levy was President and Chief Executive Officer of the Company's subsidiary JWP Mechanical/Electrical Services (East), Inc. From January 1991 to May 1992 Mr. Levy served as Executive Vice President and Chief Operating Officer of Lehrer McGovern Bovis, Inc., a construction management and construction company. From December 1988 to December 1990, Mr. Levy was Vice President of Stone & Webster Engineering Corporation which is engaged in the design and construction of power, industrial and petrochemical facilities; Mr. Levy was responsible for that company's New York operations.

  Stephen H. Meyers, Age 52; Senior Vice President-Finance since January 1993. Mr. Meyers served as Senior Vice President-Administration and Chief Financial Officer, Controller and Treasurer of American Annuity Group, Inc., formerly named Sprague Technologies, Inc. ("STI"), from March 1992 to December 1992, which at that time was engaged in the worldwide manufacture of electronic components. He was Senior Vice President-Finance and Administration of STI from May 1989 to March 1992 and Senior Vice President of STI from May 1987 to May 1989.

  Philip M. McGinn, Age 43; Vice President of the Company since August 1992 and Controller of the Company for more than the past five years.

ITEM 11. EXECUTIVE COMPENSATION

 Summary of Cash and Certain Other Compensation

  The following Summary Compensation Table sets forth the compensation awarded to, earned by or paid to each of the Chief Executive Officer, the other four most highly compensated executive officers of the Company, and Messrs. David L. Sokol and Ernest W. Grendi for whom disclosure is being provided pursuant to applicable rules of the Securities and Exchange Commission (the "SEC") (collectively the "named executive officers") during the fiscal years ended December 31, 1992, 1991 and 1990 for services rendered in all capacities to the Company and its subsidiaries. Other than Messrs. Sokol and Grendi, the persons listed in the Summary Compensation Table were the five executive officers of the Company as of December 31, 1992, the end of the Company's 1992 fiscal year. However, since December 31, 1992, there have been several changes in the management of the Company. As a result thereof, certain of the persons appearing in the table below, Messrs. Andrew T. Dwyer and Stephen H. Kornfeld and Ms. Susan B. Garelli, are no longer employees of the Company. These changes in management and the employment agreements and severance arrangements, if any, of the executive officers of the Company referred to above are described in greater detail under "Employment Contracts and Termination of Employment and Change of Control Arrangements" below.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                               ANNUAL COMPENSATION                 COMPENSATION AWARDS(7)
                               -------------------                 ----------------------
                                                                               NUMBER OF
                                                                               SECURITIES
                                                                   RESTRICTED  UNDERLYING
                                                    OTHER ANNUAL      STOCK     OPTIONS/     ALL OTHER
NAME AND PRINCIPAL             SALARY(5)   BONUS   COMPENSATION(6) AWARD(S)(8)  SARS(9)   COMPENSATION(10)
     POSITION             YEAR    ($)       ($)          ($)           ($)        (#)           ($)
- - - - - - - - - ------------------        ---- --------- --------- --------------- ----------- ---------- ----------------
Andrew T. Dwyer.........  1992  620,100  None      None                  None    20,125    13,110
 Chairman of the Board,   1991  574,425  None      Not Applicable        None     None     Not Applicable
 President and Chief      1990  554,000  1,020,000 Not Applicable   2,441,043     None     Not Applicable
 Executive Officer
Sheldon I. Cammaker.....  1992  362,600  50,000    None                54,375    37,622    13,110
 Executive Vice           1991  356,750  None      Not Applicable     327,856     None     Not Applicable
 President and General    1990  341,000  None      Not Applicable     489,937     None     Not Applicable
 Counsel
Susan B. Garelli(1).....  1992  213,680  30,000    None                38,250    32,560    8,280
 Senior Vice President--  1991  141,250  None      Not Applicable     121,427     None     Not Applicable
 Human Resources          1990      --   --        --                     --      --       --
Stephen H.                1992  446,760  None      186,201               None    40,833    None
 Kornfeld(2)(3).........  1991      --   --        --                     --      --       --
 Senior Vice President    1990      --   --        --                     --      --       --
 of the Company and
 Chairman of the Board
 and Chief Executive
 Officer of JWP
 International, Inc.
Philip M. McGinn(2).....  1992  135,000  25,000    None                18,125    14,235    7,850
 Vice President, Chief    1991      --   --        --                     --      --       --
 Accounting Officer and   1990      --   --        --                     --      --       --
 Controller
David L. Sokol(1)(4)....  1992  298,730  3,396,875 92,925                None    15,000    None
 President and Chief      1991      --   --        --                    None     None     --
 Operating Officer from   1990      --   --        --                    None     None     --
 January 27, 1992 to
 October 1, 1992
Ernest W. Grendi........  1992  383,325  None      None                  None    13,414    13,110
 Executive Vice           1991  382,830  None      Not Applicable     850,000     None     Not Applicable
 President from January   1990  366,800  1,020,000 Not Applicable     548,915     None     Not Applicable
 1, 1990 to October 7,
 1992

- - - - - - - - - --------
(1) As Ms. Garelli joined the Company in April 1991, amounts shown for her for 1991 reflect less than a full year of compensation. The blanks opposite her name indicate that during 1990 Ms. Garelli was not employed by the Company, and accordingly, there is no compensation information to report for her in respect of such year. Mr. Sokol joined the Company in January 1992. The blanks opposite his name indicate that during 1991 and 1990 Mr. Sokol was not employed by the Company and accordingly, there is no compensation information to report for him in respect of such years.
(2) Mr. Kornfeld and Mr. McGinn, although employed by the Company in 1990 and 1991, were appointed executive officers in May and August 1992, respectively. Therefore, as required by the SEC pursuant to applicable rules, amounts shown for 1992 include amounts paid to Mr. Kornfeld and Mr. McGinn during that portion of the year that preceded their appointment as executive officers. The blanks opposite their names indicate that for no portion of 1991 or 1990 was either Mr. Kornfeld or Mr. McGinn an executive officer of the Company, and accordingly, no compensation information is required to be disclosed as to either individual in respect of such years.
(3) The amounts referred to as salary include (a) $328,683 paid as fixed fees to Kornfeld Associates, a corporation owned by Mr. Kornfeld and members of his immediate family, as consideration for providing his services to the Company to perform duties relating to the Company's international operations outside the United Kingdom, and (b) 78,000 British pounds paid to him by the Company's subsidiary Drake & Scull Engineering Ltd. ("D&S"). Mr. Kornfeld was an officer of the Company and certain of its subsidiaries, including JWP International, Inc. and D&S. The dollar amounts shown for him in the table assume an exchange rate of $1.5138 to 1 British Pound. The amounts paid to Kornfeld Associates were paid in U.S. Dollars.
(4) The bonus amount shown for Mr. Sokol is comprised of the value of 150,000 shares of common stock granted to Mr. Sokol as an inducement to him to join the Company in 1992 plus a special bonus of $1,000,000 in cash paid to him during that year. See "Employment Contracts and Termination of Employment and Change of Control Arrangements--Other Arrangements."
(5) Amounts shown include amounts named executive officers earned but chose to defer pursuant to the Company's 401(k) Retirement Savings Plan (the "401(k) Plan"). Pursuant to the 401(k) Plan, during fiscal years 1992, 1991 and 1990, Messrs. Dwyer and Cammaker each deferred $8,728, $8,475 and $7,979, respectively, and during fiscal year 1992, Ms. Garelli and Messrs. McGinn, Sokol and Grendi each deferred $8,728. Mr. Kornfeld, as an employee of one of the Company's foreign subsidiaries (see Note 3 above), was not eligible to participate in the 401(k) Plan, and Ms. Garelli was not eligible to participate in the 401(k) Plan for 1991. Mr. Grendi elected not to participate in the 401(k) Plan for 1991 and 1990. Amounts shown for 1991 and 1992 also include, in the case of each of the named executive officers other than Mr. Kornfeld, the amounts applied to payment of their respective medical insurance premiums made pursuant to the Company's Premium Conversion Plan (the "Medical Plan"), a Cafeteria Plan established under
    Section 125 of the Internal Revenue Code of 1986, as amended. Pursuant to the Medical Plan, during 1992 Messrs. Dwyer, Cammaker and Grendi and Ms. Garelli each had applied $1,251 to the Medical Plan, Mr. Sokol had $923 applied and Mr. McGinn had $1,034 applied and, during 1991, Messrs. Dwyer, Cammaker and Grendi each had applied $960 to the Medical Plan and Ms. Garelli had $554 applied. The Medical Plan was not in effect during 1990. Mr. Kornfeld, as an employee of a foreign subsidiary, was not eligible to have any portion of his salary applied to premiums in respect of the Medical Plan.
(6) The personal benefits provided to the named executive officers did not exceed the disclosure threshold established by the SEC pursuant to applicable rules, except with regard to Messrs. Kornfeld and Sokol. Other annual compensation for Mr. Sokol consisted of reimbursement for relocation expenses and the cost of increased tax liability to him caused by receipt of such reimbursement for relocation. Other annual compensation for Mr. Kornfeld consisted of the payment by the Company of Mr. Kornfeld's housing and associated utility expenses in the United Kingdom at an estimated cost to the Company of approximately $144,681, the payment of a personal travel allowance and the furnishing of a car. These amounts were paid in British Pounds and assume an exchange rate of $1.5138 to 1 British Pound. No other compensation required to be reported under this column was paid or payable to any of the named executive officers, including Mr. Kornfeld.
(7) The column designated by the SEC to report Long-Term Incentive Plan Payouts has been excluded because the Company has no long-term incentive compensation plans and has not had any such plan during any portion of fiscal years 1992, 1991 or 1990.
(8) All awards of restricted shares of the Company's common stock reported in this column were received pursuant to the Company's Senior Incentive Compensation and Restricted Stock Award Plan (the "Senior Incentive Plan"). As of December 31, 1992, the aggregate number of shares of restricted stock (including shares granted other than under the Senior Incentive Plan) held by a named executive officer and the aggregate dollar value of such shares (calculated by multiplying the aggregate number of shares held by such named executive officer by $3.875, the closing price on the New York Stock Exchange of the Company's unrestricted common stock on December 31, 1992) was: Mr. Dwyer, 1,478,503 shares ($4,089,911); Mr. Cammaker, 52,649 shares
    ($204,015); Ms. Garelli, 7,834 shares ($30,357); and Mr. Grendi 146,261 shares ($566,761). The restricted stock awards to the named executive officers (other than Mr. Dwyer) reported in the table vests or vested as follows: awards made in respect of 1992 to Messrs. Cammaker and McGinn vested 50% on January 2, 1994 and vest 50% on January 2, 1995; awards made in respect of 1992 to Ms. Garelli vested on May 31, 1993 when she ceased to be an employee of the Company; awards made in respect of 1991 to Mr. Cammaker vested 50% on January 2, 1993 and 50% on January 2, 1994; awards made in respect of 1991 to Ms. Garelli vested on May 31, 1993; and awards made in respect of 1991 to Mr. Grendi vested on October 7, 1992 when he ceased to be an officer of the Company; and the award made in respect of 1990 to Mr. Cammaker became fully vested on January 2, 1993 and the award made in respect of 1990 to Mr. Grendi vested 50% on January 2, 1992 and 50% on October 7, 1992. Mr. Dwyer's restricted stock award in respect of 1991 was to vest in thirds on January 2, 1994, 1995 and 1996 and his restricted stock award in respect of 1990 was to vest two-thirds on January 2, 1994 and one-third on January 2, 1995. However, Mr. Dwyer's restricted stock award, became subject to a new vesting schedule described more fully under "Employment Contracts and Termination of Employment and Change of Control Arrangements." Mr. Dwyer received 141,014 shares of restricted stock in respect of 1991 which had a market value as of December 31, 1991 of $2,185,717. Because of the restatement of the Company's 1991 financial results, Mr. Dwyer voluntarily surrendered these shares to the Company. Dividends, if paid on unrestricted shares of common stock, will be paid at the same rate and at the same time on the restricted shares of common stock. No dividends have been paid on the unrestricted shares of common stock, and hence not on the restricted shares, during the fiscal years covered by this table.
 (9) The awards set forth in this column are of stock options only. The Company does not award stock appreciation rights ("SARs").
(10) The amounts reported in the column include matching contributions made by the Company during fiscal year 1992 for the account of the named executive officers pursuant to the 401(k) Plan as follows: Messrs. Dwyer, Cammaker, McGinn, Sokol and Grendi and Ms. Garelli, each $1,800. The amounts reported also include contributions made during 1993 in respect of 1992 by the Company for the account of the named executive officers pursuant to the Company's Money Purchase Plan as follows: Mr. Dwyer, $6,866; Mr. Cammaker, $6,866; Mr. Grendi, $6,866; Ms. Garelli, $6,480; and Mr. McGinn, $3,630. Mr. Sokol was not eligible to participate in the Money Purchase Plan. The amounts reported also include contributions made during 1992 in respect of the 1991 fiscal year for the account of the named executive officers pursuant to the Company's Employee Stock Ownership Plan ("ESOP") as follows: Mr. Dwyer, $4,444; Mr. Cammaker, $4,444; Mr. Grendi, $4,444; and Mr. McGinn, $2,420. Mr. Kornfeld was not eligible to participate in any of the plans referred to in this footnote and Ms. Garelli was not eligible to participate in the ESOP for 1991.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

  The following table sets forth certain information concerning grants to the named executive officers of stock options to purchase common stock of the Company during fiscal year ended December 31, 1992 under the Company's 1986 Stock Option and Appreciation Plan and under the Company's 1991 Stock Option Plan. As indicated under the Summary Compensation Table above, the Company does not grant SARs of any kind.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                             INDIVIDUAL GRANTS
                         --------------------------
                           NUMBER OF    % OF TOTAL
                          SECURITIES   OPTIONS/SARS
                          UNDERLYING    GRANTED TO  EXERCISE OR                 GRANT DATE
                         OPTIONS/SARS  EMPLOYEES IN BASE PRICE    EXPIRATION      PRESENT
                         GRANTED(1)(#) FISCAL YEAR   ($/SH)(2)       DATE       VALUE($)(3)
                         ------------- ------------ ----------- --------------- -----------
Andrew T. Dwyer.........    20,125         0.77%       10.00    July 12, 1997     152,346
Sheldon I. Cammaker.....    12,622         0.48%       10.00    July 12, 1997      94,792
                            25,000         0.95%        3.50    October 7, 2002    52,250
Susan B. Garelli........     7,560         0.29%       10.00    July 12, 1997      57,229
                            25,000         0.95%        3.50    October 7, 2002    52,250
Stephen H. Kornfeld.....    15,833         0.60%       10.00    July 12, 1997     119,856
                            25,000         0.95%        3.50    October 7, 2002    52,250
Philip M. McGinn........     4,235         0.16%       10.00    July 12, 1997      32,059
                            10,000         0.38%        3.50    October 7, 2002    20,900
Ernest W. Grendi........    13,414         0.51%       10.00    July 12, 1997     101,543
David L. Sokol..........    15,000         0.57%       10.00    July 12, 1997     113,550

- - - - - - - - - --------
(1) Grants reported in this column are grants of stock options only. Mr. Dwyer's option was granted on July 13, 1992, as were the options expiring July 12, 1997 listed for each of the other named executive officers. These options become exercisable at a rate of 1/36 of the shares with respect to which the option was awarded per month commencing as of August 1, 1992. The options expiring October 7, 2002 for certain of the named executive officers were granted on October 8, 1992. These options become exercisable at a rate of 1/3 of the shares with respect to which the option was awarded per year commencing October 8, 1993. As a result of the changes in management referred to above, the options indicated as expiring July 12, 1997 granted to Messrs. Dwyer, Kornfeld, Sokol, Grendi and Ms. Garelli have lapsed, except options to purchase 5,717 shares remain exercisable by Mr. Kornfeld until August 31, 1994.
(2) The exercise price is the fair market value on the date of grant, determined by calculating the average of the high and low market prices of the common stock on the date of the grant on the New York Stock Exchange. The options expiring October 7, 2002 become exercisable and remain exercisable only while the recipient is an employee of the Company or its subsidiaries or within two months after termination of employment. The options expiring July 12, 1997 become exercisable and remain exercisable only while the recipient is an employee of the Company or its subsidiaries or within one year after termination of employment. The options are transferable solely by will or by the laws of descent or distribution. No SARs, performance units or other instruments were granted in tandem with the stock options reported herein.
(3) Grant date present value was calculated using the Black-Scholes option pricing model which involves an extrapolation of future price levels based solely on past performance. The present value as of the date of grant, calculated using the Black-Scholes method, is based on assumptions about future interest rates, dividend yield and stock price volatility. In calculating the present value as of the date of grant of the options reported in the table, the Company assumed an interest rate of 14% per annum, an annual dividend yield of zero and volatility of 35%. The Company's proposed plan of reorganization in its Chapter 11 proceeding contemplates the rejection of all option agreements, and accordingly, the Company believes the options are valueless.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information concerning unexercised options to purchase common stock of the Company held at the end of fiscal year 1992 by the named executive officers. None of the named executive officers exercised any options during fiscal year 1992. No named executive officer has any SARs.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                            FY-END OPTION/SAR VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                  OPTIONS/SARS AT      THE-MONEY OPTIONS/SARS AT
                                    FY-END (#)               FY-END ($)(1)
NAME                         EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
- - - - - - - - - ----                         ------------------------- -------------------------
Andrew T. Dwyer.............       95,099/17,330                  0/0
Sheldon I. Cammaker.........       35,503/35,868               0/25,000
Susan B. Garelli............        1,050/31,510               0/25,000
Stephen H. Kornfeld.........        2,199/38,634               0/25,000
Philip M. McGinn............        1,588/15,647               0/10,000
Ernest W. Grendi............       43,440/11,551                    0/0
David L. Sokol..............             2,083/0                    0/0

- - - - - - - - - --------
(1) For purposes of this column, value is calculated based on the aggregate amount of the excess of $3.81 (the average of the high and low prices of the common stock of the Company as reported on the New York Stock Exchange on December 31, 1992) over the relevant exercise price for the shares of common stock with respect to which the options are exercisable.

EMPLOYMENT CONTRACTS AND TERMINATION OF
EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

 Employment Agreements

  The Company has entered into an Employment Agreement (the "Agreement"), dated as of April 18, 1994, with Mr. Frank T. MacInnis providing for his employment as Chief Executive Officer and President of the Company during the period April 18, 1994 through December 31, 1997. The Agreement provides that the term of employment will automatically be extended for successive one-year periods unless the Company or Mr. MacInnis gives written notice not to extend at least six months prior to the end of such period. The Company is also to use its best efforts to insure his election as Chairman of the Board of Directors of the Company.

  Pursuant to the Agreement, the Company is to pay Mr. MacInnis an annual base salary of $600,000 and to increase such base salary on the first day of each calendar year during his employment by at least the percentage increase for the prior year in the relevant consumer price index. In addition, Mr. MacInnis is entitled to receive an annual bonus, which, for the period ending on December 31, 1994, will be no less than $150,000. For each calendar year thereafter, Mr. MacInnis' bonus will be determined by a formula agreed upon by Mr. MacInnis and the Compensation Committee of the Board of Directors of the Company. In addition to his salary and bonus, Mr. MacInnis has been paid a one-time cash payment of $250,000 and is to receive an option (the "Option") to purchase 200,000 shares of common stock of the Company at a price equal to the average market price for the common stock over that 20 day trading period preceding the issuance of the Option. The Option will be issued three months plus 20 days after the Effective Date of the Company's plan of reorganization in its Chapter 11 proceeding (as defined in the JWP Plan of Reorganization).

  Under the terms of the Agreement, Mr. MacInnis has been provided with certain benefits customarily accorded to the Company's senior executive officers as well as supplemental benefits such that he will become fully vested in the Company's Money Purchase Plan and 401(k) Plan. In addition, Mr. MacInnis is entitled to $600.00 per month for leasing (plus maintenance and insurance) of an automobile; reimbursement for all initiation fees and monthly dues for membership in a club suitable for entertaining clients of the Company; all legal expenses incurred by him in connection with the Agreement; and the cost of any increased tax liability to him caused by the receipt of these fringe benefits.

  If Mr. MacInnis' employment is terminated during the term of the Agreement by the Company other than for Cause (as defined in the Agreement) or he terminates his employment for Good Reason (as defined in the Agreement), Mr. MacInnis will be entitled to receive a cash payment equal to the sum of: (i) the greater of
(A) his base salary at the highest annual rate in effect during his employment from the date of termination through December 31, 1997 or (B) two times his base salary at its then current annual rate and (ii) an amount equal to the product of the highest bonus paid to him during his employment (but in no event less than $150,000) times (A) the number of full or partial years remaining from the date of termination through December 31, 1997 or (B) two, whichever is greater; however, in the event of a termination following a Change in Control (as defined in the Agreement), the factor of two in clause (i)(B) above will be increased to three. In addition, Mr. MacInnis will be entitled to receive all unpaid amounts in respect of any bonus for any calendar year ending before the date of termination.

  During fiscal year 1992, the Company had employment contracts with each of Ernest W. Grendi, which expired December 31, 1992, Andrew T. Dwyer, which expired June 30, 1993, and Sheldon I. Cammaker, expiring December 31, 1998, pursuant to which each served as a senior executive officer of the Company. Mr. Dwyer received a base salary at the rate of $485,000 per annum, which salary gave effect to a Company-wide 10% salary reduction and salary freeze implemented July 1, 1992, and further voluntary salary reductions. Mr. Grendi received a base salary at the rate of $383,324 and Mr. Cammaker received a base salary at the rate of $340,787 per annum, which salaries gave effect to the Company-wide salary reduction and freeze. In addition, pursuant to the terms of their employment contracts, Messrs. Dwyer and Grendi were and Cammaker is eligible to receive annual bonuses.

  Additionally, pursuant to their contracts, Messrs. Dwyer, Grendi and Cammaker were entitled to units under the Company's Senior Incentive Plan, which expired by its terms as of December 31, 1993. The Senior Incentive Plan provided for participation in an incentive pool that was determined annually and consisted of an amount equal to 12% of the Company's pre-tax consolidated earnings after deducting an amount equal to a 10% after-tax return on stockholders equity. As the value of the pool was based on the performance of the Company, it fluctuated from year to year as did the amounts distributed to plan participants. No one received any compensation from the incentive pool for the 1992 or the 1993 fiscal years because the Company suffered losses in those years. Awards based on the value of the pool could have taken the form of cash, restricted stock or a combination thereof. The Senior Incentive Plan made provision for valuing awards of units made pursuant to such plan had there been a change in control of the Company before the plan expired.

  Each of the above-referenced employment contracts provides that, in the event of a change in control of the Company and within two years thereafter the named executive officer is terminated or elects to terminate his employment, the named executive officer will be compensated as follows: Mr. Dwyer would have been entitled to retain any shares of restricted stock of the Company previously issued to him and to be paid an amount equal to the sum of (i) $875,000, (ii) $835,000, multiplied by each full calendar year remaining under his employment agreement, and (iii) $425,000 less, with respect to clause
(iii), the base salary already paid to him for the year of termination; and Mr. Cammaker would be entitled to retain any shares of restricted stock of the Company previously issued to him and to be paid an amount equal to the sum of
(i) $470,000, (ii) $320,000 multiplied by each full calendar year remaining under his employment agreement, and (iii) $320,000 less, with respect to clause
(iii), the base salary already paid to him for the year of termination.

  Mr. McGinn does not have a formal employment agreement with the Company. However, between August 5, 1992 and August 31, 1993, Mr. McGinn did have an arrangement with the Company providing for certain benefits in the event he was terminated by the Company without cause before September 1, 1993. If such termination had occurred, the agreement provided that he would have received a minimum of twelve months separation pay and the continuation of his other employee benefits. This arrangement was not renewed.

  Mr. Meyers has an employment agreement with the Company without a fixed term. Mr. Meyers receives an annual base salary of $225,000 and is eligible for an annual bonus. Upon joining the Company, Mr. Meyers received a grant of an option to purchase 50,000 shares of common stock, at an exercise price of $3.625 per share (the fair market value of a share of common stock on the date of grant, January 15, 1993), in addition to a grant of 50,000 shares of restricted stock. The restricted stock vests, and the stock options become exercisable, one-third in January 1994, one-third in January 1995 and one-third in January 1996.

  Mr. Edward F. Kosnik joined the Company in November 1992 as Executive Vice President and Chief Financial Officer. In April 1993 he succeeded Mr. Dwyer as President and Chief Executive Officer and became Chairman of the Board as of July 1, 1993 following Mr. Dwyer's resignation from that position. In April 1994 Mr. Kosnik resigned as Chairman of the Board, President and Chief Executive Officer of the Company. When Mr. Kosnik joined the Company he received an employment agreement without a fixed term. Prior to becoming President and Chief Executive Officer, his base salary was at the rate of $400,000 per annum in accordance with the terms of his employment agreement, and thereafter his salary was at the annual rate of $500,000. Pursuant to the employment agreement, Mr. Kosnik received an option to purchase 100,000 shares of common stock, at an exercise price of $3.00 per share (the fair market value of a share of common stock on the date of grant, November 24, 1992), in addition to a grant of 100,000 shares of restricted stock. The restricted stock was to vest, and the stock options were to become exercisable, one-third in November 1993, one-third in November 1994 and one-third in November 1995. Mr. Kosnik's employment agreement also provided that he was eligible for an annual bonus. In December 1993 Mr. Kosnik indicated a desire to leave the Company, and in order to induce him to remain with the Company for a period of time to enable the Company to find a successor, Mr. Kosnik was paid $250,000 in 1994 in addition to his base salary and in addition to a bonus of $80,000 paid to him in respect of 1993. Following his resignation, Mr. Kosnik's options lapsed and he forfeited 66,667 shares of the restricted stock issued to him that had not vested.

 Termination Arrangements

  Mr. Dwyer's employment contract with the Company expired by its terms on June 30, 1993 and was not renewed. Upon the expiration of his contract, Mr. Dwyer entered into a consulting agreement (the "Consulting Agreement") and a separation agreement (the "Separation Agreement") with the Company. Pursuant to the Consulting Agreement, during the period July 1, 1993 through December 31, 1993 Mr. Dwyer received a consulting fee for services rendered to the Company in the aggregate amount of $242,500 payable in equal weekly installments, as well as reimbursement for reasonable out-of-pocket expenses incurred by him in the performance of his consulting duties. In addition, the Separation Agreement provided for a severance payment in the aggregate amount of $200,000 payable during the period January 1, 1994 through June 30, 1994 in equal weekly installments. Under the terms of the agreements, for the period from July 1, 1993 through July 1, 1994, the Company was to pay the insurance premiums to continue Mr. Dwyer's then current coverage under the Company's medical, dental and other insurance plans, subject to the provisions of such plans, in the same proportion as is paid from time to time for senior executives of the Company, and during the period July 1, 1993 through December 31, 1993 the Company paid to him $700 per month as an automobile allowance. No amounts have been paid to Mr. Dwyer under the agreements since February 14, 1994 when the Company consented to the entry of an order for relief thereby commencing its Chapter 11 proceeding. The Consulting Agreement prohibited Mr. Dwyer during the period from July 1, 1993 through December 31, 1993 from entering into any business or performing any services for another entity that competes with the Company. The Separation Agreement has a similar non-compete clause, although it allows Mr. Dwyer to solicit the business of the Company's customers, suppliers and joint venturers in connection with good faith competition. This clause runs from January 1, 1994 through December 31, 1994. The Separation Agreement also includes provisions restricting the sale by Mr. Dwyer of those of his shares (approximately 1,613,482 shares as of June 30, 1993) of the Company's common stock which are considered

"restricted securities" for purposes of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). Generally, the agreement provides that these shares may not be sold until they vest and, upon vesting, only pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act. Subject to certain conditions, the agreement provides for the shares to vest in increments of 100,000 shares a month or such lesser number of shares as will ensure compliance with the sales volume limitations of Rule 144 that apply to sales of restricted securities by affiliates of an issuer. Further, in the event that Mr. Dwyer breaches the non-compete provisions of the Consulting Agreement, all of his restricted shares that shall not have vested as of the date of breach are to be immediately forfeited. As Mr. Dwyer is no longer an officer of the Company but still serves on the Board of Directors, he receives compensation identical to that paid to other non-employee directors. See "Director Compensation." As a non-employee director of the Company's subsidiary Jamaica Water Securities Corp. and a member of the Executive Committee of such board, Mr. Dwyer also receives directors' fees payable to all such directors of that corporation. Those fees consist of an annual fee of $10,000, $600 for each meeting of the Board of Directors attended, and $600 for each meeting of the Executive Committee of the Board attended.

  On September 1, 1993, Mr. Kornfeld left the Company's employ. As part of the terms of his separation, Mr. Kornfeld, the Company and certain of its subsidiaries entered into a letter agreement of severance providing Mr. Kornfeld with a lump sum payment in the amount of $99,910.80 and monthly payments in the amount of $26,617.65 for each of the twelve months commencing October 1, 1993. These amounts are paid in British Pounds. The foregoing numbers assume an exchange rate of $1.5138 to 1 British Pound. The agreement also provides for Mr. Kornfeld to receive continuing health insurance benefits comparable to that provided to him prior to termination and use of the car provided to him by the Company prior to his resignation, although Mr. Kornfeld will be responsible for all costs and expenses of operation of the car. These benefits cease on the last business day of September 1994. Additionally, the agreement provides that the Company and certain of its subsidiaries agree to indemnify Mr. Kornfeld for his actions as an officer and director of the Company and its subsidiaries.

  Ms. Garelli ceased to be employed by the Company on May 31, 1993. Pursuant to the terms of her separation arrangement, Ms. Garelli was entitled to receive an aggregate of $208,745, payable in installments. The arrangement also provided for her to receive continuing health insurance benefits for one year comparable to those provided prior to termination. Amounts payable to her under the separation agreement have not been paid since the entry of an order for relief on February 14, 1994 commencing the Company's Chapter 11 proceeding.

 Other Arrangements

  In January 1992, the Company issued to Mr. David L. Sokol, President of the Company from January 27, 1992 to October 1, 1992, 150,000 shares of common stock as an inducement to him to join the Company. In connection therewith, Mr. Sokol agreed not to sell more than one-third of the shares prior to January 1993 and not more than two-thirds prior to January 1994. Upon joining the Company, Mr. Sokol received a base salary at the rate of $450,000 per annum until June 30, 1992 and, as a consequence of the Company's 10% salary reduction program, at the rate of $405,000 per annum until he resigned in October 1992. In addition, during 1992 the Company paid to Mr. Sokol a special bonus of $1,000,000 in cash and released him from the covenant restricting the sale of the 150,000 shares of the common stock of the Company that had been granted to him in January 1992.

  Effective as of June 25, 1993, the Company adopted the JWP INC. Employees' Severance Pay/Stay Bonus Plan (the "Plan") in order to encourage designated employees of the parent corporation to continue their employment over the next two years while the Company is restructuring its business operations. As amended, the Plan provides that a Plan participant will be entitled to receive a pre-determined amount of severance pay if his employment with the Company is terminated for reasons other than death, disability, voluntary resignation or "for cause" as defined in the Plan during the two-year period commencing on June 25, 1993 and ending on June 24, 1995. Certain Plan participants will also be entitled to receive a pre-determined "stay bonus" if they remain continuously employed with the Company during the period commencing on June 25, 1993 and ending on the earlier of September 30, 1994 or the date an order confirming a plan of reorganization of the Company in its Chapter 11 proceeding is signed by the United States Bankruptcy Court.

  All severance pay and/or stay bonuses payable under the Plan represent an obligation of the Company and are to be paid from its general assets. Notwithstanding the foregoing, the Company may, from time to time, in its sole discretion, make contributions to a taxable, irrevocable trust ("Trust") to pre-fund all or a portion of a Plan participant's benefits to which he may become entitled. Payments from the Trust to Plan participants shall be in discharge of the Company's liability under the Plan to such participants to the extent such benefits are paid from the Trust. In addition, the assets of the Trust, which would be allocated to accounts to be established for the benefit of Plan participants, will not be subject to the claims of the Company's creditors in a bankruptcy or other insolvency proceeding under federal or state law. Although the Plan participants would have a secured interest in the contributions made by the Company and credited to their respective accounts, if any, they would have no interest, secured or unsecured, in the income of the Trust (including unrealized capital gains), which income would be distributed quarterly to the Company, which will be responsible for the payment of any federal, state or local taxes payable on such income. To date $969,514 has been contributed to the Plan, and amounts payable as stay bonuses have been fully funded.

  As soon as practicable following the date a Plan participant becomes entitled to receive a stay bonus or severance pay under the Plan, the Company is to direct the Trustee under the Trust (the "Trustee") to distribute to him in a lump sum the lesser of: the amount credited to his account, if any, in the Trust, or the amount of his stay bonus or severance pay benefit to which he is then entitled to the extent, if any, of the amount credited to his Trust account. To the extent that the amount credited to his Trust account is less than such benefit, he is to receive the balance from the Company, either in a lump sum or in weekly installments (not exceeding 52 installments), at such times and in such amounts, as determined by the Committee administering the Plan, in its sole discretion.

  Payments under the Plan are subject to federal, state and local income tax withholding and all other applicable federal, state and local taxes. The Trustee and the Company, as the case may be, are to withhold from any payments it makes all applicable federal, state and local withholding taxes and the employee will be required to file any necessary certificate or other form in connection therewith prior to receiving any payments.

  In the event that a Plan participant dies or becomes disabled prior to becoming entitled to any benefit payable under the Plan, his right to such benefit will be forfeited. In the event a Plan participant dies after becoming entitled to a benefit payable under the Plan, but prior to recovering the full amount of such benefit, his designated beneficiary or his estate (if no beneficiary has been designated) will be entitled to receive such unpaid benefits on the date or dates that the Plan participant would have received them while living.

  The Plan is to be administered by an administrative committee appointed by the Board of Directors, which consists of such number of persons as shall from time to time be determined by the Board of Directors. Members of the committee may be officers, directors, or employees of the Company or others and shall hold office at the pleasure of the Board of Directors and without compensation, unless otherwise determined by the Board of Directors. The committee is charged with the operation and administration of the Plan. The committee has the power to interpret and construe the Plan, to determine all questions arising under the Plan, and to adopt and amend from time to time such rules and regulations necessary for the administration of the Plan which are not inconsistent with the terms and provisions of the Plan. Notwithstanding the foregoing, the Board of Directors retains the power to determine all questions of eligibility, status and rights of Plan participants.

  The Plan terminates automatically, effective as of August 24, 1995, unless the termination date is deferred to a later date by the Board of Directors of the Company ("Deferred Termination Date"). The Board of Directors of the Company may amend, suspend or terminate the Plan or any portion thereof at any time prior to the later of June 24, 1995 or any Deferred Termination Date; provided, however, that unless the written consent of a Plan participant is obtained, no such amendment or termination shall adversely affect the rights of any Plan participant. Upon termination of the Plan, all Plan benefits not payable from the Trust shall be paid by the Company within 60 days of such termination date. Upon termination of both the Plan and the Trust, any assets remaining in the Trust after all benefits payable under the Plan have been paid in full shall be returned to the Company.

  Under the terms of the Plan the following executive officers of the Company would be entitled to receive a severance payment as follows: Sheldon I. Cammaker-$340,788; Joseph A. Gallo-$200,000; Jeffrey M. Levy-$247,500; Stephen
H. Meyers-$337,500. In addition, under the Plan the following executive officers would be entitled to receive a stay bonus as follows: Mr. Cammaker- $170,400; Mr. Gallo-$100,000; Mr. Meyers-$112,500; and Mr. Philip M. McGinn-
$72,500.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  As of December 31, 1992, Ms. Diana D. Brooks, Mr. Bertram Harnett, Mr. Thomas
W. Keesee and Mr. Edmund S. Twining, all of whom were then non-employee directors, served on the Compensation and Personnel Committee. Ms. Brooks ceased to serve as a director of the Company, and hence as a member of the Compensation and Personnel Committee on July 1, 1993. Messrs. Harnett and Keesee ceased to serve as directors of the Company and hence as members of the Compensation and Personnel Committee on October 14, 1993.

  Mr. Twining was Secretary of the Company from July 1981 to January 1988. In fiscal year 1992, the Company's subsidiary Jamaica Water Supply Company retained the law firm of Harnett, Lesnick & Kahn, P.A., of which Bertram Harnett, then a director of the Company and a member of the Compensation and Personnel Committee, is a member. During fiscal year 1992, JWS paid legal fees in the amount of $30,000 to Harnett, Lesnick & Kahn, P.A.

DIRECTOR COMPENSATION

  Each director who is not an officer of the Company ("non-employee director") receives annual compensation in the amount of $25,000 for all services as a director. In addition, each non-employee director receives $1,000 for each meeting of the Board and $1,000 for each meeting of a committee of the Board of Directors attended by the director during the fiscal year. Each non-employee director who chairs a committee of the Board receives an additional $2,500 per annum. Directors who also serve as officers of the Company do not receive compensation for services rendered as directors. See "Employment Contracts and Termination of Employment and Change of Control Arrangements--Termination Arrangements" for information regarding consulting and separation payments to Mr. Dwyer, a director.

  At the annual meeting held on May 21, 1992, the stockholders approved the 1991 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Option Plan"), pursuant to which the Company made a one-time grant to each non-employee director of an option to purchase 2,500 shares of common stock at $14.00 per share, which option expires May 23, 2002.

  The Company also maintains a Directors' Retirement Plan, as amended (the "Directors' Retirement Plan"), for non-employee directors of the Company. Under the Directors' Retirement Plan, a director who retires on or after age 65 with at least five years of service as a director (less in the case of directors serving as of December 12, 1991) is entitled to an annual retirement benefit. The annual retirement benefit will equal the product of (i) ten percent (10%) of the annual compensation paid to the retiring director on the date of the retiring director's retirement (excluding meeting fees paid to the director) and (ii) the number of the retiring director's years of service (up to ten) as a director (but not less than five in the case of directors in office on December 12, 1991). In the alternative, a retiring director may elect to receive a fixed annual retirement benefit equal to 100% of the annual compensation paid to the retiring director during his last year as a director for a number of years equal to those he served as a director of the Company, but in no event more than nine years. In the case of directors presently serving, the benefit determined pursuant to this alternative method will be calculated based on a minimum of five years service. Four former directors had been receiving retirement benefits under the Directors' Retirement Plan. However, since February 14, 1994, following the date of entry of an order for relief commencing the Company's Chapter 11 proceeding, no payments have been made under the Directors' Retirement Plan.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information with respect to the beneficial ownership of the Company's common stock and its warrants of participation as of July 15, 1994 by its current directors and each of the named executive officers for its fiscal year ended December 31, 1992, and all its directors and executive officers as a group. No person is known to the Company to be the beneficial owner of more than five percent of the Company's common stock.

                                                       AMOUNT AND
                                                        NATURE OF
                                                       BENEFICIAL
                                                     OWNERSHIP AS OF   PERCENT
  NAME OF BENEFICIAL OWNER      TITLE OF CLASS        JULY 15, 1994    OF CLASS
  ------------------------ ------------------------- ---------------   --------
Andrew T. Dwyer........... Common Stock                 1,509,874(a)     3.7
                           Warrants of Participation       15,687(a)     1.4
Edward F. Kosnik.......... Common Stock                    33,333           +
Innis O'Rourke, Jr........ Common Stock                     5,025*          +
Craig C. Perry............ Common Stock                     2,500*          +
Edmund S. Twining, Jr..... Common Stock                    52,072*          +
Sheldon I. Cammaker....... Common Stock                   127,257++         +
Susan B. Garelli.......... Common Stock                       --            +
Stephen H. Kornfeld....... Common Stock                    74,166(b)++      +
Philip M. McGinn.......... Common Stock                    11,157++         +
David L. Sokol............ Common Stock                       --            +
Ernest W. Grendi.......... Common Stock                       --            +
All directors and execu-
 tive
 officers as a group (10
 persons)................. Common Stock                 1,837,269(c)     4.5
                           Warrants of Participation       15,687        1.4

- - - - - - - - - --------
(a) Includes 248,825 shares and 15,687 warrants of participation held by the Estate of Martin Dwyer, Jr., of which Andrew T. Dwyer is a co-executor, as to which securities he disclaims beneficial ownership. In addition, includes 30,465 shares owned by his wife, as to which shares Mr. Dwyer disclaims beneficial ownership.
(b) Includes 1,048 shares owned by Mr. Kornfeld's wife and 7,329 shares held by him and his wife as trustees of trusts for the benefit of their children, as to which shares Mr. Kornfeld disclaims beneficial ownership.
(c) Includes 105,319 shares issuable upon the exercise of stock options granted under the Company's stock option plans, as to which shares the directors and executive officers have the right to acquire beneficial ownership within sixty days of July 15, 1994.
* Includes 2,500 shares issuable upon the exercise of stock options granted under the Company's 1991 Stock Option Plan for Non-Employee Directors, as to which shares such director has the right to acquire beneficial ownership within sixty days of July 15, 1994.
+  Represents less than 1% of the Company's common stock.
++ Includes, for each of the persons set forth below, the number of shares listed beside such person's name, which shares are issuable upon the exercise of stock options granted under the Company's stock option plans, as to which shares such persons have the right to acquire beneficial ownership within sixty days of July 15, 1994: Sheldon I. Cammaker, 51,199 shares; Philip M. McGinn, 6,157 shares; and Stephen H. Kornfeld, 5,717 shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In fiscal year 1992, the Company retained the law firm of Harnett, Lesnick & Kahn, P.A. of which Bertram Harnett, then a director, is a member. During fiscal year 1992, the Company's subsidiary Jamaica Water Supply Company paid $30,000 in legal fees to that firm.

  In connection with the acquisition in 1988 of a business from Mr. Stephen H. Kornfeld, formerly a Senior Vice President of the Company, the Company entered into a lease with Mr. Kornfeld with respect to the premises then occupied by the business. The lease provides for a ten year term that began December 2, 1988 and ends November 30, 1998. Under the provisions of the lease, the Company pays to Mr. Kornfeld annual rental of $210,000. In addition, the Company is responsible for the costs of occupying and maintaining the building and all real estate taxes to the extent such taxes exceed $10,000 plus an amount equal to the taxes payable for the taxable year in which the Company entered into the lease.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)1. The following consolidated financial statements of JWP INC. and Subsidiaries are included in Part II--Item 8:

    Consolidated Balance Sheets as of December 31, 1992 and 1991.

    Consolidated Statements of Operations for the Years Ended December 31, 1992, 1991 and 1990.

    Consolidated Statements of Cash Flows for the Years Ended December 31, 1992, 1991 and 1990.

    Consolidated Statements of Shareholders' (Deficit) Equity for the Years Ended December 31, 1992, 1991 and 1990.

    Notes to Consolidated Financial Statements.

(a)2. The following financial statement schedules are included in Part IV of this Report:

       SCHEDULES
       ---------
          II     Amounts Receivable from Related Parties and Underwriters,
                 Promoters, and Employees Other Than Related Parties.
          III    Condensed Financial Information of JWP INC.
          VII    Guarantees of Securities of Other Issuers.
         VIII    Valuation and Qualifying Accounts.
          IX     Short-Term Borrowings.

  Schedules other than those listed above are omitted for the reason that they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(a)3. Exhibits--See Exhibit Index--Page 79

(b) Reports on Form 8-K--Form 8-K; Date of Report: October 2, 1992

                                  SCHEDULE II
    AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS, PROMOTERS, AND
                      EMPLOYEES OTHER THAN RELATED PARTIES

                                                             DEDUCTIONS       BALANCE AT END OF PERIOD
                                                        --------------------- -----------------------------
                         BALANCE AT BEGINNING            AMOUNTS    AMOUNTS
NAME OF DEBTOR                OF PERIOD       ADDITIONS COLLECTED WRITTEN OFF  CURRENT        NOT CURRENT
- - - - - - - - - --------------           -------------------- --------- --------- ----------- ------------   --------------
                                                         (IN THOUSANDS)
Year ended December 31,
1992
Notes receivable:
  Joseph W. Barnett
   Corporate Secretary..         $132            --        $16        --               $116              --
                                 ----           ----       ---        ---      ------------      -----------
    Total...............         $132            --        $16        --               $116              --
                                 ====           ====       ===        ===      ============      ===========
Year ended December 31,
1991
Notes receivable:
   Joseph W. Barnett
   Corporate Secretary..          --            $132       --         --               $132              --
                                 ----           ----       ---        ---      ------------      -----------
    Total...............          --            $132       --         --               $132              --
                                 ====           ====       ===        ===      ============      ===========

      Note: The note is non-interest bearing, unsecured and non-recourse.

                                  SCHEDULE III
                  CONDENSED FINANCIAL INFORMATION OF JWP INC.

                                 BALANCE SHEETS

                                                               DECEMBER 31,
                                                             ------------------
                                                               1992      1991
                                                             --------  --------
                                                              (IN THOUSANDS)
ASSETS:
Current Assets:
  Cash and cash equivalents................................. $ 59,963  $  2,244
  Prepaid expenses and other current assets.................    7,565     4,430
  Net assets held for sale..................................   32,894       --
                                                             --------  --------
Total Current Assets........................................  100,422     6,674
Net assets held for sale....................................   85,611       --
Investments, notes and other long-term receivables..........    4,678     7,614
Property and equipment, net.................................    3,499     6,068
Other assets, principally investments in and amounts due
 from wholly-owned subsidiaries.............................  161,397   927,708
                                                             --------  --------
Total Assets................................................ $355,607  $948,064
                                                             ========  ========
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY:
Current Liabilities:
  Notes payable--banks...................................... $    --   $ 95,100
  Current maturities of long-term debt......................    1,686    20,127
  Debt in default...........................................  501,007       --
  Accrued expenses and other current liabilities............   26,843    16,704
                                                             --------  --------
Total Current Liabilities...................................  529,536   131,931
                                                             --------  --------
Long-term debt..............................................      822   349,255
Other long-term obligations and deferred credits............    1,228    10,742
Shareholders' (Deficit) Equity:
  Common Stock..............................................    4,075     4,018
  Other shareholders' (deficit) equity...................... (180,054)  452,118
                                                             --------  --------
Total Shareholders' (Deficit) Equity........................ (175,979)  456,136
                                                             --------  --------
Total Liabilities and Shareholders' (Deficit) Equity........ $355,607  $948,064
                                                             ========  ========

                                  SCHEDULE III
                  CONDENSED FINANCIAL INFORMATION OF JWP INC.

                            STATEMENTS OF OPERATIONS

                                                    YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    1992       1991      1990
                                                  ---------  --------  --------
                                                        (IN THOUSANDS)
Management fees from wholly-owned subsidiaries..  $  29,825  $ 27,280  $ 26,145
Interest income from wholly-owned subsidiaries..      3,243     9,673    10,791
Other interest income...........................        899       603       692
                                                  ---------  --------  --------
                                                     33,967    37,556    37,628
                                                  ---------  --------  --------
Costs and expenses net:
  General, administrative and other expenses....     48,371    19,159    12,206
  Interest expense..............................     43,568    42,414    36,158
  Net loss on businesses sold or held for sale..     76,078     6,628       --
  Provision for losses on disposal of                49,491       --        --
  discontinued operations.......................
                                                  ---------  --------  --------
                                                    217,508    68,201    48,364
                                                  ---------  --------  --------
(Loss) income before income taxes, equity in net
 (loss) income of subsidiaries and cumulative
 effect of accounting change....................   (183,541)  (30,645)  (10,736)
(Benefit) for income taxes......................        --    (10,395)   (4,068)
Equity in net (loss) income of subsidiaries--      (229,465)   24,962    35,317
continuing operations...........................
Equity in net (loss) income of subsidiaries--      (203,739)   24,263    21,600
discontinued operations.........................
Cumulative effect of accounting change..........      4,315       --        --
                                                  ---------  --------  --------
    Net (Loss) Income...........................  $(612,430) $ 28,975  $ 50,249
                                                  =========  ========  ========

                                  SCHEDULE III
                  CONDENSED FINANCIAL INFORMATION OF JWP INC.

                            STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1992      1991     1990
                                                    ---------  -------  -------
                                                         (IN THOUSANDS)
Net (Loss) Income.................................  $(612,430) $28,975  $50,249
Adjustments to Reconcile Net (Loss) Income to Cash
 (Used in)
Operating Activities
  Depreciation and amortization...................      3,790    2,641    1,313
  Write-off of deferred debt issuance cost........      2,876      --       --
  Provision for losses on net assets held for sale
   or sold........................................     76,078    6,628      --
  Provision for losses on disposal of discontinued
   operations.....................................     49,491      --       --
  Cumulative effect of accounting change for in-
   come taxes.....................................     (4,315)     --       --
  Equity loss (income) of consolidated subsidiar-
   ies............................................    433,204  (49,225) (56,917)
  Other, net......................................     17,962    1,743    2,384
                                                    ---------  -------  -------
                                                      (33,344)  (9,238)  (2,971)
Change in Current Assets and Liabilities
  (Increase) decrease in receivables and other
   current assets.................................     (3,135)      87   (5,000)
  Increase (decrease) in accrued expenses.........     11,317   (7,532)     243
                                                    ---------  -------  -------
Net Cash (Used in) Operations.....................    (25,162) (16,683)  (7,728)
                                                    ---------  -------  -------
Cash Flows from Financing Activities
  Proceeds from long-term debt....................     60,000   30,000   70,000
  Payments of long-term debt and capital lease ob-
   ligations......................................    (23,789) (45,375) (29,118)
  Proceeds from issuance of common stock and exer-
   cise
   of stock options...............................      1,911    2,169    4,827
  Payment of preferred dividends..................     (1,354)    (711)     --
  Purchase of Company warrants....................        --       --    (4,000)
  Acquisition of common stock for the treasury....     (8,130)  (7,877)  (4,424)
  Increase (decrease) in notes payable, net.......        695   96,800   (2,300)
                                                    ---------  -------  -------
Net Cash Provided by Financing Activities.........     29,333   75,006   34,985
                                                    ---------  -------  -------
Cash Flows from Investment Activities
  Proceeds from sale of businesses and other as-
   sets...........................................    138,971   10,066      --
  (Increase) decrease in investments and amounts
   due from
   wholly-owned subsidiaries......................    (63,884)  27,611   17,357
  Acquisition of businesses.......................    (19,581) (97,667) (39,845)
  Purchase of property and equipment..............     (1,958)  (1,392)    (982)
                                                    ---------  -------  -------
Net Cash Provided by (Used in) Investment Activi-      53,548  (61,382) (23,470)
 ties.............................................  ---------  -------  -------
Increase (Decrease) in Cash and Cash Equivalents..     57,719   (3,059)   3,787
Cash and Cash Equivalents at Beginning of Year....      2,244    5,303    1,516
                                                    ---------  -------  -------
Cash and Cash Equivalents at End of Year..........  $  59,963  $ 2,244  $ 5,303
                                                    =========  =======  =======

                                  SCHEDULE III
                  CONDENSED FINANCIAL INFORMATION OF JWP INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

  The Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings (loss) of subsidiaries since dates of acquisition, less write-offs related to permanent impairment of cost in excess of net assets acquired. Net assets held for sale consist of the net assets of wholly-owned subsidiaries that the Company plans to sell. Such net assets are stated at estimated net realizable value. These financial statements should be read in conjunction with the Company's consolidated financial statements.

(2) LONG-TERM DEBT

  The following is a summary of the Company's long-term debt, excluding current maturities of $1.7 million and $20.1 million in 1992 and 1991, respectively:

                                                                1992     1991
                                                               ----------------
                                                               (IN THOUSANDS)
   9.1% to 12% Senior Notes, due 1992 to 2005................. $  --  $ 330,119
   7 3/4% Convertible Subordinated Debentures, due 2012.......    --     15,764
   Other long-term debt.......................................   822      3,372
                                                               -----  ---------
                                                               $ 822  $ 349,255
                                                               =====  =========

  For a discussion and description of debt in default and long-term debt refer to Notes 1, 3 and 4 of the consolidated financial statements of JWP INC. and Subsidiaries.

(3) INCOME TAXES

  Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Prior years' financial statements have not been restated for the accounting change. The cumulative effect of adopting SFAS 109 was to record an income tax benefit of $4.3 million or $0.11 per share as of January 1, 1992.

  At December 31, 1992 and January 1, 1992 (after having given effect to the adoption of SFAS No. 109), the valuation allowances recorded against deferred tax assets were $138.3 million and $0, respectively.

(4) GUARANTEES

  JWP INC. guarantees various obligations and credit agreements of its wholly-owned subsidiaries. At December 31, 1992 such guarantees included the following: (i) a mortgage note payable in the amount of $6.2 million secured by land and building, having a net book value of $6.2 million at December 31, 1992, (ii) short and long-term credit facilities aggregating $5.2 million with French banks for French subsidiary, (iii) short-term credit facilities aggregating $2.2 million with various German banks for a German subsidiary,
(iv) a demand note payable by a Canadian subsidiary in the amount of $6.5 million at December 31, 1992 and (v) short-term credit facilities of $2.5 million for a Belgian subsidiary. JWP also guarantees certain leases, contracts and performance bonds of its subsidiaries.

  In 1993, the Company's French and Belgian information services subsidiaries filed petitions in their respective countries seeking relief from their creditors. Equity in net loss of discontinued subsidiaries includes a loss of $5.9 million which represents the portion of the Company's guarantees of the French and Belgian subsidiaries credit facilities which are unsecured.

                           JWP INC. AND SUBSIDIARIES

            SCHEDULE VII--GUARANTEES OF SECURITIES OF OTHER ISSUERS

                               DECEMBER 31, 1992

     COL. A                COL. B         COL. C        COL. D      COL. E           COL. F                 COL. G
- - - - - - - - - ----------------------- ------------- --------------- ----------- ---------- ---------------------- -----------------------
                                                        AMOUNT                                       NATURE OF ANY DEFAULT
     NAME OF ISSUER                                    OWNED BY   AMOUNT IN                         BY ISSUER OF SECURITIES
      OF SECURITIES       TITLE OF                     PERSON OR   TREASURY                              GUARANTEED IN
      GUARANTEED BY       ISSUE OF                    PERSONS FOR OF ISSUER                          PRINCIPAL, INTEREST,
         PERSON          EACH CLASS    TOTAL AMOUNT      WHICH        OF                                SINKING FUND OR
        FOR WHICH       OF SECURITIES   GUARANTEED     STATEMENT  SECURITIES       NATURE OF        REDEMPTION PROVISIONS,
   STATEMENT IS FILED    GUARANTEED   AND OUTSTANDING  IS FILED   GUARANTEED       GUARANTEE        OR PAYMENT OF DIVIDENDS
- - - - - - - - - ----------------------- ------------- --------------- ----------- ---------- ---------------------- -----------------------
Erlanger Land Co.......   Mortgage     $6.2 million                          Principal and interest          None

                           JWP INC. AND SUBSIDIARIES

                                 SCHEDULE VIII
                       VALUATION AND QUALIFYING ACCOUNTS

                                          ADDITIONS
                                    ----------------------
                         BALANCE AT CHARGED TO CHARGED TO                NET ASSETS BALANCE
                         BEGINNING  COSTS AND     OTHER                     HELD    END OF
DESCRIPTION               OF YEAR    EXPENSES  ACCOUNTS(2) DEDUCTIONS(1)  FOR SALE   YEAR
- - - - - - - - - -----------              ---------- ---------- ----------- ------------- ---------- -------
                                                   (IN THOUSANDS)
Allowance for doubtful
accounts
  Year ended December     $29,541    $113,903    $10,591     $(78,715)    $(32,690) $42,630
  31, 1992..............
  Year ended December
   31, 1991,
   as restated..........  $14,564    $ 16,241    $13,091     $(14,355)    $    --   $29,541
  Year ended December     $11,552    $  6,425    $ 4,055     $ (7,468)    $    --   $14,564
31, 1990................

- - - - - - - - - --------
(1) Deductions represent uncollectible balances of accounts receivable written off, net of recoveries.

(2) Amounts primarily represent valuation accounts related to companies acquired.

                           JWP INC. AND SUBSIDIARIES

                                  SCHEDULE IX
                             SHORT-TERM BORROWINGS

                                    WEIGHTED     MAXIMUM     AVERAGE     WEIGHTED
                                     AVERAGE     AMOUNT      AMOUNT       AVERAGE
                          BALANCE   INTEREST   OUTSTANDING OUTSTANDING INTEREST RATE
CATEGORY OF AGGREGATE     AT END   RATE AT END DURING THE  DURING THE   DURING THE
SHORT-TERM BORROWINGS    OF PERIOD  OF PERIOD    PERIOD     PERIOD(1)    PERIOD(2)
- - - - - - - - - ---------------------    --------- ----------- ----------- ----------- -------------
                                               (IN THOUSANDS)
Year Ended December 31,
1992
  Notes payable to       $162,247      7.16%    $240,384    $189,442       6.12%
banks(3)................
Year Ended December 31,
1991
  Notes payable to       $110,600      6.07%    $231,400    $143,800       7.64%
banks(3)................
Year Ended December 31,
1990
  Notes payable to       $ 58,500     10.00%    $128,415    $ 94,788       9.86%
banks(3)................
  Commercial paper(4)... $  4,000      8.38%    $ 16,500    $  4,249       8.58%

- - - - - - - - - --------
(1) The average amount outstanding during the period was computed by dividing the average monthly principal balances by 12.

(2) The weighted average interest rate during the period was computed by dividing the actual interest expense by average short-term debt outstanding.

(3) Notes payable to banks include borrowings under lines of credit arrangements which are reviewed annually for renewal. The balance at December 31, 1992 includes debt in default of $155,795.

(4) Commercial paper matures generally four months from date of issue with no provisions for the extension of its maturity.

                                LIST OF EXHIBITS

EXHIBIT NO.                                                      INCORPORATED BY
- - - - - - - - - -----------                                                 REFERENCE TO REGISTRANT'S
                                                            -------------------------
3 (a-1)      Certificate of Incorporation filed      Exhibit 3 (a-1) to Annual Report on
             March 31, 1987                          Form 10-K for fiscal year ended
                                                     December 31, 1988
3 (a-2)      Copy of Agreement and Plan of Merger    Exhibit (b) to Current Report on Form
             dated April 1, 1987 between JWP INC., a 8-K for August 4, 1987
             New York corporation, and JWP INC. a
             Delaware corporation
3 (a-3)      Certificate of Amendment to Certificate Exhibit 3 (a-3) to Annual Report on
             of Incorporation filed May 17, 1990     Form 10-K for fiscal year ended
                                                     December 31, 1990
3 (a-4)      Certificate of Designation filed August Exhibit 4.1 to Quarterly Report on Form
             15, 1991                                10-Q for the quarter ended June 30,
                                                     1991
3 (b)        By-Laws                                 Exhibit 3 (b) to Annual Report on Form
                                                     10-K for fiscal year ended December 31,
                                                     1988
4 (a-1)*     Form of Subordinated Note Agreement     Exhibit B to Current Report on Form 8-K
             executed April 10, 1986 between the     for April 11, 1986
             Registrant and each of several
             insurance companies
4 (a-2)*     Composite Conformed Copy of Note        Exhibit 4 (a-8) to Annual Report on
             Agreements dated as of March 10, 1987   Form 10-K for fiscal year ended
             between the Registrant and each of      December 31, 1986
             several insurance companies
4 (a-3)*     Conformed Copy of Note Agreement dated  Exhibit 4 (a- ) to Annual Report on
             as of December 15, 1987 between the     Form l0-K for fiscal year ended
             Registrant and each of several          December 31, 1987
             insurance companies
4 (a-4)*     Conformed Copy of Senior Note Purchase  Exhibit 4 (a-9) to Annual Report on
             Agreement dated as of November 15, 1988 Form 10-K for fiscal year ended between Registrant and each of several  December 31, 1988
             insurance companies
4 (a-5)*     Conformed Copy of Senior Note Agreement Exhibit 4 (a-11) to Annual Report on
             dated as of November 16, 1989 between   Form 10-K for fiscal year ended
             Registrant and each of several          December 31, 1989
             insurance companies
4.6*         Indenture dated as of September 1,      Exhibit 4 (a) to Quarterly Report on
             1987, as amended by First and Second    Form 10-Q for the quarter ended June
             Supplemental Indentures, pursuant to    30, 1990
             which 7 3/4% Convertible Subordinated
             Debentures of NEECO, Inc. were assumed
             by Registrant
4.7*         Senior Note Agreement executed November Exhibit 4.13 to Form S-3 Registration
             14, 1990 between Registrant and The     Statement No. 33-38381
             Prudential Insurance Company of America
4.8*         Composite Conformed Copy of Senior Note Exhibit 4.14 to Form S-3 Registration
             Agreement executed November 28, 1990    Statement No. 33-38381
             between Registrant and each of several
             insurance companies

EXHIBIT NO.                                                      INCORPORATED BY
- - - - - - - - - -----------                                                 REFERENCE TO REGISTRANT'S
                                                            -------------------------
4.9*         Conformed Copy of Senior Note Agreement Exhibit 4.15 to Form S-3 Registration
             executed November 28, 1990 between      Statement No. 33-43104
             Registrant and Provident National
             Assurance Co.
4.10*        Conformed Copy of Senior Note Agreement Exhibit 4.15 to Form S-3 Registration
             executed March 14, 1991 among JWP, New  Statement No. 33-39550
             York Life Insurance Company and New
             York Life Insurance, an annuity
             corporation
4.11*        Composite Conformed Copy of Senior Note Exhibit 4.16 to Annual Report on Form
             Agreement executed March 6, 1992        10-K for fiscal year ended December 31,
             between the Registrant and several      1991
             purchasers
4.12*        Form of Amended and Restated Credit     Page
             Agreement dated as of September 11,
             1992 between Registrant and several
             banks
4.13*        Form of Amendment dated as of September Page
             30, 1992 between Registrant and several
             banks with respect to the Amended and
             Restated Credit Agreement dated
             September 11, 1992
4.14*        Form of Credit Agreement dated as of    Page
             February 14, 1994 among Registrants,
             certain subsidiaries thereof and
             Belmont Capital Partners II, L.P.
10 (a-1)*    First Mortgage Indenture ("Mortgage")   Exhibit B-l to Form S-l, Registration
             dated December 1, 1936 of a subsidiary  Statement No. 2-3995 of JWS of Registrant, Jamaica Water Supply
             Company ("JWS")
10 (a-2)*    Supplemental Indenture to First         Exhibit 1 to Annual Report on Form 10-K
             Mortgage dated December 1, 1953 of JWS  for fiscal year ended December 31, 1953
10 (a-3)*    Supplemental Indenture to First         Exhibit 1 to Current Report on Form 8-K
             Mortgage dated May 1, 1962 of JWS       for August 1962 of JWS
10 (a-4)*    Supplemental Indenture to First         Exhibit 4.21 to Form S-1, Registration
             Mortgage dated May 1, 1970 of JWS       Statement No. 2-62590
10 (a-5)*    Supplemental Indenture to First         Exhibit 4.22 to Form S-1, Registration
             Mortgage dated February 15, 1975 of JWS Statement No. 2-62590
10 (a-6)*    Supplemental Indenture to First         Exhibit 4.23 to Form S-1, Registration
             Mortgage dated January 1, 1978          Statement No. 2-62590
10 (a-7)*    Supplemental Indenture to Mortgage      Exhibit 10 (a-7) to S-1, Registration
             dated as of April 1, 1981 of JWS        Statement No. 2-86988
10 (a-8)*    Supplemental Indenture to Mortgage      Exhibit 10 (a-8) to Form S-1
             dated as of August 1, 1983 of JWS       Registration Statement No. 2-86988
10 (a-9)*    Supplemental Indenture to Mortgage      Exhibit 10 (a-9) to Annual Report on
             dated as of December 1, 1984            10-K for fiscal year December 31, 1985.
10 (b-1)*    Agreement and Plan of Merger dated as   Exhibit (c) (2) to the Schedule 14D-1
             of June 3, 1991 among Businessland,
             Inc., JWP INC., and JWP Acquisition,
             Inc.
10 (b-2)*    Asset Purchase Agreement dated July 16, Exhibit 2 to Form 8-K; Date of Report:
             1993 by and among JWP INC., JWP         August 6, 1993
             Information Services, Inc. and ENTEX
             Information Services, Inc.
10 (c-1)*    Employment Agreement dated as of        Exhibit 10 (e) to Annual Report on Form
             September 14, 1987 between the          10-K for fiscal year ended December 31,
             Registrant and Sheldon I. Cammaker      1987

EXHIBIT NO.                                                      INCORPORATED BY
- - - - - - - - - -----------                                                 REFERENCE TO REGISTRANT'S
                                                            -------------------------
10 (c-2)*    Amendment dated March 15, 1988 to       Exhibit 10 (f) to Annual Report on Form
             Employment Agreement dated as of        10-K for fiscal year ended December 31,
             September 14, 1987 between Registrant   1987
             and Sheldon I. Cammaker
10 (d)*      Letter Agreement dated November 16,     Page
             1992 between the Registrant and Edward
             F. Kosnik
10 (e)*      Letter Agreement dated December 21,     Page
             1992 between the Registrant and Stephen
             H. Meyers
10 (f)*      Amended and Restated Stock Option and   Exhibit 10 to Form S-8 (No. 3-25151)
             Appreciation Rights Plan
10 (g)*      Senior Incentive Compensation and       Exhibit B to Proxy Statement for Annual
             Restricted Stock Award Plan             Meeting of Stockholders held May 17,
                                                     1989
10 (h)*      1991 Stock Option Plan                  Exhibit A to Proxy Statement for Annual
                                                     Meeting of Stockholders held May 16,
                                                     1991
10 (i)*      Directors' Retirement Plan              Exhibit 10 (i) to Annual Report on Form
                                                     10-K for fiscal year ended December 31,
                                                     1991
10 (j)*      1991 Stock Option Plan for Non-Employee Exhibit A to Proxy Statement for Annual
             Directors                               Meeting of Stockholders held May 21,
                                                     1992
10 (k)*      1992 Stock Option Plan                  Page
10 (l)*      Separation Agreement dated as of June   Page
             30, 1993 between Registrant and Andrew
             T. Dwyer
10 (m)*      Consulting Agreement dated as of June   Page
             30, 1993 between JWP
             Mechanical/Electrical Services, Inc.,
             and Andrew T. Dwyer
10 (n)*      Restricted Stock Agreement dated as of  Page
             November 24, 1992 between Registrant
             and Edward F. Kosnik
10 (o)*      Restricted Stock Agreement dated as of  Page
             January 3, 1992 between Registrant and
             David L. Sokol
10 (p)*      Letter Agreement dated as of June 30,   Page
             1993 between Drake & Scull Holdings
             Ltd. and Registrant and Steven H.
             Kornfeld
10 (q)*      Letter Agreement dated August 21, 1992  Page
             between Registrant and David L. Sokol
10 (r)*      JWP Inc. Employees' Severance Pay/Stay  Page
             Bonus Plan, as amended and restated as
             of March 16, 1994
10 (s)*      Restricted Stock Agreement dated as of  Page
             January 15, 1993 between Registrant and
             Stephen H. Meyers
10 (t)*      Employment Agreement dated as of April  Page
             18, 1994 between Registrant and Frank
             T. MacInnis
21           List of Significant Subsidiaries        Page
27           Article 5, Financial Data Schedule      Page

  Pursuant to Item 601 (b)(4)(iii) of Regulation S-K, upon request of the Securities and Exchange Commission, the Registrant hereby undertakes to furnish a copy of any unfiled instrument which defines the rights of holders of long-term debt of the Registrant's subsidiaries.
- - - - - - - - - --------
* Required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of the Annual Report Form 10-K.

                                   SIGNATURE

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          JWP INC.

Date: September 20, 1994                            Frank T. MacInnis
                                          By:
                                             ----------------------------------
                                            Frank T. MacInnis Chairman of the
                                            Board of Directors, President and
                                                 Chief Executive Officer

  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on September 20, 1994.

      Frank T. MacInnis*           Chairman of the
- - - - - - - - - -------------------------------    Board of Directors,
       Frank T. MacInnis           President, and Chief
                                   Executive Officer

       Andrew T. Dwyer *           Director
- - - - - - - - - -------------------------------
        Andrew T. Dwyer

     Innis O'Rourke, Jr. *         Director
- - - - - - - - - -------------------------------
      Innis O'Rourke, Jr.

       Craig C. Perry *            Director
- - - - - - - - - -------------------------------
        Craig C. Perry

   Edmund S. Twining, Jr. *        Director
- - - - - - - - - -------------------------------
    Edmund S. Twining, Jr.

       Leicle E. Chesser           Executive Vice
- - - - - - - - - -------------------------------    President and Chief
       Leicle E. Chesser           Financial Officer
                                   (principal financial
                                   officer from May
                                   1994 to date)

       Stephen H. Meyers           Senior Vice
- - - - - - - - - -------------------------------    President Finance
       Stephen H. Meyers           (principal financial
                                   officer from January
                                   1993 to May 1994 and
                                   principal accounting
                                   officer from May
                                   1994 to date)

- - - - - - - - - --------
*Constituting the entire Board of Directors of JWP INC.

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